As filed with the Securities and Exchange Commission on June 3, 2004

                                                   1933 Act File No. 333-71716
                                                   1940 Act File No. 811-10537

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM N-2
                       (Check appropriate box or boxes)

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
            [   ] Pre-Effective Amendment No. __
            [X] Post-Effective Amendment No. 11
                                    and/or
[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
            [X] Amendment No. 13

                 OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
                 --------------------------------------------
               (Exact Name of Registrant Specified in Charter)

      Two World Financial Center, 225 Liberty Street, New York, NY 10281
      ------------------------------------------------------------------
  (Address of Principal Executive Offices) (Number, Street, City, State, Zip
                                    Code)

                                1-800-858-9826
                                --------------
             (Registrant's Telephone Number, Including Area Code)

                              Dina C. Lee, Esq.
                            OppenheimerFunds, Inc.
      Two World Financial Center, 225 Liberty Street, New York, NY 10281
      ------------------------------------------------------------------
   (Name and Address (Number, Street, State, Zip Code) of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date
of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective (check applicable box):
[ X ] when declared effective pursuant to section 8(c), or as follows:
(the following boxes are included on the basis that the Registrant makes repurchase offers under Rule 23c-3 under the Investment Company Act of 1940 and is making this filing in accordance with Rule 486 under the Securities
Act of 1933)
[    ] immediately upon filing pursuant to paragraph (b)
[    ] on _____________ pursuant to paragraph (b)
[    ] 60 days after filing pursuant to paragraph (a)
[    ] on _____________ pursuant to paragraph (a) of Rule 486.
[ ] This  post-effective  amendment  designates  a new  effective  date  for a previously-filed registration statement.

[ ] This  form is filed to  register  additional  securities  for an  offering pursuant  to Rule  462(b)  under the  Securities  Act and the  Securities  Act registration  statement number of the earlier effective registration statement for the same offering is 333-71716.

                                    FORM N-2

                           OPPENHEIMER TREMONT MARKET
                                NEUTRAL FUND, LLC

                                   SIGNATURES

Pursuant to the  requirements  of the  Securities Act of 1933 and the Investment
Company Act of 1940, the Registrant has duly caused this registration  statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the
City of New York, and State of New York, on the 3rd day of June, 2004.

                              OPPENHEIMER TREMONT MARKET
                                   NEUTRAL FUND, LLC

                              By:   /s/ John V. Murphy*
                                    -------------------
                                    Name: John V. Murphy
                                    Title: President, Manager &
                                    Chairman of the Board of Managers

     Pursuant to requirements  of the Securities Act of 1933, this  registration statement has been signed by the following persons in the capacities indicated.

Signature                           Title                           Date

/s/ Brian W. Wixted
-------------------          Treasurer, Principal               June 3, 2004
Brian W. Wixted              Financial & Accounting

Officer

/s/  Ronald J. Abdow
---------------------------- Manager                            June 3, 2004
Ronald J. Abdow

/s/  John V. Murphy
---------------------------- Manager                            June 3, 2004
John V. Murphy

/s/  Eustis Walcott
---------------------------- Manager                            June 3, 2004
Eustis Walcott

/s/  Joseph M. Wikler
------------------------     Manager                            June 3, 2004
Joseph M. Wikler

/s/  Peter I. Wold
--------------------------   Manager                            June 3, 2004
Peter I. Wold

By:   /s/ Robert G. Zack
----------------------------------------
Robert G.Zack, Attorney in Fact

                         PROSPECTUS dated July 30, 2004

                           OPPENHEIMER TREMONT MARKET
                                NEUTRAL FUND, LLC
                            Limited Liability Company
                                    Interests
                              --------------------

INVESTMENT  OBJECTIVE.  The Fund is a limited liability company registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management  investment  company.  The  Fund's  investment  objective  is to seek long-term  capital  appreciation  consistent with  preservation of capital while attempting to generate  positive  returns over various market  cycles.  The Fund will  pursue  this  objective  by  investing  primarily  in  private  investment partnerships and similar investment  vehicles that are managed by a select group of alternative  asset managers that employ various "market  neutral"  investment strategies.

 (continued on following page)
--------------------

     Investing in the Fund's limited liability  company interests  ("Interests")
involves a high degree of risk. See "RISK FACTORS" beginning on page 17.

     Neither the  Securities and Exchange  Commission  nor any state  securities commission  has  approved or  disapproved  these  securities  or passed upon the adequacy of this prospectus.  Any  representation  to the contrary is a criminal offense.

OppenheimerFunds  Distributor,  Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis,  subject to various conditions.  Interests are being  offered  through the  Distributor  and other brokers and dealers that have entered into selling  agreements  with the  Distributor.  Interests will be sold only to  "Qualified  Investors."  See "Investor  Qualifications."  The full amount of the sales load will be reallowed by the Distributor to selling brokers and dealers.  In addition,  the  Distributor  (or one of its affiliates) may pay from its own resources  additional  compensation to brokers and dealers of up to
1%  of  the  value  of  Interests  sold  by  such  brokers  and  dealers.   (See
"Distribution Arrangements.") ____________________ OppenheimerFunds Distributor,
Inc.

(continued from previous page)

     INVESTMENT  PROGRAM.  The Fund will  pursue  its  investment  objective  by investing  primarily in private  investment  partnerships and similar investment vehicles  ("Portfolio  Funds") that are managed by a select group of alternative asset  managers  ("Portfolio  Managers")  that employ various  "market  neutral"
investment  strategies.  Market neutral  investment  strategies  seek to provide predictable  investment  returns  regardless of general stock market  movements.
These   strategies   encompass  a  broad  range  of  investment   programs  that
historically  have  exhibited a low  correlation  to the general  performance of equity,  debt and other markets.  They include investment  programs that involve the use of  hedging  and  arbitrage  techniques  in the  equity,  fixed  income, currency and  commodity  markets.  Portfolio  Managers may invest and trade in a wide range of instruments and markets,  including,  but not limited to, U.S. and
non-U.S. equities and equity-related instruments, currencies, financial futures, and fixed income and other  debt-related  instruments.  In connection with their
investment  programs,   Portfolio  Managers  will  make  use  of  a  variety  of
sophisticated  investment  techniques  that often  involve,  among other things, short  sales of  securities,  the use of  leverage  (i.e.,  borrowing  money for investment  purposes),  and  transactions  in  derivative  securities  and other financial instruments such as stock options,  index options,  futures contracts, and options on futures. In lieu of investing in Portfolio Funds, the Fund may on occasion retain a Portfolio Manager to manage a designated portion of the Fund's assets in accordance with the Portfolio Manager's specialized  investment style.
The Fund's  investment  manager will have primary  responsibility  for selecting
Portfolio  Managers  and  determining  the  portion of the  Fund's  assets to be allocated  to each  Portfolio  Manager.  It will  consider  various  criteria in selecting Portfolio Managers,  including:  the historical investment performance of the Portfolio  Manager;  its reputation and experience;  the effectiveness of its risk management systems; its adherence to its stated investment  philosophy;
the quality and stability of the Portfolio Manager's  organization;  and whether key  personnel of the  Portfolio  Manager have  substantial  investments  in the
Portfolio Manager's investment program.

     INVESTMENT  ADVISER.  OppenheimerFunds,  Inc. (the "Adviser") serves as the
Fund's  investment  adviser.  It has  operated as an  investment  adviser  since
January 1960. The Adviser  (including its  subsidiaries)  managed more than $155 billion of assets as of March 31,  2004.  Its clients  include  the  Oppenheimer mutual funds with more than 7 million investor accounts.

     MANAGER. Tremont Partners, Inc. (the "Investment Manager"), an affiliate of the Adviser, serves as the investment manager and provides day-to-day investment management  services  to the Fund,  subject to the  general  supervision  of the
Adviser.  Since 1984,  the Investment  Manager and its affiliates  have provided alternative  investment  solutions to a diverse client base, including financial institutions,  mutual funds, other investment companies, investment managers and high net worth individuals.

     RESTRICTIONS ON TRANSFER.  With very limited exceptions,  limited liability company  interests in the Fund  ("Interests") are not transferable and liquidity will be provided only through  repurchase  offers which may be made from time to time by the Fund as  determined  by the  Board  of  Managers  of the  Fund  (the
"Board") in its sole discretion. See "Repurchases of Interests and Transfers."

     REPURCHASES  OF  INTERESTS.  To provide a limited  degree of  liquidity  to investors,  the Fund from time to time will offer to repurchase its  outstanding
Interests  pursuant to written tenders by investors.  Repurchase  offers will be made at such  times and on such terms as may be  determined  by the Board in its sole  discretion.  The Fund intends to offer to repurchase  Interests twice each year, as of the last  business day of March and  September.  The Fund's  Limited
Liability Company Agreement (the "LLC Agreement") provides that the Fund will be dissolved if the Interest of any investor that has  submitted a written  request for  repurchase  of its  Interest,  in  accordance  with  the  terms  of the LLC
Agreement,  has not been  repurchased  by the Fund  within a period of two years after the investor's request. A redemption fee equal to 1.00% of the value of an
Interest (or portion of an Interest)  repurchased  by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's  initial  investment in the Fund.
See "Repurchases of Interests and Transfers."

     MANAGEMENT  FEE AND INCENTIVE  ALLOCATION.  The Fund will pay the Adviser a monthly fee (the  "Management  Fee") computed at the annual rate of 1.00% of the aggregate  value of outstanding  Interests  determined as of the last day of the month  (before  any  repurchases  of  Interests  or  the  Incentive  Allocation, described below). See "Management of the Fund--General."

     The Adviser (or an affiliated company of the Adviser that it designates) is also entitled to receive a  performance-based  allocation equal to 5% of the net profits,  if any, in excess of the "Preferred  Return" that otherwise would have
been  credited  to  the  capital   account  of  each  investor  (the  "Incentive
Allocation").  Generally, the Incentive Allocation will be made as of the end of each  calendar  year and upon the  repurchase of an Interest (or a portion of an
Interest).  It will apply only to net profits that exceed both:  (i) any balance in a  "Loss  Recovery  Account"  established  for the  investor;  and  (ii)  the
Preferred  Return.  The Preferred Return is an amount  determined by applying an annual  percentage rate equal to the 2-year Treasury  constant  maturity rate to the capital  account  balance of an investor as of the  beginning of each fiscal period within the applicable period for which the Incentive  Allocation is to be determined (an "Allocation Period").  The 2-year Treasury constant maturity rate used for this purpose will be established at the beginning of each calendar year and will be such rate as is  reported by the Board of  Governors  of the Federal
Reserve System as of the last business day of the prior calendar year.

     With respect to a  repurchase  by the Fund as of a date that would not, but for  such  repurchase,  be  the  end  of an  Allocation  Period,  the  Incentive
Allocation  will apply on a  proportionate  basis if a portion of an  investor's
Interest is repurchased by the Fund. In such case, the Incentive Allocation will be made on a pro rata  portion  of any net  profits  allocable  to the  investor
(based  on  the  percentage  portion  of  the  Interest  repurchased),   and  by
attributing a pro rata portion of both the  Preferred  Return and any balance in the Loss Recovery Account to the portion of the Interest being repurchased (with appropriate  reduction to the Preferred Return and the remaining  balance of the
Loss  Recovery   Account  as  to  the  portion  of  the  Interest  that  is  not repurchased).

     The  Incentive  Allocation  presents  risks  that are not  present in funds without an incentive  allocation.  The overall fees,  expenses and the Incentive
Allocation payable by the Fund or borne by its investors will be higher than the fees and expenses of most other registered investment  companies,  but generally will be similar to those of many  private  investment  funds and  certain  other registered investment companies with investment policies similar to those of the
Fund. See "Management of the Fund--Incentive Allocation."

     INVESTOR QUALIFICATIONS. Interests are being offered only to investors that represent  that they are natural  persons or  companies  (other than  investment companies)  that have a net worth  (or in the case of  individuals,  a joint net worth with their spouse) of more than $1,500,000 or that they meet certain other
qualification   requirements  ("Qualified   Investors").   The  minimum  initial
investment  in the Fund by any investor is $50,000,  and the minimum  additional investment in the Fund by any investor is $5,000.  Investors generally must hold their  Interests  through the Distributor or through a broker or dealer that has entered  into a selling  agreement  with the  Distributor.  Interests  are being offered only to investors that are U.S.  persons for Federal income tax purposes and  may  not  be  purchased  by  charitable  remainder  trusts.  See  "Investor
Qualifications."

     --------------------

     This  prospectus  concisely  provides the  information  that a  prospective investor  should know about the Fund before  investing.  You are advised to read this  prospectus  carefully  and to retain it for future  reference.  Additional information  about the Fund,  including a statement  of  additional  information
("SAI")  dated July 30, 2004,  has been filed with the  Securities  and Exchange
Commission (the "SEC").  The SAI is available upon request and without charge by writing the Fund at the address above or by calling (800)  858-9826.  The SAI is incorporated  by reference  into this  prospectus in its entirety.  The table of contents of the SAI appears on page 51 of this  prospectus.  The SAI,  and other
information   about  the  Fund,   is  also   available  on  the  SEC's   website
(http://www.sec.gov).  The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

     Interests are not deposits or obligations of, or guaranteed or endorsed by, any bank or other  insured  depository  institution,  and are not insured by the
Federal Deposit  Insurance  Corporation,  the Federal Reserve Board or any other government agency.

     You should rely only on the information  contained in this prospectus.  The
Fund has not authorized  anyone to provide you with different  information.  The
Fund is not  making an offer of  Interests  in any  state or other  jurisdiction where the offer is not  permitted.  You should not assume  that the  information provided  by this  prospectus  is accurate as of any date other than the date on the front of this prospectus.

      TABLE OF CONTENTS                                         PAGE

                               Oppenheimer   Tremont  Market
                               Neutral   Fund,    LLC   (the
                               "Fund")    is    a    limited
                               liability  company.  The Fund
                               is     registered     as    a

PROSPECTUS SUMMARY             non-diversified,   closed-end
            This   is  only  a management         investment

summary.   The  summary   does company under the  Investment
not   contain   all   of   the Company   Act  of  1940,   as
information  that  you  should amended   (the    "Investment
consider  before  investing in Company                Act").
the Fund.  You  should  review OppenheimerFunds,  Inc.  (the
the more detailed  information "Adviser")   serves   as  the
contained  in this  prospectus Fund's  investment   adviser.
and in the SAI.                Tremont  Partners,  Inc. (the
                               "Investment   Manager"),   an

The Fund                       affiliate   of  the  Adviser,
                               serves    as    the    Fund's
                               investment manager.

                               Investors     who    purchase
                               limited   liability   company
                               interests    in   the    Fund
                               ("Interests")      in     the
                               offering,  and other  persons
                               who  acquire   Interests  and
                               are  admitted  to the Fund by
                               its  Board of  Managers  (the
                               "Board"),     will     become
                               members     of    the    Fund
                               ("Members").

Investment Objective and Principal    The  Fund's  investment  objective  is to
  Strategies                          seek   long-term   capital   appreciation

                                      consistent  with  preservation of capital
                                      while  attempting  to  generate  positive
                                      returns over various market  cycles.  The
                                      Fund seeks to achieve  this  objective by
                                      allocating   its  assets  for  investment
                                      among  a  select  group  of   alternative
                                      asset  managers  ("Portfolio   Managers")
                                      employing  a variety of "market  neutral"
                                      investment  strategies.   Market  neutral
                                      investment  strategies  seek  to  provide
                                      predictable       investment      returns
                                      regardless   of  general   stock   market
                                      movements.   The  Investment  Manager  is
                                      primarily  responsible  for selecting the
                                      Portfolio  Managers and  determining  the
                                      portion  of  the  Fund's   assets  to  be
                                      allocated  to  each  Portfolio   Manager,
                                      subject  to the  general  supervision  of
                                      the  Adviser  and  the  Board.  The  Fund
                                      will    implement    these     allocation
                                      decisions  by   investing   primarily  in
                                      private   investment   partnerships   and
                                      similar  investment   vehicles  that  are
                                      managed     by     Portfolio     Managers
                                      ("Portfolio Funds").

                                      The  Fund's   assets  will  be  allocated
                                      primarily  to  Portfolio   Managers  that
                                      pursue   "market   neutral"    investment
                                      strategies.  These strategies encompass a
                                      broad range of  investment  programs that
                                      historically   have   exhibited   a   low
                                      correlation  to the  general  performance
                                      of equity,  debt and other markets.  They
                                      include  investment   programs  involving
                                      the   use  of   hedging   and   arbitrage
                                      techniques  in the equity,  fixed income,
                                      currency  and  commodity  markets.  These
                                      investment  programs  employ a variety of
                                      sophisticated  investment techniques that
                                      include,  among other things, short sales
                                      of  securities,  use of  leverage  (i.e.,
                                      borrowing     money    for     investment
                                      purposes),     and     transactions    in
                                      derivative     securities    and    other
                                      financial   instruments   such  as  stock
                                      options,    index    options,     futures
                                      contracts   and   options   on   futures.
                                      Portfolio    Managers'   use   of   these
                                      techniques  will be an  integral  part of
                                      their investment  programs,  and involves
                                      significant risks to the Fund.

                                      The   investment    strategies   of   the
                                      Portfolio  Managers  may  include,  among
                                      others:
                                      o     index arbitrage;
                                      o     interest rate arbitrage;
                                      o     merger arbitrage;
                                      o     convertible    bond   and   warrant
                                            hedging;
                                      o     statistical    long/short    equity
                                            strategies; and
                                      o     pairs trading.

                                      These   strategies  are  described  under
                                      "Investment   Objectives   and  Principal
                                      Strategies   -  The   Fund's   Investment

                                      Program."

                                      Portfolio  Managers will generally invest
                                      primarily   in   marketable   securities,
                                      although certain  Portfolio  Managers may
                                      also   invest   in    privately    placed
                                      securities  and  other  investments  that
                                      are    illiquid.    Interests    in   the
                                      Portfolio  Funds will not  themselves  be
                                      marketable  and will  only  have  limited
                                      liquidity.    Portfolio    Managers   may
                                      invest  and  trade  in a  wide  range  of
                                      instruments and markets,  including,  but
                                      not  limited  to,  domestic  and  foreign
                                      equities and equity-related  instruments,
                                      currencies,  financial futures, and fixed
                                      income     and     other     debt-related
                                      instruments.   Portfolio   Managers   are
                                      generally  not  limited as to the markets
                                      (either  by  location  or  type,  such as
                                      large        capitalization,        small
                                      capitalization  or  non-U.S.  markets) in
                                      which they may  invest or the  investment
                                      discipline  that they may employ (such as
                                      value or growth or  bottom-up or top-down
                                      analysis).

                                      Portfolio  Funds in which  the Fund  will
                                      invest  may  include  private  investment
                                      limited  partnerships,   joint  ventures,
                                      other  investment  companies  and similar
                                      entities  managed by Portfolio  Managers.
                                      In  addition,  the Fund  may on  occasion
                                      retain one or more Portfolio  Managers to
                                      manage and invest designated  portions of
                                      the Fund's  assets  (either as separately
                                      managed accounts or by creating  separate
                                      investment  vehicles in which a Portfolio
                                      Manager will serve as general  partner of
                                      the  vehicle  and  the  Fund  will be the
                                      sole limited  partner).  (Any arrangement
                                      in which  the Fund  retains  a  Portfolio
                                      Manager   to   manage   an   account   or
                                      investment   vehicle   for  the  Fund  is
                                      referred to as a "Portfolio Account.")

                                      The   Investment   Manager   will  select
                                      Portfolio   Managers   on  the  basis  of
                                      various  criteria,  generally  including,
                                      among   other   things:   the   Portfolio
                                      Manager's   performance   during  various
                                      time  periods  and  market  cycles;   the
                                      Portfolio      Manager's      reputation,
                                      experience     and     training;      its
                                      articulation  of, and  adherence  to, its
                                      investment  philosophy;  the presence and
                                      deemed    effectiveness   of   its   risk
                                      management    discipline;    results   of
                                      on-site   interviews  of  the  management
                                      team;  the quality and  stability  of the
                                      Portfolio     Manager's     organization,
                                      including     internal    and    external
                                      professional  staff; and the existence of
                                      substantial  investments in the Portfolio
                                      Manager's   investment   program  by  key
                                      personnel  of  the   Portfolio   Manager.
                                      Based on its analysis of these  criteria,
                                      the Investment  Manager will allocate the
                                      Fund's assets among  available  Portfolio
                                      Managers that have  demonstrated  records
                                      of  superior  investment  performance  in
                                      pursuing   market   neutral    investment
                                      strategies,  consistent  with the  Fund's
                                      goal of long-term  capital  appreciation,
                                      while     focusing     on    the     risk
                                      characteristics  of those  strategies and
                                      the Fund's  overall  risk  exposure.  The
                                      Investment    Manager    will   seek   to
                                      construct  an  investment  portfolio  for
                                      the Fund in which  there is  expected  to
                                      be a low  overall  degree of  correlation
                                      of   the   investment    performance   of
                                      Portfolio   Managers  across   investment
                                      styles  and  little  or  no   correlation
                                      between  the overall  performance  of the
                                      Fund's    portfolio   and   the   general
                                      performance    of   equity    and   other
                                      markets.

                                      The  Investment  Manager  will  regularly
                                      evaluate   each   Portfolio   Manager  to
                                      determine whether its investment  program
                                      is consistent with the Fund's  investment
                                      objective  and  whether  its   investment
                                      performance  is  satisfactory.  Based  on
                                      these    evaluations,    the   Investment
                                      Manager will allocate and  reallocate the
                                      Fund's  assets among  Portfolio  Managers
                                      and  may   terminate  or  add   Portfolio
                                      Managers.  The  termination  of Portfolio
                                      Managers  and the  addition of  Portfolio
                                      Managers  that  do not  manage  Portfolio
                                      Accounts  will not require  the  approval
                                      of Members.

                                      See  "Investment  Objective and Principal
                                      Strategies."

                                      An   investment   in  the  Fund  involves
                                      substantial  risks and no  assurance  can
                                      be given that the Fund will  achieve  its
                                      investment objective.

The Investment Adviser                The    Fund's     investment     adviser,
                                      OppenheimerFunds,  Inc.,  has operated as
                                      an   investment   adviser  since  January
                                      1960.   The   Adviser    (including   its
                                      subsidiaries)   managed  more  than  $155
                                      billion  of assets as of March 31,  2004.
                                      Its  clients   include  the   Oppenheimer
                                      mutual  funds  with  more  than 7 million
                                      shareholder accounts.

                                      Pursuant   to  an   investment   advisory
                                      agreement  with the Fund  (the  "Advisory
                                      Agreement"),  the Adviser is  responsible
                                      for    developing,    implementing    and
                                      supervising    the   Fund's    investment
                                      program.   The  Adviser  is   authorized,
                                      subject to the  approval of the Board and
                                      Members,  to retain one of its affiliates
                                      to provide  any or all of the  investment
                                      advisory    services   required   to   be
                                      provided  to the  Fund or to  assist  the
                                      Adviser  in  providing   these  services.
                                      See        "Management       of       the
                                      Fund--General."

                                      In consideration of services  provided by
                                      the  Adviser,   the  Fund  will  pay  the
                                      Adviser  a monthly  fee (the  "Management
                                      Fee")  computed  at the  annual  rate  of
                                      1.00%   of   the   aggregate   value   of
                                      outstanding  Interests  determined  as of
                                      the last  day of the  month  (before  any
                                      repurchases  of  Interests  or  Incentive
                                      Allocations).   See  "Management  of  the
                                      Fund." In  addition,  the  Adviser (or an
                                      affiliated  company of the  Adviser  that
                                      it  designates)  is  entitled  to be  the
                                      special  advisory member of the Fund (the
                                      "Special   Advisory   Member")   and   to
                                      receive     in    such     capacity     a
                                      performance-based   incentive  allocation
                                      that is  determined  as a  percentage  of
                                      the net  profits in excess of a preferred
                                      return   otherwise   allocable   to  each
                                      Member   and   allocated   to  a  capital
                                      account  in the  Fund  maintained  solely
                                      for this purpose (the  "Special  Advisory
                                      Account").   See   "Management   of   the
                                      Fund--Incentive Allocation."
The Investment Manager                The Investment  Manager,  an affiliate of
                                      the  Adviser,  has been  retained  by the
                                      Adviser    to   serve   as   the   Fund's
                                      investment  manager  and  is  responsible
                                      for   providing   day-to-day   investment
                                      management  services to the Fund, subject
                                      to  the   supervision   of  the  Adviser.
                                      Since 1984,  the  Investment  Manager and
                                      its affiliates have provided  alternative
                                      investment  solutions to a diverse client
                                      base,  including financial  institutions,
                                      mutual funds, other investment  companies
                                      and high  net  worth  individuals.  These
                                      services  include tracking and evaluating
                                      over   2,000    domestic   and   offshore
                                      investment    funds.    The    Investment
                                      Manager   and   its    affiliates    were
                                      responsible  for the  allocation  of over
                                      $4.8  billion  of  client   assets  among
                                      alternative investment strategies,  as of
                                      March  31,  2004.  The  Adviser  will pay
                                      the  Investment  Manager  a  monthly  fee
                                      equal  to  50%  of  the   amount  of  the
                                      Management  Fee  earned  by  the  Adviser
                                      pursuant  to  the   Advisory   Agreement.
                                      See "Management    of   the   Fund."   In
                                      addition,  the Adviser has designated the
                                      Investment   Manager   as   the   Special
                                      Advisory  Member  entitled  to receive in
                                      such    capacity   a    performance-based
                                      incentive  allocation  that is determined
                                      as a  percentage  of the net  profits  in
                                      excess of a  preferred  return  otherwise
                                      allocable    to    each    Member.    The
                                      Investment  Manager's  retention  as  the
                                      Fund's  investment  manager was  approved
                                      by the  Board  and was also  approved  by
                                      the  Adviser as the Fund's  sole  initial
                                      Member.
Incentive Allocation                  The Adviser (or an affiliated  company of
                                      the  Adviser  that  it   designates)   is
                                      entitled  to receive a  performance-based
                                      allocation   equal   to  5%  of  the  net
                                      profits,   if  any,   in  excess  of  the
                                      "Preferred   Return"   (described  below)
                                      that  otherwise  would have been credited
                                      to the  capital  account  of each  Member
                                      (the   "Incentive    Allocation").    The
                                      Incentive   Allocation  will  be  debited
                                      from each  Member's  capital  account and
                                      credited   to   the   Special    Advisory
                                      Account,  and  generally  will be made as
                                      of the end of  each  calendar  year,  and
                                      upon  the   repurchase  of  the  Member's
                                      Interest  (or any  portion  thereof).  It
                                      will  apply only to net  profits  for the
                                      applicable   period  that  exceed   both:
                                      (i) the  Preferred Return for the period;
                                      and (ii) any  balance in a "Loss Recovery
                                      Account"  (described  below)  established
                                      for the Member.

                                      The   Preferred   Return   is  an  amount
                                      determined    by   applying   an   annual
                                      percentage   rate  equal  to  the  2-year
                                      Treasury  constant  maturity  rate to the
                                      capital  account  balance  of a Member as
                                      of the  beginning  of each fiscal  period
                                      within  the  applicable  the  period  for
                                      which the  Incentive  Allocation is to be
                                      determined  (an   "Allocation   Period").
                                      The  2-year  Treasury  constant  maturity
                                      rate  used  for  this   purpose  will  be
                                      established  at  the  beginning  of  each
                                      calendar  year and  will be such  rate as
                                      is reported by the Board of  Governors of
                                      the  Federal  Reserve  System  as of  the
                                      last  business day of the prior  calendar
                                      year.

                                      The  Incentive  Allocation  will  be made
                                      only   with   respect   to  net   profits
                                      allocable  to a Member  that  exceed  any
                                      balance  in the  Member's  Loss  Recovery
                                      Account.  The Loss Recovery  Account is a
                                      memorandum  account  with respect to each
                                      Member  that has an  initial  balance  of
                                      zero.  As of  the  first  day  after  the
                                      close  of  each  Allocation  Period,  the
                                      balance  of the  account is  adjusted  in
                                      the   manner   provided   by  the  Fund's
                                      Limited  Liability Company Agreement (the
                                      "LLC  Agreement") to increase the balance
                                      to reflect  net losses  allocated  to the
                                      Member and to decrease  the balance  (but
                                      not  below   zero)  to  reflect  any  net
                                      profits  allocated  to  the  Member.  The
                                      Loss Recovery  Account operates to assure
                                      that  a  Member  is  not  subject  to the
                                      Incentive   Allocation   on  net  profits
                                      except to the extent  they  exceed  prior
                                      net losses.

                                      With respect to a repurchase  by the Fund
                                      as of a date  that  would  not,  but  for
                                      such   repurchase,   be  the  end  of  an
                                      Allocation    Period,    the    Incentive
                                      Allocation  will apply on a proportionate
                                      basis  if  a   portion   of  a   Member's
                                      Interest is  repurchased  by the Fund. In
                                      such case, the Incentive  Allocation will
                                      be made on a pro rata  portion of any net
                                      profits  allocable  to the Member  (based
                                      on   the   percentage   portion   of  the
                                      Interest     repurchased),     and     by
                                      attributing  a pro  rata  portion  of the
                                      Preferred  Return and any  balance in the
                                      Loss  Recovery  Account to the portion of
                                      the  Interest  being   repurchased  (with
                                      appropriate  reduction  to the  Preferred
                                      Return and the  remaining  balance of the
                                      Loss  Recovery  Account as to the portion
                                      of    the    Interest    that    is   not
                                      repurchased).   See  "Management  of  the
                                      Fund--Incentive Allocation."

                                      The    Adviser   has    designated    the
                                      Investment   Manager   as   the   Special
                                      Advisory  Member of the Fund  entitled to
                                      receive  the  Incentive  Allocation.  See
                                      "Management of the Fund--General."
Administration Fee                    Pursuant to an  Administration  Agreement
                                      between  the  Fund and the  Adviser,  the
                                      Fund will pay the  Adviser a monthly  fee
                                      computed  at the annual  rate of 0.25% of
                                      the   aggregate   value  of   outstanding
                                      Interests  determined  as of the last day
                                      of the month (before any  repurchases  of
                                      Interests  or Incentive  Allocations)  in
                                      consideration for certain  administrative
                                      services  provided  to  the  Fund  by the
                                      Adviser.    See    "Management   of   the
                                      Fund--Administrative Services."
Investor Servicing Fee                The    Fund    will    pay   a   fee   to
                                      OppenheimerFunds  Distributor,  Inc. (the
                                      "Distributor")   to   reimburse   it  for
                                      payments  made  to   broker-dealers   and
                                      certain  financial   advisers  that  have
                                      agreed  to   provide   ongoing   investor
                                      services    and    account    maintenance
                                      services  to  investors  in the Fund that
                                      are their  customers  ("Investor  Service
                                      Providers").   This   fee  will  be  paid
                                      quarterly and will be in an amount,  with
                                      respect   to   each   Investor    Service
                                      Provider,  not to exceed  the  lesser of:
                                      (i)  0.50%  (on an  annualized  basis) of
                                      the   aggregate   value  of   outstanding
                                      Interests  held by investors that receive
                                      services   from  the   Investor   Service
                                      Provider,  determined  as of the last day
                                      of  the  calendar   quarter  (before  any
                                      repurchases    of    Interests   or   the
                                      Incentive   Allocation);   or  (ii)   the
                                      Distributor's   actual  payments  to  the
                                      Investor    Service     Provider.     See
                                      "Management    of    the    Fund--Investor
                                      Servicing Arrangements."
Borrowing                             The Fund is  authorized  to borrow  money
                                      for   investment   purposes,    to   meet
                                      repurchase    requests   and   for   cash
                                      management  purposes.  Borrowings  by the
                                      Fund,  including any borrowings on behalf
                                      of  Portfolio  Accounts,  will be subject
                                      to  a  300%  asset  coverage  requirement
                                      under   the   Investment   Company   Act.
                                      Borrowings  by  Portfolio  Funds  are not
                                      subject   to   this   requirement.    Any
                                      borrowings  by the  Fund  for  investment
                                      purposes (a practice know as  "leverage")
                                      will  be  made   solely   for   Portfolio
                                      Accounts and involve  certain risks.  See
                                      "Risk Factors - Leverage;  Borrowing" and
                                      "Investment   Objective   and   Principal
                                      Strategies - Borrowing; Use of Leverage."
Investor Qualifications               Interests   are  being  offered  only  to
                                      investors  that  represent  that they are
                                      individuals  or  companies   (other  than
                                      investment  companies)  that  have  a net
                                      worth (or in the case of  individuals,  a
                                      joint net worth  with  their  spouse)  of
                                      more  than  $1,500,000  or that they meet
                                      certain other qualification  requirements
                                      ("Qualified  Investors").   In  addition,
                                      Interests   are  being  offered  only  to
                                      investors  that  are  U.S.   persons  for
                                      Federal  income tax  purposes and may not
                                      be  purchased  by  charitable   remainder
                                      trusts.

                                      Before  an  investor  may  invest  in the
                                      Fund,  the  Distributor or the investor's
                                      sales   representative   will  require  a
                                      certification  from the investor  that it
                                      is a Qualified  Investor and that it will
                                      not transfer  its Interest  except in the
                                      limited  circumstances   permitted  under
                                      the   LLC   Agreement.   (The   form   of
                                      investor    certification    that    each
                                      investor   will  be   asked  to  sign  is
                                      contained   in   Appendix   A   of   this
                                      prospectus.)     If     an     investor's
                                      certification   is  not  received  on  or
                                      before  the  date  Interests  are  to  be
                                      issued,  the investor's order will not be
                                      accepted.  See "Investor Qualifications."

Investor Suitability                  An   investment   in  the  Fund  involves
                                      substantial risks.

                                      It is possible  that an investor may lose
                                      some  or all of  its  investment.  Before
                                      making   an   investment   decision,   an
                                      investor    should   (i)   consider   the
                                      suitability  of  this   investment   with
                                      respect to its investment  objectives and
                                      personal   situation  and  (ii)  consider
                                      factors  such as its  personal net worth,
                                      income,    age,   risk    tolerance   and
                                      liquidity needs.
The Offering                          Interests   are   offered   and   may  be
                                      purchased  on a monthly  basis or at such
                                      other times as may be  determined  by the
                                      Board.

                                      The  minimum  initial  investment  in the
                                      Fund   by   an    investor   is   $50,000
                                      (including  the  applicable  sales load).
                                      Subsequent  investments  must be at least
                                      $5,000  (including the  applicable  sales
                                      load).    Investments    of   less   than
                                      $500,000  are  subject to a sales load of
                                      2.5% and  investments of $500,000 or more
                                      will be  subject to a sales load of 1.5%,
                                      in each case  computed as a percentage of
                                      the public offering price.
                                      Effective May __, 2004,  the Fund will no
                                      longer   offer   Right  of   Accumulation
                                      privileges  to new Members  who  purchase
                                      Interests  after May __,  2004.  However,
                                      existing   Members   shall   retain   the
                                      ability  to  participate  in the Right of
                                      Accumulation  previously  offered  by the
                                      Fund.   Pursuant   to   such   Right   of
                                      Accumulation,    the   amount   of   each
                                      additional  investment  in the  Fund by a
                                      Member  who  can   participate   will  be
                                      aggregated   with  the   amount   of  the
                                      Member's   initial   investment  and  any
                                      other   additional   investments  by  the
                                      Member  in  determining   the  applicable
                                      sales  load.  The  Right of  Accumulation
                                      also applies to  investments  in the Fund
                                      by an investor's  spouse and  investments
                                      for   certain   related   accounts.    In
                                      addition,  no sales  load will be charged
                                      to  certain  types  of   investors.   See
                                      "Distribution Arrangements."

                                      Also  effective May __, 2004, the Fund no
                                      longer honors Letters of Intent.

                                      The  full  amount  of the  sales  load is
                                      reallowed by the  Distributor  to selling
                                      brokers and  dealers.  In  addition,  the
                                      Distributor  (or  one of its  affiliates)
                                      may   pay   from   its   own    resources
                                      additional  compensation  to brokers  and
                                      dealers  of  up to 1%  of  the  value  of
                                      Interests   sold  by  such   brokers  and
                                      dealers.

Distribution Policy                   The  Fund  has no  present  intention  of
                                      making periodic  distributions of its net
                                      income  or  gains,  if any,  to  Members.
                                      The  amount  and times of  distributions,
                                      if any,  will be  determined  in the sole
                                      discretion  of the Board.  Whether or not
                                      distributions  are made,  Members will be
                                      required  each  year  to  pay  applicable
                                      Federal and state income taxes.
Unlisted Closed-End Structure;        The  Fund  is  a  closed-end   management
  Limited Liquidity and               investment   company.   Closed-end  funds
  Transfer Restrictions               differ    from    open-end     management
                                      investment  companies  (commonly known as
                                      mutual  funds)  in  that  investors  in a
                                      closed-end  fund,  such as the  Fund,  do
                                      not  have  the  right  to  redeem   their
                                      shares or interests on a daily basis.

                                      In  addition,  there is no public  market
                                      for  Interests  and none is  expected  to
                                      develop.  With very  limited  exceptions,
                                      Interests  are  not   transferable,   and
                                      liquidity  will be provided  only through
                                      repurchase  offers made from time to time
                                      by the Fund,  as described  below.  If an
                                      investor   attempts   to   transfer   its
                                      Interest   in   violation   of  the   LLC
                                      Agreement,   the  transfer  will  not  be
                                      permitted    and   will   be   void.   An
                                      investment   in  the  Fund  is  therefore
                                      suitable  only for investors who can bear
                                      the  risks  associated  with the  limited
                                      liquidity  of  Interests  and  should  be
                                      viewed as a long-term investment.
                                      Interests  generally  may  be  held  only
                                      through  the  Distributor  or a broker or
                                      dealer  that has  entered  into a selling
                                      agreement with the Distributor.

Repurchases of Interests              No Member  will have the right to require
                                      the   Fund   to   redeem   the   Member's
                                      Interest.  The  Fund  from  time  to time
                                      may  offer  to   repurchase   outstanding
                                      Interests  pursuant to written tenders by
                                      Members.  Repurchase  offers will be made
                                      at such  times  and on such  terms as may
                                      be  determined  by the  Board in its sole
                                      discretion,  and generally will be offers
                                      to  repurchase a specified  dollar amount
                                      of   outstanding   Interests.   The  Fund
                                      intends to offer to repurchase  Interests
                                      twice each year,  as of the last business
                                      day   of   March   and    September.    A
                                      redemption  fee  equal  to  1.00%  of the
                                      value of an  Interest  (or  portion of an
                                      Interest)  repurchased  by the Fund  will
                                      apply  if  the  date  as  of  which   the
                                      Interest is to be valued for  purposes of
                                      repurchase   is  less   than   one   year
                                      following the date of a Member's  initial
                                      investment  in the Fund.  If  applicable,
                                      the   redemption  fee  will  be  deducted
                                      before  payment  of  the  proceeds  of  a
                                      repurchase.  The LLC  Agreement  provides
                                      that the Fund  will be  dissolved  if the
                                      Interest   of   any   Member   that   has
                                      submitted    a   written    request   for
                                      repurchase    of   its    Interest,    in
                                      accordance  with  the  terms  of the  LLC
                                      Agreement,  has not been  repurchased  by
                                      the Fund  within a  period  of two  years
                                      after the Member's request.

                                      If a repurchase  offer is  oversubscribed
                                      by  Members  who  tender  Interests,  the
                                      Fund  will  repurchase  only  a pro  rata
                                      portion of the Interest  tendered by each
                                      Member.   In   addition,   a  Member  who
                                      tenders for repurchase  only a portion of
                                      an Interest  will be required to maintain
                                      a  minimum  capital  account  balance  of
                                      $50,000,   net  of  the   amount  of  the
                                      Incentive Allocation,  if any, that is to
                                      be debited  from the  capital  account of
                                      the  Member  as of the date that the Fund
                                      values  Interests  for  repurchase.   The
                                      Fund  maintains  the right to reduce  the
                                      portion of an Interest to be  repurchased
                                      from  a  Member  so  that  the   required
                                      minimum   capital   account   balance  is
                                      maintained.

                                      The  Fund  may  redeem  all or part of an
                                      Interest  if,  among other  reasons,  the
                                      Adviser  determines  that it  would be in
                                      the  best  interests  of the  Fund  to do
                                      so.  The  Fund   reserves  the  right  to
                                      reduce  that  portion of the  Interest to
                                      be  purchased  from a Member to  maintain
                                      the Member's  capital  account balance at
                                      $50,000 if a Member  tenders a portion of
                                      an Interest  and the  repurchase  of that
                                      portion would cause the Member's  capital
                                      account   balance   to  fall  below  this
                                      required  minimum.  See  "Repurchases  of
                                      Interests  and  Transfers--No   Right  of
                                      Redemption"   and    "--Repurchases    of
                                      Interests."
Taxation                              Special  Fund  Counsel  has  rendered  an
                                      opinion  that the Fund will be treated as
                                      a partnership  and not as an  association
                                      taxable  as  a  corporation  for  Federal
                                      income   tax   purposes.   Special   Fund
                                      Counsel  has also  rendered  its  opinion
                                      that,  under a "facts and  circumstances"
                                      test set forth in regulations  adopted by
                                      the U.S.  Treasury  Department,  the Fund
                                      will  not  be  treated  as  a   "publicly
                                      traded   partnership"    taxable   as   a
                                      corporation.    Accordingly,   the   Fund
                                      should not be  subject to Federal  income
                                      tax,  and each Member will be required to
                                      report on its own annual tax return  such
                                      Member's   distributive   share   of  the
                                      Fund's taxable income or loss.

                                      If  it  were  determined  that  the  Fund
                                      should be treated as an  association or a
                                      publicly traded partnership  taxable as a
                                      corporation  (as a result of a successful
                                      challenge  to the  opinions  rendered  by
                                      counsel  to the Fund or  otherwise),  the
                                      taxable  income  of  the  Fund  would  be
                                      subject to  corporate  income tax and any
                                      distributions  of  profits  from the Fund
                                      would  be  treated  as   dividends.   See
                                      "Taxes."

ERISA Plans And Other                 Because the Fund and Portfolio  Funds may
  Tax-Exempt Entities                 use  leverage,  investors  subject to the

                                      Employee  Retirement  Income Security Act
                                      of 1974  ("ERISA")  and other  tax-exempt
                                      investors  may incur income tax liability
                                      to the  extent  the  Fund's  transactions
                                      are treated as giving  rise to  unrelated
                                      business  taxable  income.  The  Fund  is
                                      not    designed   for    investment    by
                                      charitable    remainder    trusts    and,
                                      therefore,  such trusts may not  purchase
                                      Interests.  See "Taxes."

Risks and Special Considerations      An   investment   in  the  Fund  involves
                                      substantial     risks     and     special
                                      considerations,       including       the
                                      following:
                                      o     Investing  in the Fund  can  result
                                            in a loss of capital invested.
                                      o     Various risks are  associated  with
                                            the     securities     and    other
                                            instruments   in  which   Portfolio
                                            Managers   may   invest   and   the
                                            specialized  investment  techniques
                                            they may use.
                                      o     The Fund is, and certain  Portfolio
                                            Funds  may  be,  newly  formed  and
                                            have no operating histories.
                                      o     Interests     are     subject    to
                                            substantial     restrictions     on
                                            transfer     and    have    limited
                                            liquidity.
                                      o     The Fund is a non-diversified  fund
                                            and  invests  in  Portfolio   Funds
                                            that  may  not   have   diversified
                                            investment  portfolios  and may, in
                                            some   cases,   concentrate   their
                                            investments  in a  single  industry
                                            or group of related industries.
                                      o     Portfolio  Managers will charge the
                                            Fund     asset-based    fees    and
                                            typically  will also be entitled to
                                            receive           performance-based
                                            allocations.     These    are    in
                                            addition to the fees and  Incentive
                                            Allocation imposed by the Fund.
                                      o     Performance-based  allocations  may
                                            create     incentives    for    the
                                            Investment  Manager or a  Portfolio
                                            Manager to make risky investments.
                                      o     The   Adviser,    the    Investment
                                            Manager  and   Portfolio   Managers
                                            have    conflicts    of   interest.
                                            Portfolio    Managers    may,    in
                                            pursuing   independently   of   one
                                            another      their       respective
                                            investment    objectives,    effect
                                            offsetting   transactions,    which
                                            could  result  in the Fund  bearing
                                            transactional     costs     without
                                            obtaining any benefit.
                                      o     Portfolio  Funds generally will not
                                            be    registered    as   investment
                                            companies   under  the   Investment
                                            Company Act.
                                      o     The  Investment  Manager  may  have
                                            little     or    no     means    of
                                            independently             verifying
                                            information  provided by  Portfolio
                                            Managers.
                                      o     Investors will bear fees,  expenses
                                            and  performance-based  allocations
                                            at the Fund  level  and also at the
                                            Portfolio    Fund   or    Portfolio
                                            Account level.
                                      o     The   Fund   may  be   subject   to
                                            performance-based   allocations  by
                                            Portfolio   Managers  even  if  the
                                            Fund's    overall    returns    are
                                            negative.
                                      o     The  Fund   may   make   additional
                                            investments     in    or     effect
                                            withdrawals  from  Portfolio  Funds
                                            only at certain times.
                                      o     The  Fund  may  receive  securities
                                            that are  illiquid or  difficult to
                                            value    in     connection     with
                                            withdrawals and distributions  from
                                            Portfolio Funds.
                                      o     Delays   in    Portfolio    Manager
                                            reporting   may  delay  reports  to
                                            Members  and  require   Members  to
                                            seek  extensions of the deadline to
                                            file their tax returns.
                                      o     The  fees   and   performance-based
                                            allocations  payable  by  the  Fund
                                            and  Members  are higher than those
                                            of    most     other     registered
                                            investment companies.

                                      In view of the  risks  noted  above,  the
                                      Fund should be  considered a  speculative
                                      investment  and  investors  should invest
                                      in the Fund  only if they can  sustain  a
                                      complete loss of their investment.

                                      No  guarantee or  representation  is made
                                      that the  investment  program of the Fund
                                      or  any   Portfolio   Manager   will   be
                                      successful,  that the  various  Portfolio
                                      Managers  selected will produce  positive
                                      returns  or that  the Fund  will  achieve
                                      its investment objective.
                                      See "Risk Factors."

SUMMARY OF FUND EXPENSES

     The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.

Investor Transaction Expenses
   Maximum Sales Load (as a
percentage of offering price)2.50%  (1)
   Redemption Fee (as
percentage of value of
Interest repurchased)........1.00%
      (applies to repurchases
   less than one year after
   date of initial investment)

Annual Expenses (as a
   percentage of net assets
   attributable to
   Interests)
   Management Fee............1.00%
   Administration Fee........0.25%
   Investor Servicing Fee....0.11%
   Other expenses............0.60% (2)
                                          Total annual expenses
      (excluding Incentive
Allocation)..................1.96%

   Incentive Allocation......5.00% (3)
      (as percentage of net
   profits in excess of
   Preferred Return)

(1)  Investments  of less than  $500,000 are subject to a sales load of 2.5% and investments of $500,000 or more will be subject to a sales load of 1.5%, in each case as a percentage of the public  offering  price.  Under a Right of
     Accumulation offered by the Fund, the amount of each additional  investment in the Fund by a Member will be aggregated  with the amount of the Member's initial  investment and any other  additional  investments by the Member in determining  the  applicable  sales load.  No sales load will be charged to certain  types of  investors.  The Fund has  ceased to offer  this Right of
     Accumulation, and it is available only to Members who notified the Fund, on
     or  before  May  __,  2004,   about  their  desire  to   participate.   See
     "Distribution Arrangements."

(2)  Does not include  ongoing  offering costs (which are not expected to exceed
     1% of net assets annually) which will be charged to capital as incurred and borne by  Members  pro rata in  accordance  with their  respective  capital account balances.

(3)  The Adviser (or an affiliate of the Adviser that it designates) is entitled to receive a  performance-based  allocation equal to 5% of the net profits, if any, in excess of the "Preferred  Return" that otherwise would have been
     credited   to  the  capital   account  of  each   Member  (the   "Incentive
     Allocation").  The Preferred Return is an amount  determined by applying an annual  percentage rate equal to the 2-year Treasury constant maturity rate to the  capital  account  balance of a Member as of the  beginning  of each fiscal  period  within the  applicable  the period for which the  Incentive
     Allocation is to be determined.  The Incentive  Allocation  will be debited from each  Member's  capital  account  and  credited  to a capital  account maintained  solely for this purpose (the "Special Advisory  Account"),  and generally  will be made as of the end of each calendar  year,  and upon the repurchase of the Member's Interest (or a portion  thereof).  The Incentive
     Allocation  will be made only with  respect to net profits  allocable  to a
     Member that exceed any balance in the Member's Loss Recovery  Account.  See
     "Management of the Fund--Incentive Allocation."

     The  purpose  of the table  above is to  assist  prospective  investors  in understanding  the various  costs and  expenses  investors in the Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

     The following  examples are based on the fees and expenses set forth above,
including   the   Incentive   Allocation,   and  should  not  be   considered  a
representation  of future expenses.  Actual expenses may be greater or less than those  shown,  and the Fund's  actual rate of return may be greater or less than the hypothetical 5% return assumed in the examples. If the actual rate of return exceeds 5%, or if the  difference  between the Fund's  actual rate of return and
Preferred  Return is greater than the difference  assumed in the examples below, the dollar  amounts of expenses  (which for purposes of the examples are assumed to include the Incentive Allocation)could be significantly higher because of the
Incentive Allocation.

The following examples are intended to help you understand the cost of investing in the Fund. The examples assume that you invest $1,000 in the Fund for the time periods indicated.

The first line in the table below assumes that you redeem all of your investment at the end of those  periods.  The  second  line  assumes  that  you  keep  your investment.  Both redemption and retention  assume that your investment has a 5%
return each year and that the Fund's  operating  expenses  remain the same. Your actual costs may be higher or lower because  expenses will vary over time. Based on these assumptions your expenses would be as follows:

If shares are redeemed: 1 Year  3 Years     5 Years     10 Years
                        ---------------------------------------------
   ------------------------------------------------------------------
                        $55       $87         $132        $255
   ------------------------------------------------------------------
   ------------------------------------------------------------------
   If shares are not    1 Year    3 Years     5 Years     10 Years
   redeemed:
   ------------------------------------------------------------------
   ------------------------------------------------------------------
                        $45       $87         $132        $255
   ------------------------------------------------------------------

            The  following  examples are intended to help you  understand  the cost of investing in the Fund.  The next table assumes that you invest $50,000 in the Fund for the time periods indicated.

            The first line in the table below  assumes  that you redeem all of your investment at the end of those periods.  The second line assumes that you
keep  your  investment.   Both  redemption  and  retention  assume  that  your
investment  has a 5% return each year and that the Fund's  operating  expenses remain the same.  Your actual  costs may be higher or lower  because  expenses will vary over time.  Based on these  assumptions  your  expenses  would be as follows:

   ------------------------------------------------------------------
   If shares are        1 Year    3 Years     5 Years     10 Years
   redeemed:
   ------------------------------------------------------------------
   ------------------------------------------------------------------
                        $2,757    $4,355      $6,582      $12,753
   ------------------------------------------------------------------

   ------------------------------------------------------------------
   If shares are not    1 Year    3 Years     5 Years     10 Years
   redeemed:
   ------------------------------------------------------------------
   ------------------------------------------------------------------
                        $2,255    $4,355      $6,582      $12,753
   ------------------------------------------------------------------

RISK FACTORS

            An investment in the Fund involves  substantial  risks,  including the risk that the entire amount  invested may be lost.  The Fund allocates its assets to Portfolio  Managers  and invests in  Portfolio  Funds that invest in and actively trade securities and other financial  instruments using a variety of strategies and investment  techniques that may involve  significant  risks.
Various risks are also  associated  with an investment in the Fund,  including risks relating to the  multi-manager  structure of the Fund, risks relating to compensation  arrangements  and risks  relating  to the limited  liquidity  of
Interests.

            Prospective  investors  should  consider the following  factors in determining  whether  an  investment  in the  Fund is a  suitable  investment.
However,  the risks  enumerated below should not be viewed as encompassing all
of  the  risks  associated  with  an  investment  in  the  Fund.   Prospective
investors  should read this entire  prospectus and the statement of additional information  of the Fund (the  "SAI")  and  consult  with  their own  advisers before  deciding  whether to invest.  In  addition,  as the Fund's  investment program develops and changes over time (subject to limitations  established by the Fund's investment  policies and  restrictions),  an investment in the Fund may in the future be subject to additional and different risk factors.

INVESTMENT-RELATED RISKS

            General  Economic  and  Market  Conditions.  The  success  of  the
Fund's  investment  program  may be affected  by general  economic  and market conditions,  such as interest rates,  availability of credit, inflation rates,
economic  uncertainty,   changes  in  laws,  and  national  and  international
political  circumstances.  These  factors may affect the level and  volatility of securities  prices and the liquidity of investments held by Portfolio Funds and Portfolio  Accounts.  Unexpected  volatility or  illiquidity  could impair the Fund's profitability or result in losses.

            Highly Volatile Markets.  The prices of commodities  contracts and all  derivative  instruments,  including  futures and  options,  can be highly volatile.  Price movements of forward,  futures and other derivative contracts in which a Portfolio Fund's or Portfolio  Account's assets may be invested are influenced by, among other things,  interest rates, changing supply and demand relationships,  trade,  fiscal,  monetary  and exchange  control  programs and
policies  of  governments,   and  national  and  international  political  and
economic  events and  policies.  In  addition,  governments  from time to time intervene,  directly and by regulation, in certain markets, particularly those in currencies,  financial instruments,  futures and options. Such intervention often is intended  directly to influence  prices and may,  together with other factors,  cause all of such  markets  to move  rapidly  in the same  direction because of, among other things,  interest rate  fluctuations.  Portfolio Funds and  Portfolio  Accounts  are also  subject to the risk of the  failure of any exchanges on which their  positions trade or of the  clearinghouses  for those exchanges.

            Risks of  Securities  Activities.  All  securities  investing  and trading activities  involve the risk of loss of capital.  While the Investment
Manager will attempt to moderate  these risks,  there can be no assurance that the Fund's  investment  activities will be successful or that Members will not
suffer  losses.  The  following   discussion  sets  forth  some  of  the  more
significant risks associated with the Portfolio Managers' styles of investing:

                  Equity   Securities.    Portfolio    Managers'    investment
portfolios may include long and short  positions in common  stocks,  preferred stocks and  convertible  securities  of U.S. and non-U.S.  issuers.  Portfolio
Managers  also  may  invest  in  depository   receipts  relating  to  non-U.S.
securities.  Equity  securities  fluctuate  in value,  often  based on factors unrelated to the value of the issuer of the securities,  and such fluctuations can be pronounced.

                  Fixed-Income   Securities.   The   value   of   fixed-income
securities in which Portfolio Funds and Portfolio  Accounts invest will change in response to  fluctuations  in interest  rates.  In  addition,  the value of certain  fixed-income  securities  can fluctuate in response to perceptions of credit  worthiness,  political  stability or  soundness of economic  policies.
Valuations  of  other  fixed-income   instruments,   such  as  mortgage-backed
securities,  may fluctuate in response to changes in the economic  environment that may affect future cash flows.

                  Non-U.S.  Investments.  It is expected that Portfolio  Funds and Portfolio  Accounts  will invest in  securities of non-U.S.  companies and countries.  Investing in these securities involves certain  considerations not usually  associated with investing in securities of U.S. companies or the U.S.
government,  including political and economic considerations,  such as greater
risks  of  expropriation  and  nationalization,   confiscatory  taxation,  the
potential  difficulty of repatriating  funds,  general  social,  political and economic instability and adverse diplomatic  developments;  the possibility of imposition of withholding or other taxes on dividends,  interest, capital gain or other income;  the small size of the  securities  markets in such countries and the low volume of trading,  resulting in potential  lack of liquidity  and in price volatility;  fluctuations in the rate of exchange between  currencies
and  costs  associated  with  currency  conversion;   and  certain  government
policies  that may restrict a Portfolio  Manager's  investment  opportunities.
In addition,  accounting  and financial  reporting  standards  that prevail in foreign  countries  generally are not  equivalent  to United States  standards and,  consequently,  less  information  is available to investors in companies located in such countries than is available to investors in companies  located in the United  States.  Moreover,  an issuer of securities may be domiciled in a  country  other  than  the  country  in whose  currency  the  instrument  is denominated.  The values and relative  yields of investments in the securities markets of different  countries,  and their associated  risks, are expected to
change   independently   of  each  other.   There  is  also  less  regulation,
generally,  of the  securities  markets in foreign  countries than there is in the United  States.  In  addition,  unfavorable  changes  in foreign  currency exchange  rate may  adversely  affect  the U.S.  dollar  values of  securities denominated  in foreign  currencies or traded in non-U.S.  markets.  Portfolio
Managers may, but are  generally not required to hedge against such risk,  and there is no assurance that any attempted hedge will be successful.

                  Securities  of issuers in emerging  and  developing  markets present  risks not found in  securities  of  issuers in more  mature  markets.
Securities  of  issuers  in  emerging  and  developing  markets  may  be  more difficult to sell at  acceptable  prices and their prices may be more volatile
than  securities  of  issuers  in  more  developed  markets.   Settlements  of
securities  trades in  emerging  and  developing  markets  may be  subject  to greater  delays  than in other  markets so that the Fund might not receive the proceeds  of a  sale  of  a  security  on a  timely  basis.  Emerging  markets generally have less  developed  trading  markets and exchanges,  and legal and
accounting  systems.   Investments  in  issuers  in  emerging  and  developing
markets  may be subject  to  greater  risks of  government  restrictions  with
respect  to  withdrawing   the  proceeds  from  sales  of  such   investments.
Economies of  developing  countries may be more  dependent on  relatively  few industries  that  may be  highly  vulnerable  to  local  and  global  changes.
Governments of developing  countries may be more unstable and present  greater risks of  nationalization  or restrictions  on foreign  ownership of stocks of local companies.

                  Illiquid   Portfolio   Investments.   Portfolio   Funds  and
Portfolio  Accounts  may  invest in  securities  that are  subject to legal or other  restrictions  on transfer  or for which no liquid  market  exists.  The market  prices,  if  any,  for  such  securities  tend  to be  volatile  and a
Portfolio  Fund or  Portfolio  Account  may not be able to sell  them  when it desires to do so or to  realize  what it  perceives  to be their fair value in the event of a sale.  The sale of  restricted  and illiquid  securities  often requires  more  time  and  results  in  higher  brokerage  charges  or  dealer discounts  and  other  selling  expenses  than  does  the  sale of  securities
eligible   for   trading  on   national   securities   exchanges   or  in  the
over-the-counter  markets.  Restricted  securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

            The   Portfolio   Managers   may  utilize  a  variety  of  special
investment   instruments  and  techniques  to  hedge  the  portfolios  of  the
Portfolio  Funds against  various risks (such as changes in interest  rates or other  factors that affect  security  values) or for  non-hedging  purposes to pursue a Portfolio Fund's or Portfolio Account's investment  objective.  These strategies may be executed  through  derivative  transactions.  Certain of the special investment  instruments and techniques that the Portfolio Managers may use are  speculative  and involve a high degree of risk,  particularly  in the context of non-hedging transactions.

            Derivatives.  Derivatives  are  securities  and other  instruments the  value or  return of which is based on the  performance  of an  underlying asset, index,  interest rate or other investment.  Derivatives may be volatile and involve  various risks,  depending upon the derivative and its function in a portfolio.  Special risks may apply to  instruments  that are invested in by
Portfolio Funds or Portfolio  Accounts in the future that cannot be determined at this  time or until  such  instruments  are  developed  or  invested  in by
Portfolio  Funds or  Portfolio  Accounts.  Certain  swaps,  options  and other derivative  instruments  may be subject to various  types of risks,  including market risk,  liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial  soundness and  creditworthiness  of the counterparty, legal risk and operations risk.

            Call and Put  Options.  There are risks  associated  with the sale and  purchase of call and put  options.  The seller  (writer) of a call option which is covered (e.g., the writer holds the underlying  security) assumes the risk of a decline in the market  price of the  underlying  security  below the purchase  price of the  underlying  security  less the premium  received,  and gives  up the  opportunity  for  gain on the  underlying  security  above  the exercise  price of the option.  The seller of an uncovered call option assumes the risk of a  theoretically  unlimited  increase  in the market  price of the underlying  security  above the exercise  price of the option.  The securities necessary  to satisfy the exercise of the call option may be  unavailable  for purchase  except at much higher prices.  Purchasing  securities to satisfy the exercise of the call option can itself  cause the price of the  securities  to rise further,  sometimes by a significant  amount,  thereby  exacerbating  the loss.  The  buyer of a call  option  assumes  the risk of  losing  its  entire premium  invested  in the call  option.  The seller  (writer)  of a put option which is covered  (e.g.,  the writer has a short  position  in the  underlying security)  assumes  the  risk  of an  increase  in  the  market  price  of the
underlying   security  above  the  sales  price  (in  establishing  the  short position) of the underlying  security plus the premium received,  and gives up the opportunity  for gain on the underlying  security below the exercise price of the option.  The seller of an  uncovered  put option  assumes the risk of a decline in the market  price of the  underlying  security  below the  exercise price of the option.  The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

            Hedging  Transactions.   The  Portfolio  Managers  may  utilize  a
variety of financial instruments, such as derivatives,  options, interest rate swaps,  caps  and  floors,  futures  and  forward  contracts  to seek to hedge against  declines in the values of their  portfolio  positions  as a result of changes in currency exchange rates,  certain changes in the equity markets and market interest rates and other events.  Hedging  transactions  may also limit the  opportunity  for gain if the  value  of the  hedged  portfolio  positions should  increase.  It may not be possible for the Portfolio  Managers to hedge against a change or event at a price  sufficient to protect a Portfolio Fund's or  Portfolio  Account's  assets  from the  decline in value of the  portfolio positions  anticipated as a result of such change. In addition,  it may not be possible  to  hedge  against  certain  changes  or  events  at  all.  While  a
Portfolio  Manager may enter into such transactions to seek to reduce currency exchange  rate and  interest  rate  risks,  or the risks of a  decline  in the equity  markets  generally  or one or more  sectors of the  equity  markets in particular,  or the risks posed by the  occurrence  of certain  other  events, unanticipated  changes in currency or interest  rates or  increases or smaller than expected  decreases in the equity  markets or sectors being hedged or the non-occurrence  of other events  being  hedged  against may result in a poorer overall  performance  for the  Fund  than  if the  Portfolio  Manager  had not
engaged  in  any  such  hedging  transaction.   In  addition,  the  degree  of
correlation  between  price  movements  of the  instruments  used in a hedging strategy  and price  movements  in the  portfolio  position  being  hedged may vary.  Moreover,  for a variety of reasons,  the  Portfolio  Managers  may not seek to establish a perfect  correlation  between such hedging instruments and the portfolio  holdings being hedged.  Such imperfect  correlation may prevent the Portfolio  Managers from  achieving the intended  hedge or expose the Fund to additional risk of loss.

            Counterparty  Credit  Risk.  Many  of the  markets  in  which  the
Portfolio  Funds  or  Portfolio   Accounts  effect  their   transactions   are
"over-the-counter"  or  "inter-dealer"  markets.  The  participants  in  these markets  are  typically  not  subject  to  credit  evaluation  and  regulatory oversight  as are  members  of  "exchange  based"  markets.  To the  extent  a
Portfolio Fund or Portfolio Account invests in swaps,  derivative or synthetic instruments, or other over-the-counter  transactions,  on these markets, it is assuming  a credit  risk with  regard to  parties  with whom it trades and may also bear the risk of settlement  default.  These risks may differ  materially from  those  associated  with  transactions  effected  on an  exchange,  which
generally   are   backed   by   clearing   organization   guarantees,    daily
marking-to-market   and  settlement,   and  segregation  and  minimum  capital
requirements   applicable  to   intermediaries.   Transactions   entered  into
directly  between  two  counterparties  generally  do not  benefit  from  such protections.  This exposes a Portfolio  Fund or Portfolio  Account to the risk that a  counterparty  will not settle a  transaction  in  accordance  with its terms  and  conditions  because  of a dispute  over the terms of the  contract
(whether or not bona fide) or because of a credit or liquidity  problem,  thus
                ---- ----
causing  the  Portfolio  Fund or  Portfolio  Account  to  suffer a loss.  Such counterparty  risk  is  accentuated  in the  case  of  contracts  with  longer maturities  where  events  may  intervene  to prevent  settlement,  or where a
Portfolio Fund or Portfolio  Account has concentrated its transactions  with a single  or small  group  of  counterparties.  Portfolio  Funds  and  Portfolio
Accounts are not restricted  from dealing with any particular  counterparty or from  concentrating  any or all of their  transactions  with one counterparty.
However,  the  Investment  Manager,  with the intent to diversify,  intends to
monitor   counterparty  credit  exposure  of  Portfolio  Funds  and  Portfolio
Accounts.  The ability of Portfolio  Funds and Portfolio  Accounts to transact
business  with  any  one  or  number  of  counterparties,   the  lack  of  any
independent evaluation of such counterparties'  financial capabilities and the absence of a  regulated  market to  facilitate  settlement  may  increase  the potential for losses by the Fund.

            Leverage;  Interest  Rates;  Margin.  The  Fund is  authorized  to borrow money for  investment  purposes,  to meet  repurchase  requests and for cash  management  purposes.  Portfolio  Funds  generally are also permitted to borrow money.  The Fund,  Portfolio Funds and Portfolio  Accounts may directly or  indirectly  borrow funds from  brokerage  firms and banks.  Borrowing  for investment  purposes is known as  "leverage."  Portfolio  Funds and  Portfolio
Accounts  may also  "leverage"  by using  options,  swaps,  forwards and other
derivative   instruments.   Although  leverage   presents   opportunities  for
increasing  total  investment   return,  it  has  the  effect  of  potentially
increasing  losses as well. Any event that  adversely  affects the value of an investment,  either  directly or indirectly,  by a Portfolio Fund or Portfolio
Account  could be  magnified  to the extent  that  leverage is  employed.  The cumulative effect of the use of leverage,  directly or indirectly, in a market that moves adversely to the  investments of the entity  employing the leverage could  result  in a loss  that  would be  greater  than if  leverage  were not employed.  In  addition,  to the extent that the Fund,  Portfolio  Managers or
Portfolio  Funds borrow  funds,  the rates at which they can borrow may affect the operating  results of the Fund.  Any borrowings by the Fund for investment purposes will be made solely for Portfolio Accounts.

            In general,  the anticipated use of short-term  margin  borrowings by  Portfolio  Funds and  Portfolio  Accounts  results in  certain  additional risks.  For  example,  should the  securities  that are  pledged to brokers to secure  margin  accounts  decline in value,  or should  brokers from which the
Portfolio  Funds or Portfolio Funds have borrowed  increase their  maintenance margin  requirements  (i.e.,  reduce the  percentage of a position that can be financed),  then the Portfolio Funds or Portfolio Accounts could be subject to a "margin call," pursuant to which they must either deposit  additional  funds with the broker or suffer mandatory  liquidation of the pledged  securities to compensate  for the decline in value.  In the event of a  precipitous  drop in the value of the assets of a Portfolio  Fund or  Portfolio  Account,  it might not be able to liquidate  assets quickly enough to pay off the margin debt and might suffer  mandatory  liquidation  of  positions  in a declining  market at relatively  low  prices,  thereby  incurring  substantial  losses.  For  these reasons,  the use of  borrowings  for  investment  purposes  is  considered  a speculative investment practice.

            Short  Selling.   The  Portfolio  Managers  may  engage  in  short
selling.  Short selling  involves  selling  securities  that are not owned and borrowing  the  same  securities  for  delivery  to  the  purchaser,  with  an obligation to replace the borrowed  securities at a later date.  Short selling allows an  investor to profit  from  declines  in market  prices to the extent such  declines  exceed the  transaction  costs and the costs of borrowing  the securities.  A short sale creates the risk of an unlimited  loss, as the price of the underlying  security could  theoretically  increase without limit, thus increasing  the cost of buying those  securities to cover the short  position.
There  can be no  assurance  that the  securities  necessary  to cover a short position will be available for  purchase.  Purchasing  securities to close out the short  position  can  itself  cause the  price of the  securities  to rise further,  thereby  exacerbating the loss. For these reasons,  short selling is considered a speculative investment practice.

            Portfolio  Funds and  Portfolio  Accounts  may also  effect  short sales "against the box." These  transactions  involve selling short securities that are owned (or that a Portfolio  Fund or  Portfolio  Account has the right to obtain).  When a Portfolio  Fund or Portfolio  Account  enters into a short sale  against the box,  it will set aside  securities  equivalent  in kind and
amount  to  the   securities   sold  short  (or   securities   convertible  or
exchangeable  into such  securities) and will hold such  securities  while the short sale is outstanding.  Portfolio Funds and Portfolio  Accounts will incur transaction costs,  including  interest expenses,  in connection with opening, maintaining and closing short sales against the box.

GENERAL RISKS

            Lack of Operating  History.  Certain  Portfolio Funds may be newly formed  entities  that  have  no  operating  histories.  In  such  cases,  the
Investment  Manager will have  evaluated the past  investment  performance  of
Portfolio  Managers  or  their  personnel.   However,   this  past  investment
performance  may not be indicative of the future results of an investment in a
Portfolio  Fund  managed  by a  Portfolio  Manager.  Although  the  Investment
Manager,  its affiliates  and their  personnel  have  considerable  experience evaluating  the  performance  of  alternative  asset  managers  and  providing manager  selection  and asset  allocation  services  to  clients,  the  Fund's investment  program  should be  evaluated  on the basis  that  there can be no assurance that the  Investment  Manager's  assessments of Portfolio  Managers, and in turn their  assessments  of the  short-term  or long-term  prospects of investments,  will  prove  accurate.  Thus,  the  Fund  may  not  achieve  its investment objective and the Fund's net asset value may decrease.

            Non-Diversified  Status and  Industry  Concentration.  The Fund is
a  "non-diversified"   investment  company.  Thus,  there  are  no  percentage
limitations  imposed by the  Investment  Company Act of 1940,  as amended (the
"Investment  Company Act") on the  percentage of the Fund's assets that may be
invested  in  the   securities  of  any  one  issuer.   Also,   there  are  no
requirements  that the  investments  of Portfolio  Funds be  diversified.  The portfolio  of the Fund may  therefore  be  subject  to  greater  risk than the portfolio  of a similar  fund that  diversifies  its  investments.  To address this risk,  not more than 10% of the Fund's net assets  will be  allocated  to any one Portfolio Manager.

      In addition,  although the Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government  securities)
of issuers  engaged in a single  industry or group of related  industries (but will invest 25% or more of the value of its total  assets in  Portfolio  Funds that pursue market  neutral  investment  strategies  except  during  temporary periods of adverse market  conditions  affecting  Portfolio  Funds that pursue such  strategies),  Portfolio  Funds  generally  are not  subject  to  similar industry  concentration  restrictions on their investments and, in some cases, may  invest  25% or more of the  value  of  their  total  assets  in a  single industry  or group  of  related  industries.  The Fund  will not  invest  in a
Portfolio  Fund if, as a result of such  investment,  25% or more of the value of the Fund's total assets will be invested in  Portfolio  Funds that,  in the aggregate,  have  investment  programs  that focus on  investing in any single industry or group of related  industries.  Nevertheless,  it is possible that, at any  given  time,  the  assets  of  Portfolio  Funds in which  the Fund has invested will, in the  aggregate,  have  investments  in a single  industry or group of  related  industries  constituting  25% or more of the value of their combined  total  assets.  The Fund does not  believe  that this  situation  is likely to occur given the nature of its investment program.  However,  because these  circumstances may arise, the Fund is subject to greater investment risk to the extent  that a  significant  portion of its assets may at some times be invested,  indirectly  through  Portfolio  Funds in which it  invests,  in the securities  of issuers  engaged in  similar  businesses  that are likely to be affected  by the same  market  conditions  and  other  industry-specific  risk factors.  Portfolio  Funds  are not  generally  required  to  provide  current information  regarding  their  investments to their  investors  (including the
Fund).  Thus,  the  Fund  and  the  Investment  Manager  may  not be  able  to determine  at any given time whether or the extent to which  Portfolio  Funds, in the aggregate,  have invested 25% or more of their  combined  assets in any particular industry or group of related industries.

            Incentive  Allocation.  Each Portfolio  Manager  generally will be entitled to receive performance-based allocations,  expected to range from 15%
to 25% of net  profits,  with respect to the  Portfolio  Fund that it manages.
Performance-based  allocations may create an incentive for Portfolio  Managers to make  investments  that are  riskier  or more  speculative  than those that might  have  been  made in the  absence  of such  arrangements.  In  addition, because the performance-based  allocations are generally calculated on a basis that includes realized and unrealized  appreciation,  these allocations may be greater than if they were based solely on realized gains.

            In  addition,  the Adviser (or an  affiliate  that it  designates)
will generally be entitled to receive a performance-based  allocation from the net profits,  if any, in excess of the Preferred  Return that otherwise  would have been  credited  to the capital  account of each  Member  (the  "Incentive
Allocation"),  assuming  there is no  positive  balance in the  Member's  Loss
Recovery  Account.  This  special  allocation  of 5% of such net  profits  may create an incentive for the Investment  Manager to make  investment  decisions on behalf of the Fund that are riskier or more  speculative  than would be the case in the absence of the  Incentive  Allocation.  In  addition,  because the
Incentive  Allocation  is  calculated  on a  basis  that  includes  unrealized appreciation  of the Fund's  assets,  the Incentive  Allocation may be greater than if it were  based  solely  on  realized  gains.  See  "Management  of the
Fund--Incentive Allocation."

            Limited  Liquidity;  In-kind  Distributions.  An investment in the
Fund provides  limited  liquidity since Interests may be held only through the
Distributor  or a broker or dealer that has entered  into a selling  agreement with the  Distributor,  and Members will not be able to redeem  Interests on a daily basis  because the Fund is a closed-end  fund.  In  addition,  with very limited  exceptions,  Interests are not  transferable,  and liquidity  will be provided  only through  repurchase  offers made from time to time by the Fund.
An  investment  in the Fund is therefore  suitable  only for investors who can bear the risks  associated with the limited  liquidity of Interests and should be viewed as a long-term investment.

            Payment  for  repurchased   Interests  may  require  the  Fund  to
liquidate  portfolio  holdings  earlier  than  the  Investment  Manager  would otherwise liquidate these holdings,  potentially  resulting in losses, and may increase  the  Fund's  portfolio  turnover.  The  Adviser  and the  Investment
Manager  intend  to  take  measures  (subject  to  such  policies  as  may  be established  by the Board) to attempt to avoid or  minimize  potential  losses and turnover resulting from the repurchase of Interests.

            If a Member  tenders its Interest  (or a portion of its  Interest)
in connection  with a repurchase  offer made by the Fund,  that tender may not be  rescinded  by the  Member  after  the date on which the  repurchase  offer terminates.  However,  the value of  Interests  that are  tendered  by Members generally will not be determined  until a date  approximately  one month later and will be based on the value of the Fund's  assets as of such later date.  A
Member  will thus  continue  to bear  investment  risk  after an  Interest  is tendered for  repurchase and until the date as of which the Interest is valued for purposes of  repurchase.  In addition,  a redemption fee equal to 1.00% of the value of an Interest (or portion of an Interest)  repurchased  by the Fund will apply if the date as of which the  Interest is to be valued for  purposes of repurchase is less than one year  following the date of a Member's  initial investment in the Fund.

            The Fund  expects to  distribute  cash to the holders of Interests that are  repurchased.  However,  there can be no assurance that the Fund will have sufficient  cash to pay for Interests that are being  repurchased or that it will be  able to  liquidate  investments  at  favorable  prices  to pay for repurchased  Interests.  Although the Fund does not  generally  intend to make distributions  in-kind,  under  the  foregoing  circumstances,  and  in  other unusual  circumstances  where the Board  determines that making a cash payment would  result  in a  material  adverse  effect on the Fund or on  Members  not tendering Interests for repurchase,  Members may receive in-kind distributions of  investments  from the  Fund's  portfolio  (valued in  accordance  with the
Fund's  valuation  policies) in connection with the repurchase of Interests by the  Fund.  Any  such  distributions  will be made on the  same  basis  to all
Members in connection with any particular  repurchase  offer.  In addition,  a distribution  may be made  partly  in cash  and  partly  in-kind.  An  in-kind distribution  may consist of securities  that are not readily  marketable  and may be  subject  to  restrictions  on  resale.  Members  receiving  an in-kind
distribution  will  incur  costs,  including  commissions,   in  disposing  of
securities  that  they  receive,  and in the case of  securities  that are not readily  marketable,  Members may not be able to sell the securities except at prices  that are lower than those at which the  securities  were valued by the
Fund or without  substantial  delay. For these various reasons,  an investment
in  the  Interests  is  suitable  only  for   sophisticated   investors.   See
"Repurchases of Interests and Transfers."

            Conflicts of Interest.  The Adviser,  the  Investment  Manager and
their  affiliates,  as  well  as  many of the  Portfolio  Managers  and  their respective  affiliates,  provide  investment  advisory  and other  services to clients  other than the Fund and  Portfolio  Funds.  In  addition,  investment
professionals   associated  with  the  Adviser,   the  Investment  Manager  or
Portfolio  Managers may carry on investment  activities for their own accounts and the accounts of family members  (collectively  with other accounts managed
by  the  Adviser,   the  Investment  Manager  and  their  affiliates,   "Other
Accounts").   The  Fund  and  Portfolio   Funds  have  no  interest  in  these
activities.  As a  result  of  the  foregoing,  the  Adviser,  the  Investment
Manager  and  Portfolio  Managers  will be engaged in  substantial  activities other than on behalf of the Fund and may have differing  economic interests in respect of such  activities  and may have  conflicts of interest in allocating investment opportunities, and their time, between the Fund and Other Accounts.

            There may be circumstances  under which the Investment  Manager or a Portfolio  Manager will cause one or more Other  Accounts to commit a larger percentage of their assets to an investment  opportunity  than the  percentage of the Fund's or a Portfolio  Fund's  assets  they commit to such  investment.
There  also may be  circumstances  under  which the  Investment  Manager  or a
Portfolio  Manager  purchases or sells an investment  for their Other Accounts and does not purchase or sell the same  investment for the Fund or a Portfolio
Fund, or purchases or sells an  investment  for the Fund and does not purchase or sell the same  investment for one or more Other  Accounts.  However,  it is the policy of the  Investment  Manager,  and generally  also the policy of the
Portfolio  Managers,  that:  investment  decisions  for  the  Fund,  Portfolio
Accounts  and  Other  Accounts  be made  based  on a  consideration  of  their
respective   investment   objectives   and  policies,   and  other  needs  and
requirements   affecting  each  account  that  they  manage;   and  investment
transactions  and  opportunities  be fairly  allocated  among  their  clients, including the Fund and Portfolio Funds.

            The Adviser, the Investment Manager,  Portfolio Managers and their respective  affiliates  may have interests in Other Accounts they manage which differ from their  interests  in the Fund and  Portfolio  Funds and may manage such  accounts  on terms  that are more  favorable  to them  than the terms on which they manage the Fund or Portfolio  Funds.  In addition,  the  Investment
Manager  and  Portfolio  Managers  may charge  fees to Other  Accounts  and be
entitled  to  receive  performance-based   incentive  allocations  from  Other
Accounts  that are lower than the fees and  Incentive  Allocation to which the
Fund and its Members are subject.

            Tax  Risks.   A   noncorporate   Member's   share  of  the  Fund's
investment  expenses  (including,  but not limited to, the Management Fee, the administration  fee  paid to the  Adviser  and the  Fund's  share  of any fees payable  by  Portfolio  Funds to the  Portfolio  Managers)  may be  subject to
certain   limitations  on   deductibility   for  regular  Federal  income  tax
purposes.   Such  expenses  may  be  completely  disallowed  for  purposes  of determining the noncorporate  Member's  alternative minimum tax liability will apply.  See "Taxes."

            Distributions  to Members and Payment of Tax  Liability.  The Fund
does not intend to make periodic  distributions of its net income or gains, if any,  to  Members.  Whether or not  distributions  are made,  Members  will be required each year to pay  applicable  Federal and state income taxes on their respective  shares  of  the  Fund's  taxable  income,  and  may  have  to  pay
applicable   taxes   from  other   sources.   The  amount  and  times  of  any
distributions  will be  determined in the sole  discretion  of the Board.  See
"Taxes."

            Possible  Delays  in  Schedule  K-1s.  Each  year,  the Fund  will distribute  Schedules K-1 to Members so that they can prepare their respective income tax returns.  The  preparation  of such returns is each  Member's  sole responsibility.  The Fund's ability to provide final  Schedules K-1 to Members for any given tax year  prior to April 15 of the  following  year will  depend upon when it receives the requisite  information  from  Portfolio  Funds.  The
Fund will provide  Schedules K-1 as soon as practicable  after it receives all necessary  information.  However,  it is  inevitable  that  delays will occur.
Members should therefore be prepared to obtain  extensions of the filing dates for  their  Federal,  state and  local  income  tax  returns.  Members  should consult their personal tax advisers.

            Considerations  for ERISA  Plans and  Other  Tax-Exempt  Entities.
Investors  subject to the Employee  Retirement Income Security Act of 1974, as
amended ("ERISA"),  and other tax-exempt entities,  including employee benefit plans,  Individual  Retirement  Accounts  and  401(k)  and  Keogh  Plans,  may
purchase  Interests.  The Fund's  assets  should not be considered to be "plan assets"  for  purposes  of ERISA's  fiduciary  responsibility  and  prohibited transaction rules or similar  provisions of the Code. For further  information regarding an investment in the Fund by investors  subject to ERISA, see "ERISA
Considerations"  in the  SAI.  Because  the Fund  and the  Portfolio  Funds in
which it invests may use leverage,  a tax-exempt investor may incur income tax liability to the extent the Fund's  transactions are treated as giving rise to unrelated  business  taxable  income.  See  "Taxes."  The Fund is not designed for investment by charitable  remainder  trusts.  For this reason,  charitable remainder trusts may not purchase Interests.

SPECIAL RISKS OF MULTI-MANAGER STRUCTURE

            Portfolio  Funds  generally  will not be  registered as investment companies under the Investment Company Act and,  therefore,  the Fund will not have the benefit of various  protections  afforded by the  Investment  Company
Act  with  respect  to  its  investments  in  Portfolio  Funds.  Although  the
Investment   Manager  expects  to  receive  detailed   information  from  each
Portfolio  Manager   regarding  its  investment   performance  and  investment
strategy on a regular basis,  in most cases the Investment  Manager has little or no means of independently  verifying this information.  A Portfolio Manager may use proprietary  investment strategies that are not fully disclosed to the
Investment Manager,  which may involve risks under some market conditions that are not  anticipated by the Investment  Manager.  In addition,  many Portfolio
Managers will not be registered as investment  advisers  under the  Investment
Advisers Act of 1940 (the  "Advisers  Act") in reliance on certain  exemptions from registration  under that act. In such cases,  Portfolio Managers will not be subject to various  disclosure  requirements  and rules that would apply to registered investment advisers.

            By investing in Portfolio Funds and Portfolio Accounts  indirectly through  the  Fund,  investors  bear  asset-based  fees and  performance-based allocations  at the Fund level and the  Portfolio  Fund or  Portfolio  Account level.  Similarly,  Members bear a proportionate  share of the other operating expenses of the Fund (including the Investor  Servicing Fee and administrative expenses)  and,  indirectly,  similar  expenses  of the  Portfolio  Funds  and
Portfolio  Accounts.  An  investor  who meets the  conditions  imposed  by the
Portfolio  Managers,  including  investment  minimums that may be considerably higher than the $50,000  minimum  imposed by the Fund,  could invest  directly with the Portfolio Managers.

            Each   Portfolio   Manager  will  receive  any   performance-based
allocation to which it is entitled irrespective of the investment  performance of  other  Portfolio  Managers  or the  investment  performance  of  the  Fund generally.  Thus, a Portfolio  Manager with  positive  investment  performance will receive this  allocation from the Fund (and indirectly from Members) even if the Fund's overall investment return is negative.  Investment  decisions of the Portfolio  Managers are made  independently of each other. As a result, at any  particular  time,  one Portfolio  Manager may be purchasing  shares of an issuer for a Portfolio  Fund or Portfolio  Account whose shares are being sold
by  another   Portfolio  Manager  for  another  Portfolio  Fund  or  Portfolio
Account.  In any such  situations,  the Fund could  indirectly  incur  certain transaction costs without accomplishing any net investment result.

            Since  the Fund  may  make  additional  investments  in or  effect
withdrawals   from  a  Portfolio  Fund  only  at  certain  times  pursuant  to limitations  set forth in the governing  documents of the Portfolio  Fund, the
Fund from time to time:  may have to invest a greater  portion  of its  assets temporarily  in  money  market  securities  than it  otherwise  might  wish to invest; may have to borrow money to repurchase Interests;  and may not be able to withdraw its  investment in a Portfolio  Fund promptly  after it has made a decision to do so. This may adversely affect the Fund's  investment  return or increase the Fund's expenses.

            Portfolio  Funds  may  be  permitted  to  redeem  their  interests in-kind.  Thus, upon the Fund's withdrawal of all or a portion of its interest in a Portfolio  Fund,  the Fund may receive  securities  that are  illiquid or difficult to value. In these circumstances,  the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund.

            The Fund may agree to  indemnify  certain of the  Portfolio  Funds and,  subject to certain  limitations  imposed by the Investment  Company Act, certain  Portfolio  Managers from liability,  damage,  cost or expense arising out of, among other things, certain acts or omissions.

            Portfolio Account  Allocations.  The Fund may on occasion allocate its  assets to a  Portfolio  Manager by  retaining  the  Portfolio  Manager to manage a Portfolio  Account for the Fund,  rather than invest in the Portfolio
Manager's   Portfolio  Fund.   Portfolio  Accounts  can  expose  the  Fund  to
theoretically unlimited liability,  and it is possible,  given the leverage at which certain of the Portfolio  Managers will trade,  that the Fund could lose more in a Portfolio Account that is managed by a particular  Portfolio Manager than the Fund has  allocated to such  Portfolio  Manager to invest.  This risk may be  avoided if the Fund,  instead  of  retaining  a  Portfolio  Manager to manage a separate  account  comprised  of a  designated  portion of the Fund's assets,  creates a separate  investment  vehicle for which a Portfolio Manager will serve as general  partner and in which the Fund will be the sole  limited partner.  Use of this  structure,  however,  involves  various  expenses,  and there is no  requirement  that  separate  investment  vehicles  be created for
Portfolio Accounts.

            Estimates.  In most cases,  the Fund will have  little  ability to assess the  accuracy  of the  valuations  received  from a  Portfolio  Manager regarding a Portfolio Fund.  Furthermore,  these  valuations will typically be estimates  only,  subject to revision  based on each  Portfolio  Fund's annual audit.  Revisions to the Fund's gain and loss  calculations will be an ongoing process,  and no appreciation or depreciation  figure can be considered  final until the annual audits of Portfolio Funds are completed.

            Certain  securities in which  Portfolio  Funds invest may not have readily  ascertainable  market  prices.  These  securities  will  nevertheless
generally  be  valued  by  Portfolio   Managers,   which  valuations  will  be
conclusive  with  respect to the Fund,  even though  Portfolio  Managers  will generally face a conflict of interest in valuing such  securities  because the values given to the securities  will affect the  compensation of the Portfolio
Managers.  Any such securities  held by a Portfolio  Account will be valued at their "fair value" as determined in good faith by the Board.

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

THE FUND'S OBJECTIVE AND POLICIES

            The  Fund's  investment  objective  is to seek  long-term  capital appreciation  consistent  with  preservation  of capital  while  attempting to generate  positive  returns over various market cycles.  Current income is not an  objective.  No  assurance  can be given  that the Fund  will  achieve  its investment objective.

            The Fund's  investment  objective  is  fundamental  and may not be changed without the approval of Members.  However,  except as otherwise stated
in this prospectus or in the SAI, the investment  policies and restrictions of the Fund are not  fundamental  and may be  changed  by the  Board.  The Fund's
fundamental   investment  policies  are  listed  in  the  SAI.  Its  principal investment  policies and strategies are discussed  below.  The Fund may change any investment policies and strategies that are not fundamental,  if the Board believes doing so would be consistent with the Fund's investment objective.

THE FUND'S INVESTMENT PROGRAM

            The Fund  pursues  its  investment  objective  by  allocating  its assets for  investment  among a select  group of Portfolio  Managers  that are
alternative   asset  managers  and  employ  a  variety  of  "market   neutral"
investment  strategies.  Market neutral investment  strategies seek to provide predictable  investment  returns regardless of general stock market movements.
The Investment  Manager is primarily  responsible  for selecting the Portfolio
Managers and  determining  the portion of the Fund's assets to be allocated to each Portfolio Manager,  subject to the general supervision of the Adviser and the Board.  The Fund will implement these  allocation  decisions  primarily by investing in Portfolio Funds that are managed by Portfolio  Managers  selected by the Investment Manager.

            Portfolio  Funds are  investment  funds,  typically  organized  as limited  partnerships,  that are not required to register under the Investment
Company Act  because  they do not  publicly  offer  their  securities  and are restricted  as to either the number of  investors  permitted  to invest in the fund or as to the  qualifications  of persons  eligible to invest  (determined with  respect  to the  value  of  investment  assets  held) in the  fund.  The
typical  Portfolio  Fund  will  have  greater   investment   flexibility  than
traditional  investment  funds (such as mutual funds and most other registered investment  companies)  as to the  types of  securities  owned,  the  types of trading strategies employed,  and in many cases, the amount of leverage it may use.

            The  Investment  Manager  takes a  three-tiered  approach to asset allocation and Portfolio  Manager  selection.  Its  methodology is premised on the  belief  that  consistent,  superior  long-term  performance  necessitates first,  a  rigorous,  top-down,  or  macro,  view of the  various  alternative investment  fund  strategies;  second,  an  in-depth  analysis of the types of strategy attributes that best complement the Fund's investment objective;  and third,  identification  of  Portfolio  Managers  whose  investment  styles and historical  investment  returns and risk  characteristics  best  embody  those attributes.

            Under  normal  market  conditions,  at least 80% of the Fund's net assets  (plus  the  amount  of any  borrowings  by  the  Fund  for  investment purposes)  will  be  allocated  to  Portfolio  Managers  that  pursue  "market neutral" investment  strategies.  These strategies  encompass a broad range of investment  programs that historically have exhibited a low correlation to the performance  of  equity,  debt and  other  markets.  They  include  investment programs  involving  use of hedging and  arbitrage  techniques  in the equity, fixed  income,  currency and  commodity  markets.  These  investment  programs employ a variety of sophisticated  investment  techniques that include,  among other things, short sales of securities,  use of leverage, and transactions in derivative  securities and other financial  instruments such as stock options, index options, futures contracts and options on futures.

      The investment  strategies of the Portfolio Managers may include,  among others:

o     Index  arbitrage.  This  strategy  involves  investing  in  a  group  of securities  comprising an index, or a representative sample of an index, in order to capture the pricing  differences  that may arise between the index and the component securities.
o     Interest  rate   arbitrage.   This  strategy   seeks  to  exploit  price
      anomalies  between  related  securities  with prices that  fluctuate  in response to interest rate movements.
o     Merger  arbitrage.  This strategy involves  investing  simultaneously in
      long  and  short  positions  in  companies   involved  in  a  merger  or
      acquisition in order to profit from the expected price  movements of the acquiring and target companies.
o     Convertible bond and warrant hedging.  This strategy involves  investing in undervalued  instruments that are convertible into equity  securities and then  hedging  out  systematic  risks  associated  with  either  the convertible instrument, the underlying security or both.
o     Statistical   long/short  equity  strategies.   This  strategy  involves
      constructing  portfolios of offsetting  long and short equity  positions using mathematical or statistical  techniques to identify relative value between long and short positions.
o     Pairs trading.  This is a specific type of equity hedging  strategy that involves  effecting  offsetting  long and short equity  positions in the same industry or sector.

            Portfolio Managers using arbitrage  strategies attempt to identify
and  exploit   pricing   inefficiencies   between   related   instruments   or
combinations  of  instruments.   Sophisticated  mathematical  and  statistical
techniques  and models are used to attempt to identify  relative value between related  instruments or combinations of instruments and to capture mispricings among such  instruments.  Portfolio  Managers  pursuing  arbitrage  strategies utilize a variety of techniques and models,  ranging from purely quantitative, short-term models to more discretionary  approaches using fundamental research to construct long and short portfolios.

            The  Investment  Manager  will  allocate  the Fund's  assets among available  Portfolio  Managers  that have  demonstrated  records  of  superior investment  performance  in pursuing  market  neutral  investment  strategies, consistent  with the Fund's  goal of  long-term  capital  appreciation,  while focusing  on the risk  characteristics  of  those  strategies  and the  Fund's overall  risk  exposure.  In doing so,  the  Investment  Manager  will seek to construct an  investment  portfolio for the Fund in which there is expected to be a low  overall  degree of  correlation  of the  investment  performance  of
Portfolio  Managers  across  investment  styles and  little or no  correlation between  the  overall  performance  of the Fund's  portfolio  and the  general performance  of  equity  and  other  markets.  The  Fund's  structure  and its investment  approach are intended to provide investors several advantages over direct  investments in private  investment  funds,  including:  the ability to invest in a  professionally  constructed  and  managed  investment  portfolio;
access  to  a  diverse  group  of  Portfolio  Managers  that  utilize  varying investment  styles  and  strategies;  reduced  risk  exposure  that comes from investing with multiple  Portfolio Managers that have exhibited low volatility of  investment  returns and low  correlation  to one another.  The  Investment
Manager expects  generally to allocate the Fund's assets to  approximately  10 to 20 Portfolio Managers.

            The  multi-manager  approach  followed  by the Fund  will  involve allocation  of the Fund's  assets to Portfolio  Managers  that employ  various market neutral  investment  styles and  strategies and will provide  investors access to a variety of  Portfolio  Managers.  The Fund will  invest in various types of Portfolio  Funds  managed by Portfolio  Managers,  including  limited
partnerships,   joint  ventures,   other  investment   companies  and  similar
entities.  However,  the Fund may on  occasion  retain  one or more  Portfolio
Managers  to manage  and  invest  designated  portions  of the  Fund's  assets
(either as  separately  managed  accounts or by creating  separate  investment vehicles in which a  Portfolio  Manager  will serve as general  partner of the vehicle and the Fund will be the sole limited  partner).  (Any  arrangement in which the Fund retains a Portfolio  Manager to manage an account or investment vehicle for the Fund is referred to as a "Portfolio  Account.")  The retention of a  Portfolio  Manager  to manage a  Portfolio  Account  is  subject  to the approval of the Board,  including a majority  of the  persons  comprising  the
Board (the  "Managers")  who are not  "interested  persons," as defined by the
Investment   Company  Act,  of  the  Fund  or  the   Portfolio   Manager  (the
"Independent  Managers").  The  retention of a Portfolio  Manager will in such cases  also be  subject  to  approval  by  Members,  unless the Fund seeks and obtains  an order of the SEC  exempting  the Fund from this  requirement.  The
Fund's  participation in any Portfolio Account  arrangement will be subject to the  requirement  that the  Portfolio  Manager be  registered as an investment adviser under the Advisers Act, and the Fund's  contractual  arrangements with the Portfolio  Manager will be subject to the  requirements  of the Investment
Company Act applicable to investment advisory contracts.

            Portfolio  Managers  will be  selected  on the  basis  of  various criteria,  generally  including,  among  other  things,  an  analysis  of: the
Portfolio  Manager's  performance  during  various  time  periods  and  market cycles;  the Portfolio  Manager's  reputation,  experience  and training;  its articulation of and adherence to its investment  philosophy;  the presence and deemed effectiveness of risk management discipline;  on-site interviews of the management  team;  the  quality  and  stability  of  the  Portfolio  Manager's organization,  including internal and external professional staff; and whether key personnel of the Portfolio Manager have substantial  personal  investments in the  Portfolio  Manager's  investment  program.  Although it is the general policy  of the Fund to  allocate  assets  among  Portfolio  Managers  that use market  neutral  strategies,  the  Investment  Manager may  allocate a limited portion  of the Fund's  assets to  Portfolio  Managers  that do not use market neutral  strategies,  but  which  use other  strategies  that have  investment performance  characteristics that have historically been negatively correlated to the  equity  and debt  markets,  generally,  in an  attempt  to  generate a consistent  return pattern with lower  volatility.  The Fund will not allocate more than 20% of its net assets to these Portfolio Managers.

            Not more than 10% of the Fund's net assets  will be  allocated  to any one Portfolio  Manager.  In addition,  the Fund will limit its  investment position in any one  Portfolio  Fund to less than 5% of the  Portfolio  Fund's outstanding  voting  securities,  absent an SEC order (or assurances  from the
SEC staff) under which the Fund's  contribution and withdrawal of capital from a  Portfolio  Fund in which it holds 5% or more of the  outstanding  interests will  not be  subject  to  various  Investment  Company  Act  prohibitions  on affiliated  transactions.  However,  to permit the  investment  of more of its assets  in  smaller  Portfolio  Funds  deemed  attractive  by  the  Investment
Manager,  the Fund may purchase  non-voting  securities  of  Portfolio  Funds, subject to a limitation  that the Fund will not purchase voting and non-voting interests in a Portfolio  Fund that in the aggregate  represent 25% or more of the Portfolio Fund's outstanding equity.

            Portfolio  Managers will generally  invest primarily in marketable securities,  although certain Portfolio  Managers may also invest in privately placed  securities  and other  investments  that are  illiquid.  Interests  in
Portfolio  Funds will not  themselves be marketable and will only have limited liquidity.  Portfolio  Managers  may  invest  and  trade  in a wide  range  of instruments and markets,  including,  but not limited to, domestic and foreign equities and equity-related  instruments,  currencies,  financial futures, and fixed  income  and other  debt-related  instruments.  Portfolio  Managers  are generally not limited as to the markets  (either by location or type,  such as large capitalization,  small capitalization or non-U.S. markets) in which they may invest or the investment  discipline  that they may employ (such as value, growth or  bottom-up  or  top-down  analysis).  In managing  Portfolio  Funds,
Portfolio  Managers will not be subject to the Fund's investment  policies and restrictions  or the various  limitations and  prohibitions  applicable to the activities of investment  companies  registered  under the Investment  Company
Act  (such  as  the  Fund).  This  involves  various  risks,  including  those associated  with the fact that  Portfolio  Funds are not generally  subject to any  requirements  that  they  diversify  their  investments  or  limit  their investments  in the  securities  of issuers  engaged in a single  industry  or
group  of  related   industries.   See  "Risk   Factors  -  General   Risks  -
Non-Diversified  Status  and  Industry  Concentration."  However,  the  Fund's
investment  policies and  restrictions,  and limitations  and  prohibitions on investments  imposed by the Investment  Company Act, will apply in the case of
Portfolio Accounts.

            The  Investment  Manager will  regularly  evaluate each  Portfolio
Manager to determine  whether its  investment  program is consistent  with the
Fund's  investment  objective  and  whether  its  investment   performance  is
satisfactory.   Based  on  these  evaluations,  the  Investment  Manager  will allocate and  reallocate  the Fund's assets among  Portfolio  Managers and may terminate  or  add  Portfolio  Managers,  as  it  determines  appropriate  and consistent  with the Fund's  investment  objective.  Members  will not vote on the  retention  or  termination  of  a  Portfolio  Manager,  except  that  the retention  of any  Portfolio  Manager to manage a  Portfolio  Account  will be subject  to the  approval  of the  Board  and  Members.  The  Fund may seek to obtain an SEC order  exempting it from the  requirement  that Members  approve
Portfolio  Managers that are retained to manage Portfolio  Accounts.  However, no assurance can be given that such an order will be issued.

BORROWING; USE OF LEVERAGE

            The Fund is  authorized to borrow money for  investment  purposes, to meet  repurchase  requests  and for  cash  management  purposes.  Portfolio
Funds generally are also permitted to borrow money for similar  purposes.  The use of borrowings for investment  purposes is known as "leverage" and involves a high degree of risk. The investment  programs of certain Portfolio  Managers may make extensive use of leverage.  See "Risk Factors--Leverage; Borrowing."

            The Fund is  subject to the  Investment  Company  Act  requirement that an investment  company  satisfy an asset coverage  requirement of 300% of its  indebtedness,  including  amounts  borrowed,  measured  at the  time  the
investment    company   incurs   the   indebtedness   (the   "Asset   Coverage
Requirement").  This  means that the value of the  Fund's  total  indebtedness may not  exceed  one-third  the  value of its  total  assets  (including  such indebtedness).  These  limits  do  not  apply  to  the  Portfolio  Funds  and, therefore,  the  Fund's  portfolio  may be  exposed  to  the  risk  of  highly leveraged  investment  programs of certain Portfolio Funds. The Asset Coverage
Requirement  will apply to  borrowings  by Portfolio  Accounts,  as well as to other  transactions by Portfolio  Accounts that can be deemed to result in the creation of a "senior  security."  Generally,  in conjunction  with investment positions  for  Portfolio  Accounts  that  are  deemed  to  constitute  senior securities,  the Fund must: (i) observe the Asset Coverage  Requirement;  (ii)
maintain  daily a segregated  account in cash or liquid  securities  at such a level  that the  amount  segregated  plus any  amounts  pledged to a broker as collateral  will equal the current value of the position;  or (iii)  otherwise
cover  the  investment   position  with   offsetting   portfolio   securities.
Segregation  of  assets  or  covering  investment  positions  with  offsetting portfolio  securities  may limit a Portfolio  Account's  ability to  otherwise invest those assets or dispose of those securities.

SHORT SELLING

            Portfolio  Funds  and  Portfolio   Accounts  may  sell  securities
short.  To effect a short sale, the Portfolio  Fund or Portfolio  Account will borrow the security  from a brokerage  firm,  or other  permissible  financial
intermediary,   and  make  delivery  to  the  buyer.  The  Portfolio  Fund  or
Portfolio  Account  then is  obligated  to replace  the  borrowed  security by purchasing  it at the market  price at the time of  replacement.  The price at such time may be more or less than the  price at which the  security  was sold short by the  Portfolio  Fund or  Portfolio  Account,  which would result in a loss or gain,  respectively.  The use of short sales is a speculative practice and involves significant risks.  See "Risk Factors--Short Selling."

DERIVATIVES

            Portfolio   Funds  and   Portfolio   Accounts  may  use  financial
instruments,  known as derivatives, for purposes of hedging portfolio risk and for  non-hedging  purposes.  Examples of  derivatives  include stock  options, index  options,  futures and options on futures.  Transactions  in derivatives involve certain risks. See "Risk Factors--Derivatives."

SHORT-TERM AND DEFENSIVE INVESTMENTS

            The Fund will invest its cash reserves in high quality  short-term investments.  These  investments  may include  money  market  instruments  and other short-term debt  obligations,  money market mutual funds, and repurchase agreements  with banks and  broker-dealers.  During  periods of adverse market or economic  conditions,  the Fund may temporarily invest all or a significant portion of its assets in these  securities  or hold cash.  This could  prevent the Fund  from  achieving  its  investment  objective.  Repurchase  agreements involve certain risks that are described in the SAI.

MANAGEMENT OF THE FUND

GENERAL

            The Fund's Board provides broad  oversight over the operations and affairs of the Fund.  A majority of the Board is  comprised of persons who are
Independent Managers.

            OppenheimerFunds,  Inc.  (the  "Adviser")  serves  as  the  Fund's investment adviser,  subject to the ultimate supervision of and subject to any policies  established  by the Board,  pursuant  to the terms of an  investment advisory agreement with the Fund (the "Advisory  Agreement").  It has operated as an  investment  adviser  since January  1960.  The Adviser  (including  its subsidiaries)  managed  more than $155 billion of assets as of March 31, 2004.
Its clients  include  the  Oppenheimer  mutual  funds with more than 7 million investor  accounts.  The Adviser is located at Two World Financial Center, 225
Liberty Street,  11th Floor, New York, New York 10281-1008 and is an indirect, majority owned subsidiary of Massachusetts Mutual Life Insurance Company.

            Under the  Advisory  Agreement,  the  Adviser is  responsible  for developing,  implementing and supervising the Fund's investment  program.  The
Adviser is  authorized,  subject to the approval of the Board and Members,  to retain one of its affiliates to provide any or all of the investment  advisory services  required  to be  provided  to the Fund or to assist  the  Adviser in providing these services.

            As  compensation  for  services  required  to be  provided  by the
Adviser under the Advisory Agreement,  the Fund will pay the Adviser a monthly fee  (the  "Management  Fee")  computed  at the  annual  rate of  1.00% of the aggregate value of outstanding  Interests determined as of the last day of the month  (before any  repurchases  of Interests or Incentive  Allocations).  The
Adviser (or an affiliated  company of the Adviser that it  designates) is also entitled to be the special advisory member of the Fund (the "Special  Advisory
Member")  and to  receive  in  such  capacity  a  performance-based  incentive allocation  that is  determined as a percentage of the net profits of the Fund otherwise  allocable to each Member.  See  "Management of the Fund-- Incentive
Allocation."

            Tremont Partners,  Inc. (the "Investment  Manager"),  an affiliate of the Adviser,  has been assigned  responsibility  for  providing  day-to-day investment  management services to the Fund, subject to the supervision of the
Adviser.  Since 1984, the Investment  Manager and its affiliates have provided alternative  investment solutions to a diverse client base including financial institutions,  mutual  funds,  other  investment  companies and high net worth individuals.  These  services  include  tracking  and  evaluating  over  2,000 domestic  and  offshore  investment  funds.  The  Investment  Manager  and its affiliates were  responsible for the allocation of over $4.8 billion of client assets among  alternative  investment  strategies,  as of March 31, 2004.  The
Investment  Manager is located at 555  Theodore  Fremd  Avenue,  Rye, New York
10580,  and  since  October  1,  2001  has  been a  majority  owned,  indirect subsidiary of Massachusetts  Mutual Life Insurance  Company.  The Adviser pays a monthly  fee to the  Investment  Manager  equal to 50% of the  amount of the
Management  Fee earned by the  Adviser  pursuant  to the  Advisory  Agreement.
(This fee is  payable  by the  Adviser  and not the Fund).  In  addition,  the
Investment  Manager  has been  designated  by the  Adviser  to be the  Special
Advisory   Member   entitled  to  receive  the   performance-based   incentive
allocation  described above. The Investment  Manager's retention as the Fund's investment  manager  was  approved  by the Board and was also  approved by the
Adviser as the Fund's sole initial Member.

MANAGEMENT TEAM

            The  following  personnel  of the  Investment  Manager will be the persons primarily  responsible for selecting Portfolio Managers and allocating the Fund's assets among the Portfolio Managers:

      Sandra L.  Manzke,  Chairperson  and  Co-Chief  Executive  Officer.  Ms.
      -----------------
      Manzke established Tremont Partners,  Inc. in October 1984 after serving as a Principal at Rogers,  Casey & Barksdale,  Inc.,  from 1976 to 1984.
      Ms.  Manzke is a Director  of certain  private  investment  partnerships managed by the Investment  Manager.  From 1974 to 1976, she worked as an independent  consultant at Bernstein  Macauley where she was responsible for  reviewing  the firm's  products.  At Scudder  Stevens & Clark,  she established one of their internal  measurement systems during her tenure as an  investment  manager  from  1969  to  1974.  Ms.  Manzke  holds  a
      Bachelor of Fine Arts from Pratt Institute.

      Robert I. Schulman,  Co-Chief  Executive  Officer.  Mr.  Schulman joined
      ------------------
      the Investment  Manager in 1994.  Prior to that, he was  responsible for
      Smith Barney's $60 billion  Consulting  Services Division and Retail New
      Product  Development.  At  Smith  Barney,  he was also  involved  in all aspects of investment  management and manager selection  processes.  Mr.
      Schulman  founded the Leveraged  Product Division at E.F. Hutton in 1982
      and was responsible for the development of various derivative  products, as well as growth index and financial  futures and options  trading.  In
      1986, he assumed  responsibility for all retail products offered at E.F.
      Hutton.  He is a graduate of New York  University  and received a Master of Business  Administration  degree in Finance  from the Lubin School of
      Business.

      Barry H. Colvin, CFA - President,  Chief Investment Officer.  Mr. Colvin
      ---------------
      directs  Tremont's   alternative   investment  research  and  heads  the
      Investment  Committee.  Prior to joining  Tremont  Advisers in 1999, Mr.
      Colvin  spent  three  years as Vice  President  and Head of  Alternative
      Investments  and then as  Director  of  Research  for  Asset  Consulting
      Group,  Inc. of St. Louis,  Missouri.  From 1995 to 1997, Mr. Colvin was
      a fixed income trader for General  American  Life, and before that spent two years at  Scottsdale  Securities  as Head of  Business  Development.
      From 1987 to 1994 he worked for Edward D. Jones & Co. in various  roles, eventually  becoming a partner.  Mr.  Colvin  holds a B.A. in  Economics from  the  University  of  Missouri  and is a  holder  of the  Chartered
      Financial Analyst designation.

Patrick J. Kelly, CFA - Vice President, Director of Manager Research.

     Mr. Kelly  coordinates  and  structures  Tremont's  alternative  investment research department. He joined the firm in June 2001. Prior to Tremont, Mr.
     Kelly spent three  years,  from 1998 to 2001,  as Vice  President  and Risk
     Manager for Parker Global  Strategies.  From 1995 to 1998, Mr. Kelly worked as a Senior Portfolio Analyst at Ferrell Capital Management,  and from 1993 to 1995, Mr. Kelly worked for Kidder, Peabody, & Co. as an analyst. Mr.
     Kelly has B.S. in Computer Science,  Electrical Engineering and Mathematics
     from Hofstra University and M.B.A. in Finance from the Frank Zarb School of
     Business at Hofstra  University and is a holder of the Chartered  Financial
     Analyst designation.

Cynthia J. Nicoll - Vice President, Director of Risk Management.

      Cynthia Nicoll joined Tremont in December 2000, with  responsibility for establishing  Tremont's risk  management  capabilities.  Ms. Nicoll came to  Tremont  from  Parker  Global  Strategies,  where  she was  Managing
      Director  of  Strategic  Initiatives.  From 1993 to 1999,  she  designed
      hedge  fund-indexed   structured  products  for  Greenwich  Capital  and
      National  Westminster  Bank PLC. From 1979 to 1993, Ms. Nicoll  marketed
      foreign   exchange,   structured   debt   and   other   financings   for
      Manufacturers  Hanover/Chemical  Bank (now JP Morgan).  Ms. Nicoll has a
      B.A. in American  History from Yale  University and an M.B.A. in Finance and International Business from New York University.

Suzanne S. Hammond, Senior Vice President, Secretary and Treasurer.

     Suzanne   Hammond   is   responsible   for   program   analysis   and  fund
     administration/supervision   of  the   Investment   Manager's   proprietary
     products.   Ms.  Hammond  is  also   responsible  for  certain   investment
     supervision  clients  and  is a  Director  of  certain  private  investment partnerships  managed  by the  Investment  Manager.  Prior to  joining  the
     Investment Manager in 1989, Ms. Hammond spent six years with Rogers,  Casey
     & Barksdale,  Inc. as a Senior Analyst responsible for major consulting clients. For five years prior to joining Rogers,  Casey, Ms. Hammond served as the liaison  representative  managing listed midwestern companies on the
     New York Stock  Exchange,  Inc.  She  received a Bachelor of Arts degree in
     Russian  History/Economics  from the University of North  Carolina,  Chapel
     Hill and an A.B.A. from Colby Jr. College.

ADMINISTRATIVE SERVICES

            Under the terms of an administration  agreement with the Fund, the
Adviser will provide certain  administrative  services to the Fund, including,
among  others:   providing   office  space  and  other  support  services  and
personnel as necessary to provide such services to the Fund;  supervising  the entities  retained  by the  Fund  to  provide  accounting  services,  investor services and custody services;  handling Member inquiries  regarding the Fund, including but not limited to questions  concerning  their  investments  in the
Fund and capital account  balances;  preparing or assisting in the preparation of  various  reports,  communications  and  regulatory  filings  of the  Fund;
assisting  in the  review of  investor  applications;  monitoring  the  Fund's compliance with Federal and state  regulatory  requirements  (other than those relating to investment  compliance);  coordinating and organizing  meetings of the Board and  meetings  of  Members  and  preparing  related  materials;  and maintaining  and  preserving  certain  books  and  records  of  the  Fund.  In consideration for these services,  the Fund will pay the Adviser a monthly fee computed at the annual  rate of 0.25% of the  aggregate  value of  outstanding
Interests  determined  as  of  the  last  day  of  each  calendar  month  (the
"Administration Fee").

INCENTIVE ALLOCATION

            The  Adviser  (or an  affiliated  company of the  Adviser  that it designates) is entitled to receive a performance-based  allocation equal to 5%
of the net profits,  if any, in excess of the  "Preferred  Return"  (described below) that otherwise  would have been credited to the capital account of each
Member  (the  "Incentive  Allocation").   The  Incentive  Allocation  will  be
debited from a Member's  capital account and credited to the Special  Advisory
Account,  and generally  will be made as of the end of each calendar year, and upon the  repurchase  of the Member's  Interest (or any portion  thereof).  It will  also be made  upon the  admission  of a  substitute  Member  to whom the
Interest  of a Member has been  transferred  (unless  no change in  beneficial ownership  results from the  transfer)  and when the Adviser (or an affiliate)
ceases to serve as  investment  adviser  of the Fund.  (Each  period for which the  Incentive  Allocation  is  determined  is an  "Allocation  Period.")  The
Incentive  Allocation  will  apply  only to net  profits  for  the  applicable
Allocation  Period  that  exceed  both:  (i)   the  Preferred  Return  for the
Allocation   Period;  and  (ii) any  balance  in  a  "Loss  Recovery  Account"
(described below) established for the Member.

            For  purposes  of   calculating   the  Incentive   Allocation  and
determining  amounts  to be  credited  to or  debited  from the Loss  Recovery
Account of a Member,  net profits or net losses will  generally be measured as the net change in the value of the Member's  capital  account  (including  the
effect  of  any  unrealized   appreciation   or  depreciation  in  the  Fund's
investments,  the  Fund's  realized  gains  and  losses,  and its  income  and expenses),  before  giving  effect  to  any  repurchases  by the  Fund  of the
Member's  Interest  or any portion  thereof.  The methods to be used in making these  calculations  are set forth in the  Fund's  Limited  Liability  Company
Agreement (the "LLC Agreement").  See Appendix B of this prospectus.

            The  Preferred  Return  is an amount  determined  by  applying  an annual  percentage rate equal to the 2-year Treasury constant maturity rate to the capital  account  balance of a Member as of the  beginning  of each fiscal period within the Allocation  Period.  The 2-year Treasury  constant  maturity rate  used for this  purpose  will be  established  at the  beginning  of each calendar  year and will be such rate as is reported by the Board of  Governors of the  Federal  Reserve  System  as of the  last  business  day of the  prior calendar year.

            In  addition,  the  Incentive  Allocation  will be made  only with respect to net  profits  allocable  to a Member that exceed any balance in the
Member's Loss  Recovery  Account.  The Loss  Recovery  Account is a memorandum account  with respect to each Member that has an initial  balance of zero.  As of the first day after the close of each  Allocation  Period,  the  balance of the  account  is  adjusted  in the manner  provided  by the LLC  Agreement  to increase  the  balance to reflect  net losses  allocated  to the Member and to decrease  the  balance  (but  not  below  zero)  to  reflect  any net  profits allocated to the Member.  The Loss Recovery  Account operates to ensure that a
Member is not subject to the  Incentive  Allocation  on net profits  except to the extent they exceed prior net losses.

            With respect to a  repurchase  by the Fund as of a date that would not,  but  for  such  repurchase,  be the  end of an  Allocation  Period,  the
Incentive  Allocation  will apply on a  proportionate  basis if a portion of a
Member's  Interest is  repurchased  by the Fund.  In such case,  the Incentive
Allocation will be made on a pro rata portion of any net profits  allocable to the Member (based on the percentage portion of the Interest repurchased),  and by  attributing a pro rata portion of the Preferred  Return and any balance in the Loss  Recovery  Account to the portion of the Interest  being  repurchased
(with appropriate  reduction to the Preferred Return and the remaining balance of the Loss  Recovery  Account as to the portion of the  Interest  that is not repurchased).

            The  Adviser  (or  its  designated  affiliate)  may  withdraw  any
Incentive  Allocation  credited  to the Special  Advisory  Account at any time following the date on which the Incentive Allocation is made.

            The Incentive  Allocation  presents  risks that are not present in funds  without an  incentive  allocation.  See  "Risks--Incentive  Allocation."
The overall fees,  expenses and the Incentive  Allocation  payable by the Fund or borne by Members  will be higher  than the fees and  expenses of most other registered  investment  companies,  but generally  will be similar to those of
many  private  investment  funds  and  certain  other  registered   investment
companies  with  investment  policies  similar to those of the Fund.  Very few advisers of registered  investment  companies  receive  incentive  allocations similar to the Incentive Allocation.

ACCOUNTING AND CUSTODY SERVICES

            PFPC Inc.  ("PFPC")  provides  various fund  accounting,  investor accounting  and  taxation  services  to the Fund.  In  consideration  of these services,  the Fund  will pay PFPC a  monthly  fee  which is not  expected  to exceed  0.25% of the Fund's net assets on an annual  basis and will  reimburse
PFPC for certain out-of-pocket  expenses.  PFPC Trust Company, an affiliate of
PFPC,  serves as the  Fund's  custodian  and  maintains  custody of the Fund's assets.  The principal  business address of PFPC and PFPC Trust Company is 400
Bellevue Parkway, Wilmington, Delaware 19809.

INVESTOR SERVICING ARRANGEMENTS

            Under the terms of an  investor  servicing  agreement  between the
Fund  and  the  Distributor   (the  "Investor   Servicing   Agreement"),   the
Distributor  is  authorized  to retain  broker-dealers  and certain  financial
advisers  to  provide  ongoing  investor  services  and  account   maintenance
services to Members that are their customers  ("Investor Service  Providers").
These services  include,  but are not limited to,  handling  Member  inquiries regarding the Fund (e.g.,  responding to questions  concerning  investments in the Fund, capital account balances,  and reports and tax information  provided by the Fund);  assisting in the  enhancement  of relations and  communications between Members and the Fund;  assisting in the  establishment and maintenance of  Member  accounts  with the  Fund;  assisting  in the  maintenance  of Fund records  containing Member  information;  and providing such other information and Member liaison services as the Distributor may reasonably  request.  Under the Investor Servicing  Agreement,  the Fund will pay a fee to the Distributor to reimburse  it for payments  made to Investor  Service  Providers.  This fee will  be paid  quarterly  and  will  be in an  amount,  with  respect  to each
Investor  Service  Provider,  not to exceed  the  lesser  of: (i) 0.50% (on an annualized  basis) of the aggregate  value of  outstanding  Interests  held by
investors  that  receive   services  from  the  Investor   Service   Provider,
determined as of the last day of the calendar  quarter (before any repurchases of Interests or the Incentive  Allocation);  or (ii) the Distributor's  actual payments to the Investor  Service  Provider.  The Distributor will be entitled to reimbursement  under the Investor  Servicing  Agreement for any payments it may make to any affiliated Investor Service Providers.

FUND EXPENSES

            The Fund will bear its own  expenses  including,  but not  limited to: the Management Fee; the  Administration  Fee; fees for Investor  Services;
any taxes;  investment-related  expenses  incurred by the Fund (e.g., fees and expenses  charged  by  the  Portfolio  Managers  and  Portfolio  Funds,  costs associated with organizing and operating Portfolio  Accounts,  placement fees, interest  on  indebtedness,  fees for data and  software  providers,  research expenses,  professional  fees  (including,  without  limitation,  expenses  of consultants  and  experts)  relating to  investments);  fees and  expenses for accounting and custody services;  the fees and expenses of Fund counsel, legal counsel  to the  Independent  Managers  and the Fund's  independent  auditors;
costs  associated with the  registration  of the Fund,  including the costs of compliance  with  Federal  and state  laws;  costs  and  expenses  of  holding meetings  of the Board and  meetings of Members,  including  costs  associated with  preparation  and  disseminations  of  proxy  materials;  the  costs of a fidelity  bond and any liability  insurance  obtained on behalf of the Fund or the Board;  and such other expenses as may be approved by the Board.  The Fund will  reimburse  the  Adviser  for any of the above  expenses  that it pays on behalf of the Fund.

            Offering costs required by applicable  accounting principles to be charged to capital  that are paid or accrued  during a fiscal  period  will be allocated  and  charged  to the  capital  accounts  of  Members  pro  rata  in accordance with their respective investment percentages for the period.

            The Fund's  organizational  expenses were borne voluntarily by the
Adviser.  Initial  offering  costs were  charged to capital  and were borne by the  Adviser  as a  Member  of  the  Fund  upon  commencement  of  the  Fund's operations.

INVESTOR QUALIFICATIONS

            Interests are being offered only to investors  that are "Qualified
Clients."  Currently,  Qualified  Clients  include:  (i)  natural  persons and companies  (other than  investment  companies) that represent that they have a net  worth  (together,  in the case of a  natural  person,  with  assets  held jointly  with a spouse)  of more than  $1,500,000;  (ii)  persons  who have at least $750,000 under the Adviser's or its  affiliates'  management,  including any amount invested in the Fund; (iii) persons who are "qualified  purchasers"
as defined by the Investment  Company Act and the rules  thereunder;  and (iv)
certain  knowledgeable  employees who participate in the Adviser's  investment activities.  In addition,  Interests  are offered  only to investors  that are
U.S.  persons for Federal income tax purposes,  as defined below,  and may not be purchased by  charitable  remainder  trusts.  You must complete and sign an investor  certification that you meet these requirements before you may invest in the  Fund.  The  form  of  this  investor  certification  is  contained  in
Appendix  A of this  prospectus.  The Fund  will not be  obligated  to sell to brokers or dealers any  Interests  that have not been  placed  with  Qualified
Investors that meet all applicable requirements to invest in the Fund.

            A person is  considered  a U.S.  person  for  Federal  income  tax purposes  if the person is: (i) a citizen or  resident  of the United  States;
(ii) a corporation,  partnership (including an entity treated as a corporation or  partnership  for U.S.  Federal income tax purposes) or other entity (other than an estate or trust)  created  or  organized  under the laws of the United
States, any state therein or the District of Columbia;  (iii) an estate (other than a foreign  estate  defined  in  Section  7701(a)(31)(A)  of the  Internal
Revenue Code of 1986, as amended (the  "Code"));  or (iv) a trust,  if a court
within  the  U.S.  is  able  to   exercise   primary   supervision   over  its
administration  and one or more U.S. persons have the authority to control all substantial decisions of such trust.

REPURCHASES OF INTERESTS AND TRANSFERS

NO RIGHT OF REDEMPTION

            No Member or other  person  holding an Interest or a portion of an
Interest  acquired  from a Member  will have the right to require  the Fund to redeem  that  Interest  or  portion  thereof.  There is no public  market  for
Interests,  and none is  expected to develop.  With very  limited  exceptions,
Interests are not  transferable  and  liquidity  will be provided only through limited  repurchase  offers  that  will be made from time to time by the Fund.
Any  transfer of an Interest in  violation  of the LLC  Agreement  will not be permitted  and  will  be  void.  Consequently,  Members  may  not be  able  to liquidate their  investment other than as a result of repurchases of Interests by the Fund,  as  described  below.  For  information  on the Fund's  policies
regarding   transfers  of  Interest,   see   "Repurchases   and  Transfers  of
Interests--Transfers of Interests" in the SAI.

REPURCHASES OF INTERESTS

            The Fund from time to time will  offer to  repurchase  outstanding
Interests  pursuant to written tenders by Members.  Repurchase  offers will be made at such times and on such terms as may be  determined by the Board in its sole  discretion,  and  generally  will be offers to  repurchase  a  specified dollar amount of  outstanding  Interests.  A redemption  fee equal to 1.00% of the value of an Interest (or portion of an Interest)  repurchased  by the Fund will apply if the date as of which the  Interest is to be valued for  purposes of repurchase is less than one year  following the date of a Member's  initial investment in the Fund. If  applicable,  the  redemption  fee will be deducted before payment of the proceeds of a repurchase.

            In  determining  whether the Fund should  repurchase  Interests or portions  thereof from  Members  pursuant to written  tenders,  the Board will consider  the  recommendations  of the  Adviser.  The Fund intends to offer to repurchase  Interests  twice each year,  as of the last  business day of March and September.  The LLC Agreement  provides that the Fund will be dissolved if the  Interest  of  any  Member  that  has  submitted  a  written  request  for repurchase  of  its  Interest,  in  accordance  with  the  terms  of  the  LLC
Agreement,  has not been  repurchased by the Fund within a period of two years
after   the   Member's   request.    See   "Repurchases   and   Transfers   of
Interests--Repurchase  Offers"  in the SAI.  The Board will also  consider  the following factors, among others, in making its determination:

o     whether any  Members  have  requested  to tender  Interests  or portions thereof to the Fund;

o     the liquidity of the Fund's assets;

o     the investment plans and working capital requirements of the Fund;

o     the relative economies of scale with respect to the size of the Fund;

o     ;the history of the Fund in repurchasing Interests or portions thereof;

o     the economic condition of the securities markets; and

o     the  anticipated  tax  consequences  of  any  proposed   repurchases  of
               Interests or portions thereof.

            The Board will  determine  that the Fund  repurchase  Interests or portions  thereof from Members  pursuant to written  tenders only on terms the
Board  determines  to be  fair  to  the  Fund  and  Members.  When  the  Board determines  that the Fund will make a repurchase  offer,  notice of that offer will be  provided  to each  Member  describing  the  terms of the  offer,  and containing  information  that Members should  consider in deciding  whether to tender  Interests for repurchase.  Members who are deciding  whether to tender their Interests or portions  thereof during the period that a repurchase offer is open may ascertain the  estimated net asset value of their  Interests  from the Adviser during the period the offer remains open.

            When  Interests  are   repurchased  by  the  Fund,   Members  will
generally receive cash  distributions  equal to the value of the Interests (or
portion  of  the  Interest)   repurchased,   less  the   redemption   fee,  if
applicable.  However,  in the sole  discretion  of the Fund,  the  proceeds of
repurchases  of  Interests  may  be  paid  by  the  in-kind   distribution  of
securities  held by the Fund, or partly in cash and partly  in-kind.  The Fund
does  not  expect  to  distribute   securities   in-kind   except  in  unusual
circumstances,  such as in the  unlikely  event  that the  Fund  does not have sufficient  cash to pay for Interests that are repurchased or if making a cash payment  would result in a material  adverse  effect on the Fund or on Members not tendering  Interests for  repurchase.  See "Risk  Factors--General  Risks."
Repurchases  will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from Members.

            A Member that tenders its entire  Interest will  generally  have a taxable  event  when  the  Interest  is  repurchased.  Gain,  if any,  will be recognized  by a  tendering  Member  only  as and  after  the  total  proceeds received  by  the  Member  exceed  the  Member's  adjusted  tax  basis  in the
Interest.  A loss,  if any,  will be  recognized  only  after the  Member  has received  full  payment  under the  promissory  note that will be given to the
Member prior to the Fund's payment of the repurchase amount.

REPURCHASE PROCEDURES

            Due  to   liquidity   restraints   associated   with  the   Fund's
investments  in Portfolio  Funds and the fact that the Fund may have to effect withdrawals  from those funds to pay for Interests  being  repurchased,  it is presently expected that, under the procedures  applicable to the repurchase of
Interests,  Interests  will  be  valued  for  purposes  of  determining  their repurchase price as of a date  approximately one month after the date by which
Members must submit a repurchase  request (the "Valuation  Date") and that the
Fund  will  generally  pay the  value of the  Interests  or  portions  thereof repurchased  (or as discussed  below,  95% of such value if a Member's  entire
Interest is  repurchased)  approximately  one month after the Valuation  Date.
The  amount  that a Member may  expect to  receive  on the  repurchase  of the
Member's  Interest  (or  portion  thereof)  will be the value of the  Member's capital  account (or portion  thereof  being  repurchased)  determined  on the
Valuation  Date and based on the net asset  value of the  Fund's  assets as of that date,  after giving effect to all  allocations to be made as of that date to the Member's capital account,  including any Incentive Allocation, and less the redemption  fee, if applicable.  This amount will be subject to adjustment upon  completion of the annual audit of the Fund's  financial  statements  for the fiscal  year in which the  repurchase  is  effected  (which it is expected will be completed  within 60 days after the end of each fiscal  year).  If the entire  Interest  of a Member is  repurchased,  the  Member  will  receive  an initial  payment equal to 95% of the  estimated  value of the Interest and the balance due will be  determined  and paid  promptly  after  completion  of the
Fund's audit and be subject to audit adjustment.

            Under these  procedures,  Members  will have to decide  whether to tender their  Interests for  repurchase  without the benefit of having current information  regarding  value  of  Interests  as of a  date  proximate  to the
Valuation  Date.  In  addition,  there  will be a  substantial  period of time between the date as of which  Members must tender  Interests and the date they can expect to receive  payment  for their  Interests  from the Fund.  However, promptly after the expiration of a repurchase  offer,  Members whose Interests
are   accepted   for   repurchase   will  be   given   non-interest   bearing,
non-transferable   promissory  notes  by  the  Fund  representing  the  Fund's
obligation  to  pay  for  repurchased  Interests.   Payments  for  repurchased
Interests may be delayed under  circumstances where the Fund has determined to redeem  its  interests  in  Portfolio  Funds to make  such  payments,  but has experienced delays in receiving payments from the Portfolio Funds.

            A  Member  who  tenders  for  repurchase  only  a  portion  of the
Member's  Interest  will be  required to  maintain a capital  account  balance of $50,000,  net of the amount of the Incentive Allocation, if any, that is to be debited  from the capital  account of the Member as of the  Valuation  Date with respect to the portion of the Interest  repurchased.  If a Member tenders a portion of an Interest and the  repurchase  of that portion  would cause the
Member's  capital  account  balance to fall below this required  minimum,  the
Fund  reserves the right to reduce the portion of the Interest to be purchased from the Member so that the required minimum balance is maintained.

            Repurchases  of  Interests  by the Fund  are  subject  to  certain regulatory requirements imposed by SEC rules.

MANDATORY REDEMPTION BY THE FUND

            The LLC  Agreement  provides  that the Fund may redeem an Interest
(or portion  thereof)  of a Member or any person  acquiring  an  Interest  (or portion  thereof)  from or  through  a  Member  under  certain  circumstances, including  if:  ownership  of the  Interest by the Member or other person will cause the Fund to be in violation of certain laws;  continued ownership of the
Interest  may  adversely  affect  the  Fund;  any of the  representations  and warranties  made  by a  Member  in  connection  with  the  acquisition  of the
Interest  was not true when made or has  ceased to be true;  or it would be in the best  interests  of the  Fund to  repurchase  the  Interest  or a  portion thereof.  Members whose  Interest,  or a portion  thereof,  is redeemed by the
Fund will not be  entitled  to a return of any  amount of sales  load that was charged in connection with the Member's purchase of the Interest.

CALCULATION OF NET ASSET VALUE

            The net asset  value of the Fund will be  computed as of the close of  business  on the  last  day of each  "fiscal  period"  (as  defined  under
"Capital  Accounts"  below).  The Fund's  net asset  value is the value of the
Fund's assets less its  liabilities.  In computing  net asset value,  the Fund will value  interests  in  Portfolio  Funds at their fair value in  accordance with  procedures  adopted by the Board,  which the Board has  determined  will ordinarily  be the values of those  interests as  determined  by the Portfolio
Managers of the Portfolio  Funds in accordance  with policies  established  by the  Portfolio  Funds.  Other  securities  and  assets of the Fund  (including securities and other  investments  held by Portfolio  Accounts) will be valued at market  value,  if market  quotations  are  readily  available,  or will be valued  at fair  value  as  determined  by in good  faith  by the  Board or in accordance  with  procedures  adopted by the Board.  Expenses  of the Fund and its  liabilities  (including  the  amount of any  borrowings)  are taken  into account for purposes of computing net asset value.

            Following the end of each month,  each Portfolio Fund provides the
Investment   Manager  with  a  valuation   report  of  the  Portfolio   Fund's
performance and capital balances as of that month-end.  From this information, the Investment  Manager  prepares a Fund Portfolio  asset value report,  which the  Investment  Manager  supplies to the PFPC,  Inc.  as the Fund's  Investor
Accounting  Services Agent for monthly ("Member") capital account  processing.
The  Investment   Manager  monitors  all  Portfolio  Funds  and  compares  the individual  monthly  results of each Portfolio Fund with that of other private hedge fund  managers  that use the same type of  investment  strategy.  In the unusual  circumstance where a Portfolio Fund's performance is not in line with its peer group,  the  Investment  Manager  will contact the  Portfolio  Fund's investment  manager and attempt to find a logical and  reasonable  explanation for the  disparity  in  returns.  Any  outlying  results,  either  positive or negative,  are followed up with the  Portfolio  Fund's  investment  manager to determine  the  cause  and to see  if  further  review  of  the  situation  is required.  If the Investment  Manager concludes that the information  provided by a Portfolio Fund does not represent the fair value of the Fund's  interests in the Portfolio Fund as of that  month-end,  the  Investment  Manager and the
Adviser will take appropriate steps to revise the valuation.

            As a general  matter,  the fair value of the Fund's  interest in a
Portfolio  Fund will  represent  the  amount  that the Fund  could  reasonably expect to receive from a Portfolio  Fund if the Fund's  interest were redeemed at the time of valuation,  based on  information  reasonably  available at the time the valuation is made and that the Fund  believes to be reliable.  In the unlikely event that a Portfolio Fund does not report a month-end  value to the
Fund on a  timely  basis,  the Fund  would  determine  the fair  value of such
Portfolio Fund based on the most recent value reported by the Portfolio  Fund, as well as any  other  relevant  information  available  at the  time the Fund values its portfolio.  Using the nomenclature of the hedge fund industry,  any values  reported as  "estimated"  or "final"  values will  reasonably  reflect market values of securities for which market  quotations are available or fair value as of the Fund's valuation date.

            Prospective  investors  should  be  aware  that  there  can  be no assurance  that the fair values of interests in Portfolio  Funds as determined under the  procedures  described  above will in all cases be  accurate  to the extent that the Fund,  the Board and the  Investment  Manager do not generally have access to all necessary  financial and other information  relating to the
Portfolio  Funds to  determine  independently  the net  asset  values of those funds.  The  Board's  results in  accurately  fair  valuing  securities  whose market  value is not readily  ascertainable  are subject to  inaccuracies  and that its valuation of portfolio  positions could have an adverse effect on the
Fund's net assets if its judgments  regarding  appropriate  valuations  should prove incorrect.

CAPITAL ACCOUNTS

GENERAL

            The  Fund  will  maintain  a  separate  capital  account  for each
Member,  which  will have an opening  balance  equal to the  Member's  initial contribution  to the capital of the Fund (i.e.,  the amount of the  investment less any  applicable  sales  load).  Each  Member's  capital  account  will be increased by the amount of any additional  contributions  by the Member to the capital  of the  Fund,  plus any  amounts  credited  to the  Member's  capital account as described below.  Similarly,  each Member's capital account will be reduced  by the  sum of  the  amount  of any  repurchase  by the  Fund  of the
Member's  Interest,  or portion thereof,  plus the amount of any distributions to the Member which are not  reinvested,  plus any amounts debited against the
Member's capital account as described below.

            Capital  accounts  of  Members  are  adjusted  as of the  close of business  on the last day of each fiscal  period.  A fiscal  period  begins on the day  after the last day of the  preceding  fiscal  period  and ends at the close of  business  on the  first to occur of (i) the last day of each  fiscal year (March 31), (ii) the last day of each taxable year  (December  31), (iii)
the day preceding the date as of which any  contribution to the capital of the
Fund is made,  (iv) any day as of which the Fund  repurchases any Interest (or portion  thereof)  of any  Member,  or (v) any day as of which  any  amount is credited to or debited  from the capital  account of any Member  other than an amount to be credited to or debited  from the capital  accounts of all Members in accordance  with their  respective  investment  percentages.  An investment percentage  will be determined  for each Member as of the start of each fiscal period by  dividing  the  balance of the  Member's  capital  account as of the commencement of the period by the sum of the balances of all capital  accounts of all Members as of that date.

            The  Special  Advisory  Account  is a capital  account in the Fund that  is  maintained  solely  for  the  purpose  of  receiving  the  Incentive
Allocation  and no other  allocations  of  profits,  losses or other items are made to or from such  account.  Any  balance in the Special  Advisory  Account will not be considered in determining the investment percentages of Members.

ALLOCATION OF NET PROFITS AND LOSSES; ALLOCATION OF OFFERING COSTS

            Net profits or net losses of the Fund for each fiscal  period will be allocated among and credited to or debited against the capital  accounts of
Members as of the last day of each fiscal period in  accordance  with Members'
respective  investment  percentages for the period.  Net profits or net losses will be  measured as the net change in the value of the net assets of the Fund
(including  any net  change in  unrealized  appreciation  or  depreciation  of investments  and  realized  income and gains or losses and  expenses  during a fiscal  period,  before  giving  effect  to any  repurchases  by the  Fund  of
Interests (or portions  thereof),  and excluding the amount of any items to be allocated  among the capital  accounts of the Members other than in accordance with the Members'  respective  investment  percentages.  As of the end of each
Allocation  Period,  any  Incentive  Allocation  to be made  from net  profits otherwise  allocable to a Member will be debited  from the capital  account of the Member and credited to the Special  Advisory  Account.  See "Management of
the  Fund--Incentive   Allocation."   Offering  costs  required  by  applicable
accounting  principles  to be  charged  to  capital  that are paid or  accrued during a fiscal period will be allocated  and charged to the capital  accounts
of  Members  pro  rata  in  accordance   with  their   respective   investment
percentages for the period.

            Allocations  for Federal  income tax  purposes  generally  will be made among Members so as to reflect  equitably  amounts credited or debited to each Member's  capital account for the current and prior taxable years.  Under the LLC  Agreement,  the Adviser has the  discretion to allocate  specially an amount of the Fund's capital  gains,  including  short-term  capital gain, for
Federal  income tax  purposes to the Special  Advisory  Member and to a Member that withdraws from the Fund (a "Withdrawing  Member"),  in either case to the extent that the capital account balance of the Special  Advisory Member or the
Withdrawing  Member exceeds the Federal  income tax basis in their  respective
Interests.

ALLOCATION OF SPECIAL ITEMS

            Withholding  taxes or other tax  obligations  incurred by the Fund which are  attributable  to any Member  will be debited  against  the  capital account of that Member as of the close of the fiscal  period  during which the
Fund paid those obligations,  and any amounts then or thereafter distributable to the Member will be reduced by the amount of those  taxes.  If the amount of those taxes is greater  than the  distributable  amounts,  then the Member and any  successor to the Member's  Interest is required to pay upon demand to the
Fund,  as a  contribution  to the  capital  of the  Fund,  the  amount  of the excess.

            Generally,  any  expenditures  payable by the Fund,  to the extent paid or  withheld  on behalf  of, or by  reason  of  particular  circumstances applicable  to,  one or  more,  but  fewer  than all of the  Members,  will be charged to only those  Members on whose  behalf the payments are made or whose particular  circumstances  gave rise to the  payments.  These  charges will be debited to the capital  accounts of the applicable  Members as of the close of the fiscal period during which the items were paid or accrued by the Fund.

RESERVES

            Appropriate  reserves may be created,  accrued and charged against net assets and  proportionately  against the  capital  accounts of the Members for contingent  liabilities as of the date the contingent  liabilities  become known to the Fund.  Reserves  will be in such amounts  (subject to increase or reduction)  which the Fund may deem  necessary or  appropriate.  The amount of any reserve (or any  increase or  decrease  therein)  will be  proportionately charged or credited, as appropriate,  to the capital accounts of those Members who are  Members  at the time  when  the  reserve  is  created,  increased  or decreased, as the case may be; provided,  however, that if the reserve (or any
                               --------   -------
increase  or  decrease  therein)  exceeds  the lesser of $500,000 or 1% of the aggregate  value of the capital  accounts of all those Members,  the amount of the reserve,  increase,  or decrease  shall  instead be charged or credited to those  Members who were Members at the time, as determined by the Fund, of the act or omission giving rise to the contingent  liability for which the reserve was  established,  increased  or  decreased  in  proportion  to their  capital accounts at that time.

VOTING
            Each  Member  will have the right to cast a number of votes  based on the value of the  Member's  capital  account  relative  to the value of the capital  accounts of all Member at any meeting of Members  called by the Board or  investors  holding  at  least a  majority  of the  total  number  of votes eligible to be cast by all  Members.  Members  will be entitled to vote on any matter on which  shareholders of a registered  investment company organized as a corporation  would be entitled to vote,  including the election of Managers, the  approval  of the  Advisory  Agreement  and  the  approval  of the  Fund's independent  auditors,  in each case to the extent that voting by shareholders is required by the  Investment  Company Act.  Except for the exercise of their voting  rights,  Members will not be entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

TAXES

            The  following  is a summary  of  certain  aspects  of the  income taxation  of  the  Fund  and  its  Members  that  should  be  considered  by a prospective  Member.  The Fund  has not  sought  a  ruling  from the  Internal
Revenue  Service (the  "Service") or any other Federal,  state or local agency with respect to any of the tax issues  affecting the Fund, nor has it obtained an opinion of counsel  with  respect to any Federal tax issues  other than the characterization of the Fund as a partnership for Federal income tax purposes.

            This  summary  of  certain  aspects  of  the  Federal  income  tax treatment  of the Fund is based upon the  Internal  Revenue  Code of 1986,  as
amended  (the  "Code"),   judicial   decisions,   Treasury   Regulations  (the
"Regulations")  and rulings in existence on the date hereof,  all of which are subject  to  change.  This  summary  does not  discuss  the  impact of various proposals to amend the Code that could change certain of the tax  consequences of an  investment  in the Fund.  This summary also does not discuss all of the tax consequences  that may be relevant to a particular  investor or to certain investors  subject to special  treatment  under the  Federal  income tax laws, such as insurance companies.

            Prospective  Members should consult with their own tax advisers In order fully to understand  the Federal,  state,  local and foreign  income tax consequences of an investment in the Fund.

            In addition to the  particular  matters set forth in this section, tax-exempt  organizations  should  review  carefully  those  sections  of this prospectus  and the SAI  regarding  liquidity and other  financial  matters to ascertain  whether the investment  objectives of the Fund are consistent  with their overall  investment plans.  Prospective  tax-exempt  investors are urged to consult their own counsel regarding the acquisition of Interests.

Tax Treatment of Fund Operations
--------------------------------

            Classification  of the Fund.  The Fund has  received an opinion of
            ---------------------------
counsel  that  under the  provisions  of the Code and the  Regulations,  as in effect on the date of the  opinion,  as well as under the  relevant  authority
interpreting   the  Code  and  the   Regulations,   and  based  upon   certain
representations  of the Board,  the Fund will be treated as a partnership  for
Federal  income  tax  purposes  and  not  as  an  association   taxable  as  a
corporation.

            Under  Section 7704 of the Code,  "publicly  traded  partnerships"
are generally  treated as  corporations  for Federal  income tax  purposes.  A publicly  traded  partnership  is any  partnership  the interests in which are traded on an established  securities market or which are readily tradable on a secondary market (or the substantial  equivalent thereof).  Interests will not be traded on an  established  securities  market.  Regulations  concerning the
classification   of  partnerships  as  publicly   traded   partnerships   (the
"Section 7704   Regulations")   provide   certain  safe  harbors  under  which
interests  in a  partnership  will not be  considered  readily  tradable  on a secondary  market (or the substantial  equivalent  thereof).  The Fund may not be  eligible  for any of  those  safe  harbors.  In  particular,  it will  not qualify under the private  placement safe harbor set forth in the Section 7704
Regulations if the Fund has more than 100 Members.

            The Section 7704  Regulations  specifically  provide that the fact that a partnership  does not qualify for the safe harbors is  disregarded  for purposes  of  determining  whether  interests  in a  partnership  are  readily tradable  on a  secondary  market  (or the  substantial  equivalent  thereof).
Rather,  in this event the  partnership's  status is examined  under a general facts  and  circumstances  test set  forth in the  Section  7704  Regulations.
Counsel  also  has  rendered   its  opinion   that,   under  this  "facts  and
circumstances" test, and based upon the anticipated  operations of the Fund as well as the legislative  history to Section 7704, the text of the Section 7704
Regulations  and certain  representations  of the Fund,  Interests will not be readily  tradable  on  a  secondary  market  (or  the  substantial  equivalent thereof)  and,  therefore,  that the Fund will not be  treated  as a  publicly traded partnership taxable as a corporation.

            Neither of the opinions of counsel  described above,  however,  is binding on the  Service or the  courts.  If it were  determined  that the Fund should be treated as an association or a publicly traded  partnership  taxable as a corporation  for Federal income tax purposes (as a result of a successful challenge  to  such  opinions  by  the  Service,  changes  in  the  Code,  the
Regulations or judicial  interpretations thereof, a material adverse change in facts,  or  otherwise),  the  taxable  income of the Fund  would be subject to corporate  income  tax when  recognized  by the  Fund;  distributions  of such income,  other than in certain  redemptions of Interests,  would be treated as dividend  income when  received by the Members to the extent of the current or accumulated  earnings  and  profits  of the  Fund;  and  Members  would not be entitled to report profits or losses realized by the Fund.

            Unless   otherwise   indicated,   references   in  the   following
discussion of the tax consequences of Fund  investments,  activities,  income, gain and loss, include the direct  investments,  activities,  income, gain and loss of the Fund, and those  indirectly  attributable  to the Fund as a result of it being an investor in Portfolio Funds.

            As a  partnership,  the  Fund is not  itself  subject  to  Federal income tax. The Fund files an annual  partnership  information return with the
Service  which reports the results of  operations.  Each Member is required to report  separately  on its income tax  return  its  distributive  share of the
Fund's net  long-term  capital gain or loss,  net  short-term  capital gain or loss and all other items of ordinary  income or loss.  Each Member is taxed on its  distributive  share of the Fund's taxable  income and gain  regardless of whether it has received or will receive a  distribution  from the Fund.  For a more  detailed  discussion  of certain  aspects of the income  taxation of the
Fund and its  investments  under  Federal and state law, see "Tax  Aspects" in the SAI.

DISTRIBUTION ARRANGEMENTS

GENERAL

            The  Distributor  acts as the  distributor  of Interests on a best efforts  basis,  subject to  various  conditions,  pursuant  to the terms of a
General  Distributor's  Agreement entered into with the Fund. Interests may be purchased  through the  Distributor  or through  brokers or dealers  that have entered  into  selling  agreements  with  the  Distributor.  The  Fund  is not obligated  to sell to a broker  or  dealer  any  Interests  that have not been placed with  Qualified  Investors  that meet all  applicable  requirements  to invest in the Fund.  The  Distributor  maintains its principal  office at 6803
South  Tucson Way,  Centennial,  Colorado  80112,  and is an  affiliate of the
Adviser and the Investment Manager.

            Subsequent to the initial offering,  Interests will be offered and may be  purchased  on a  monthly  basis,  or at  such  other  times  as may be determined by the Board.

            Neither  the  Distributor  nor  any  other  broker  or  dealer  is obligated  to buy  from the Fund  any of the  Interests.  There is no  minimum aggregate  amount  of  Interests  required  to be  purchased  in  the  initial offering.  The  Distributor  does not  intend to make a market  in  Interests.
The Fund has  agreed to  indemnify  the  Distributor  and its  affiliates  and certain other persons against certain liabilities under the Securities Act.

PURCHASE TERMS

            Interests are being offered only to Qualified  Investors that meet all  requirements  to invest in the Fund.  The minimum  initial  investment in the  Fund  by an  investor  is  $50,000  (less  the  applicable  sales  load).
Subsequent  investments  must be at least  $5,000 (less the  applicable  sales load).  These  minimums  may be  modified  by the  Fund  from  time  to  time.
Interests  are being sold  subject to a sales load,  described on the cover of this prospectus.

            Under a Right of  Accumulation  that is available  only to Members who  notified  the Fund,  on or before May __,  2004,  about  their  desire to participate,  the amount of each  additional  investment in the Fund by such a
Member will be aggregated with the amount of the Member's  initial  investment and any other  additional  investments  in determining  the  applicable  sales load. The Right of Accumulation  also permits an investor's  investment in the
Fund to be combined with  investments  made by the investor's  spouse,  or for individual accounts (including IRAs and 403(b) Plans),  joint accounts of such persons,  and for trust or custodial  accounts on behalf of their children who are  minors.  A  fiduciary  can count  all  Interests  purchased  for a trust, estate or other  fiduciary  account  (including  one or more employee  benefit plans of the same employer) that has multiple  accounts.  The Distributor will add  the  value,  at the  current  offering  price,  of  Interests  previously purchased and currently  owned to the value of Interests  currently  purchased to determine  the sales load rate that  applies.  The reduced  sales load will apply only to current  purchases.  An investor  must request the reduced sales load when making an investment.

            In  addition,  the sales load may be waived in certain  cases with respect to purchases of Interests by certain  purchasers,  including:  persons affiliated  with the  Adviser  (or with its  affiliates);  brokers and dealers that use Interests in connection with  investment  products they offer or that sell  Interests to defined  contribution  plans for which the broker or dealer provides  administration  services;  and certain retirement plans and deferred compensation  plans.  For further  information,  see Appendix A of the SAI. To be eligible  to receive a waiver of the sales load or special  sales load rate applicable  under the right of  accumulation,  an  investor  must  advise  the
Distributor or the selling broker or dealer when making an investment.

            The full amount of the sales load is reallowed by the  Distributor to selling  brokers and dealers.  In addition,  the Distributor (or one of its affiliates) may pay from its own resources additional  compensation to brokers and  dealers of up to 1% of the value of  Interests  sold by such  brokers and dealers.  The maximum  underwriting  compensation  to be paid to  underwriters and related  persons in connect with the initial  offering of  Interests  will not  exceed  8%  of  the  initial  gross  proceeds  of  Interests  sold.  Such compensation  consists of the maximum sales load of 2.5% and the 1% additional compensation described above.

            Investor  funds  will  not  be  accepted  until  the  registration statement  to  which  this  prospectus  relates  is  declared  effective.  All investor  funds for the  initial  closing  of the sale of  Interests,  and for closings of  subsequent  offerings,  will be  deposited  in an escrow  account maintained by PFPC, as escrow agent,  at PNC Bank,  Delaware,  for the benefit of the  investors.  Funds held in the escrow  account  may be invested in high quality, short-term investments,  and any interest earned on the funds will be paid to  investors  on the date  Interests  are issued.  The full amount of an investment  is  payable  in  federal  funds,  which  must be  received  by the
Distributor not later than fourteen  calendar days prior to the beginning of a month  if  payment  is made  by  check  or four  business  days  prior  to the beginning of a month if payment is sent by wire or via NSCC.
            Before an investor may invest in the Fund, the  Distributor or the
investor's  sales   representative  will  require  a  certification  from  the investor  that it is a Qualified  Investor  and meets other  requirements  for investment,  and that the investor  will not  transfer its Interest  except in the  limited  circumstances  permitted  under the LLC  Agreement.  The form of investor  certification  that each investor will be asked to sign is contained in  Appendix  A of  this  prospectus.  An  investor's  certification  must  be received  by the  Distributor,  along  with its  payment as  described  above, otherwise an Investor's order will not be accepted.

            The LLC  Agreement is contained in Appendix B of this  prospectus.
Each new investor  will agree to be bound by all of its terms by executing the investor certification form.

GENERAL INFORMATION

            The Fund is  registered  under  the  Investment  Company  Act as a closed-end,  non-diversified  management  investment  company.  The  Fund  was formed as a limited  liability company under the laws of the State of Delaware on October 3, 2001.  The Fund's  address is Two World  Financial  Center,  225
Liberty Street,  11th Floor, New York, New York 10281-1008,  and its telephone number is (212) 323-0200.

                             Financial Highlights

The following represents the ratios to average members' capital and other supplemental information for the periods indicated:

                           Year ended March 31, 2004 Period from January 2,

2002
                                                     (commencement of
operations)

                                                     to March 31, 2003
Total return*              0.00**                    0.00%
Ratios to average members' capital:
Net investment loss        (0.00%)                   (0.00%)***
Expenses                   0.00%                     0.00%***
Portfolio turnover****     25%                       0%
Members' capital, end of period (000's) $00,000      $00,000

* Total return assumes a purchase of an interest in the Fund on the first day and a sale of that same interest on the last day of the period noted, after
Incentive Allocation to the Special Advisory Member, if any, and does not reflect the deduction of sales loads, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized.

** If the Member's measurement period for Incentive Allocation closed on
[date], total return would have been 0.00%.
*** Annualized.

**** Represents the lesser of purchases or sales of investments in Investment
Funds divided by the average value of investments in Investment Funds.

                                   APPENDIX A

                            INVESTOR CERTIFICATION

     I  hereby  certify  that  I  am:  (A)  a  natural   person,   who  either
individually  or  together  with my spouse  has a net worth* in excess of $1.5 million (the "Net Worth  Requirement");  (B) an  irrevocable  trust that meets the Net Worth  Requirement;  (C) a  revocable  trust and each  grantor  of the trust  meets  the Net  Worth  Requirement;  (D) an  employee  benefit  plan (a
"Plan") that meets the Net Worth Requirement;  (E) a participant-directed Plan and the person making the investment  meets the Net Worth  Requirement;  (F) a corporation,  partnership,  limited  liability  company or other  entity  that meets  the Net  Worth  Requirement  that is not  (i) a  registered  investment company,  (ii) an entity which is excluded  from the  definition of Investment
Company  under  Section  3(a) of the  Investment  Company Act of 1940 based on
Section 3(c)(1) because it is a non-publicly  offered entity whose  securities are  beneficially  owned by not more  than 100  persons,  or (iii) a  business development  company;  or (G) an entity  referred to in clause  F(i),  (ii) or
(iii) above,  not formed for the specific purpose of investing in the Fund and each  equity  owner  meets the Net Worth  Requirement.  I am not a  charitable remainder trust.

          I  understand  that it may be a  violation  of state and federal law for me to provide  this  certification  if I know that it is not true.  I have read the  prospectus  of the Fund,  including the investor  qualification  and investor  suitability  provisions  contained  therein.  I  understand  that an investment  in the Fund involves a  considerable  amount of risk and that some or all of the investment  may be lost. I understand  that an investment in the
Fund is suitable  only for investors  who can bear the risks  associated  with the limited  liquidity of the  investment  and should be viewed as a long-term investment.

          I  am  aware  of  the  Fund's   incentive   allocation  and  limited
provisions  for  transferability  and  withdrawal  and have carefully read and
understand  the  "Incentive  Allocation"  and  "Redemptions,   Repurchases  of
Interests and Transfers" provisions in the prospectus.

          I am NOT (A) a  non-resident  alien  or (B) a  foreign  corporation, foreign  partnership,  foreign  trust or foreign  estate  (as those  terms are defined in the Code) for purposes of U.S.  Federal  income  taxation.  I agree to notify the Fund  within 60 days of the date that I become a foreign  person or entity.  I further  certify that my name, U.S. tax  identification  number, home address (in the case of an individual) and business  address (in the case of an  entity),  as they  appear  in your  records,  are true and  correct.  I further  certify that I am NOT subject to backup  withholding  because  either
(1) I am exempt from backup  withholding,  (2) I have not been notified by the
Internal Revenue Service ("IRS") that I am subject to backup  withholding as a result of a failure to report all interest or  dividends,** or (3) the IRS has notified me that I am no longer  subject to backup  withholding.  I make these certifications  under  penalty  of  perjury  and  understand  that they may be disclosed  to the IRS by the Fund and that any false  statement  contained  in this paragraph could be punished by fine and/or imprisonment.

          If I am the fiduciary executing this Investor  Certificate on behalf of a Plan (the  "Fiduciary"),  I represent and warrant that I have  considered the  following  with  respect  to the Plan's  investment  in the Fund and have
determined  that,  in  review  of  such  considerations,   the  investment  is
consistent   with  the   Fiduciary's   responsibilities   under  the  Employee
Retirement  Income  Security  Act of  1974,  as  amended  ("ERISA"):  (i)  the fiduciary  investment  standards  under  ERISA in the  context  of the  Plan's particular  circumstances;  (ii) the  permissibility  of an  investment in the
Fund under the documents  governing the Plan and the Fiduciary;  and (iii) the risks  associated  with an  investment in the Fund and the fact that I will be unable  to  redeem  the  investment.  However,  the  Fund may  repurchase  the investment  at certain  times and under  certain  conditions  set forth in the prospectus.

          I  understand  that the Fund and its  affiliates  are relying on the certification  and agreements made herein in determining my qualification  and suitability  as an investor in the Fund. I understand  that an  investment  in the Fund is not  appropriate  for,  and may not be acquired by, any person who cannot make this certification, and agree to indemnify OppenheimerFunds,  Inc.
and its  affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

          By signing below,  I hereby  execute,  as a Member,  and agree to be bound by the terms of the Fund's  Limited  Liability  Company  Agreement  (the
"Agreement"),  including its Power of Attorney provisions,  a form of which is set forth in Appendix A to the  prospectus.  I have read the Agreement and, to the  extent I  believe  it  necessary,  have  consulted  with my tax and legal advisors and understand its terms.

* As used herein,  "net worth" means the excess of total assets at fair market value, including home, over total liabilities.  For the purpose of determining
"net worth," the principal  residence  owned by an individual  shall be valued at  either  (A)  cost,  including  the cost of  improvements,  net of  current encumbrances upon the property,  or (B) the appraised value of the property as determined by an institutional  lender,  net of current  encumbrances upon the property.

** The  Investor  must cross out item (2) if it has been  notified  by the IRS that it is currently  subject to backup  withholding  because it has failed to report all interest and dividends on its tax return.

INFORMATION AND SERVICES

For More Information About Oppenheimer Tremont Market Neutral Fund, LLC:

The following additional  information about the Fund is available without charge upon request:

STATEMENT  OF  ADDITIONAL   INFORMATION   This  document   includes   additional
information about the Fund's investment policies,  risks, and operations.  It is incorporated by reference into this  Prospectus  (which means it is legally part of this Prospectus).

ANNUAL  AND  SEMI-ANNUAL   REPORTS  Additional   information  about  the  Fund's
investments  and  performance is available in the Fund's Annual and  Semi-Annual
Reports to shareholders.

How to Get  More  Information:  You can  request  the  Statement  of  Additional
Information,  the Annual and  Semi-Annual  Reports,  the notice  explaining  the
Fund's privacy policy and other information about the Fund or your account:

By Telephone:                   Call OppenheimerFunds Services toll-free:
                                1.800.858.9826
----------------------------------------------------------------------------
----------------------------------------------------------------------------
By Mail:                      Write to:
                              OppenheimerFunds Services
                              P.O. Box 5270
                              Denver, Colorado 80217-5270
----------------------------------------------------------------------------
----------------------------------------------------------------------------
On the Internet:              You can send us a request by e-mail or
                              read or down-load documents on the
                              OppenheimerFunds website:
                              www.oppenheimerfunds.com
                              ------------------------
----------------------------------------------------------------------------

Information  about the Fund including the Statement of Additional  Information can be reviewed and copied at the SEC's Public  Reference  Room in Washington,
D.C.  Information  on  the  operation  of the  Public  Reference  Room  may be obtained by calling the SEC at  1.202.942.8090.  Reports and other information about the Fund are  available  on the  EDGAR  database  on the SEC's  Internet website at www.sec.gov.  Copies may be obtained after payment of a duplicating
           -----------
fee by electronic request at the SEC's e-mail address:  publicinfo@sec.gov  or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

No one has been authorized to provide any information about the Fund or to make any representations about the Fund other than what is contained in this
Prospectus. This Prospectus is not an offer to sell shares of the Fund, nor a solicitation of an offer to buy shares of the Fund, to any person in any state or other jurisdiction where it is unlawful to make such an offer.

The Fund's shares are distributed by:     [logo] OppenheimerFunds
Distributor, Inc.

The Fund's SEC File No. is 811-10537
PR0371.001.0704  Printed on recycled paper.

                           Oppenheimer Tremont Market
                                Neutral Fund, LLC

                                  July 30, 2004

                             STATEMENT OF ADDITIONAL
                                   INFORMATION

                           Two World Financial Center
                            225 Liberty Street, 11th
                                      Floor
                               New York, New York
                                   10281-1008
                                 (212) 323-0200

                            toll-free (800) 858-9826

     This Statement of Additional Information ("SAI") is not a prospectus.  This
SAI  relates  to and  should  be read in  conjunction  with  the  prospectus  of
Oppenheimer Tremont Market Neutral Fund, LLC (the "Fund"),  dated July 30, 2004.
A copy of the prospectus may be obtained by contacting the Fund at the telephone numbers or address set forth above.

     This SAI is not an offer to sell these  securities and is not soliciting an offer to buy  these  securities  in any  state  where  the  offer or sale is not permitted.

     TABLE OF CONTENTS                                                   PAGE

                      INVESTMENT POLICIES AND PRACTICES
            The investment  objective and principal  investment  strategies of the  Fund,  as  well  as  the  principal  risks  associated  with  the  Fund's investment  strategies,  are set forth in the prospectus.  Certain  additional investment information is set forth below.

FUNDAMENTAL POLICIES

            The Fund's stated fundamental policies,  which may only be changed by the affirmative vote of a majority of the outstanding  voting securities of the  Fund  ("Interests"),  are  listed  below.  Within  the  limits  of  these fundamental  policies,  the Fund's  management has reserved freedom of action.
As defined by the Investment  Company Act of 1940, as amended (the "Investment
Company Act"),  the vote of a "majority of the outstanding  voting  securities
of  the  Fund"   means  the  vote,   at  an  annual  or  special   meeting  of
securityholders  duly  called,  (a) of 67% or  more of the  voting  securities present at such  meeting,  if the holders of more than 50% of the  outstanding voting  securities of the Fund are present or represented by proxy;  or (b) of more than 50% of the outstanding  voting securities of the Fund,  whichever is less.  The Fund may not:

Issue senior  securities,  except to the extent permitted by Section 18 of the
Investment  Company Act or as otherwise  permitted by the Securities  Exchange
Commission (the "SEC").

Borrow money,  except to the extent  permitted by Section 18 of the Investment
Company Act or as otherwise permitted by the SEC.

Underwrite  securities  of other  issuers,  except  insofar as the Fund may be deemed an  underwriter  under  the  Securities  Act of 1933,  as  amended,  in connection with the disposition of its portfolio securities.

Make  loans,  except  through  purchasing  fixed-income  securities,   lending
portfolio  securities,  or entering  into  repurchase  agreements  in a manner consistent  with the Fund's  investment  policies  or as  otherwise  permitted under the Investment Company Act.

Purchase,  hold or deal in real  estate,  except  that the Fund may  invest in securities  that are  secured  by real  estate,  or issued by  companies  that invest or deal in real estate or real estate investment trusts.

Invest  in  commodities  or  commodity  contracts,  except  that  the Fund may purchase and sell non-U.S.  currency,  options, futures and forward contracts, including those related to indexes, and options on indexes.

Invest 25% or more of the value of its total assets in the  securities  (other than U.S.  Government  securities) of issuers  engaged in any single  industry or group of related industries;  provided,  however, that the Fund will invest
25% or more of the value of its total  assets in  Portfolio  Funds that pursue market neutral investment  strategies (except temporarily during any period of
adverse  market  conditions   affecting   Portfolio  Funds  that  pursue  such
strategies),  but will not invest 25% or more of the value of its total assets in Portfolio  Funds that,  in the  aggregate,  have  investment  programs that focus on investing in any single industry or group of related industries.

            With respect to these  investment  restrictions and other policies described  in this  SAI or the  prospectus  (except  the  Fund's  policies  on
borrowings  and  senior   securities   set  forth  above),   if  a  percentage
restriction  is  adhered to at the time of an  investment  or  transaction,  a later  change  in  percentage  resulting  from  a  change  in  the  values  of investments or the value of the Fund's total assets,  unless otherwise stated, will not  constitute a violation  of such  restriction  or policy.  The Fund's investment  policies  and  restrictions  do not  apply to the  activities  and transactions  of  investment  funds in which assets of the Fund are  invested, but will  apply to  investments  made by the Fund (or any  account  consisting solely of Fund assets).

            The Fund's  investment  objective  is  fundamental  and may not be changed  without the vote of a majority (as defined by the Investment  Company
Act) of the Fund's outstanding voting securities.

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

            As discussed in the prospectus,  the Fund will invest primarily in private  investment funds ("Portfolio  Funds") that are managed by alternative asset managers  ("Portfolio  Managers") that employ market neutral  investment strategies.  The Fund may also on  occasion  retain  a  Portfolio  Manager  to manage a designated  segment of the Fund's assets (a  "Portfolio  Account") in
accordance  with  the  Portfolio  Manager's  investment  program.   Additional
information  regarding the types of securities  and financial  instruments  in which  Portfolio  Managers  may  invest  the  assets  of  Portfolio  Funds and
Portfolio Accounts,  and certain of the investment techniques that may be used by Portfolio Managers, is set forth below.

EQUITY SECURITIES

            The  investment   portfolios  of  Portfolio  Funds  and  Portfolio
Accounts  will include long and short  positions in common  stocks,  preferred stocks and convertible  securities of U.S. and foreign  issuers.  The value of equity  securities  depends on business,  economic and other factors affecting those issuers.  Equity securities  fluctuate in value,  often based on factors unrelated to the value of the issuer of the securities,  and such fluctuations can be pronounced.

            Portfolio  Managers  may  generally  invest  Portfolio  Funds  and
Portfolio   Accounts  in  equity   securities   without   restriction.   These
investments  may include  securities  issued by  companies  having  relatively small market  capitalization,  including "micro cap" companies.  The prices of the  securities of smaller  companies may be subject to more abrupt or erratic market  movements  than larger,  more  established  companies,  because  these securities  typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.  These  securities are also subject to other risks that are less  prominent in the case of the  securities of larger companies.

FIXED-INCOME SECURITIES

            Portfolio Funds and Portfolio  Accounts may invest in fixed-income securities.  A Portfolio  Manager will invest in these  securities  when their yield and  potential  for capital  appreciation  are  considered  sufficiently attractive and also may invest in these securities for defensive  purposes and to  maintain  liquidity.  Fixed-income  securities  include  bonds,  notes and debentures  issued by U.S. and foreign  corporations  and  governments.  These securities  may pay fixed,  variable or floating  rates of  interest,  and may include zero coupon  obligations.  Fixed-income  securities are subject to the risk of the issuer's  inability to meet principal and interest payments on its obligations  (i.e.,  credit  risk)  and  are  subject  to the  risk  of  price
volatility  due  to  such  factors  as  interest  rate   sensitivity,   market
perception of the  creditworthiness  or financial  condition of the issuer and general market liquidity (i.e.,  market risk).  Certain portfolio  securities, such as those with interest rates that fluctuate  directly or indirectly based on  multiples  of a stated  index,  are  designed  to be highly  sensitive  to changes in interest  rates and can subject the holders  thereof to significant reductions of yield and possible loss of principal.

            Portfolio  Funds  and  Portfolio   Accounts  may  invest  in  both
investment   grade  and   non-investment   grade  debt  securities   (commonly
referred  to  as  "junk  bonds").   Investment   grade  debt   securities  are
securities   that  have  received  a  rating  from  at  least  one  nationally recognized  statistical rating  organization (a "Rating Agency") in one of the four highest rating  categories  or, if not rated by any Rating  Agency,  have been determined by a Portfolio Manager to be of comparable quality.

            A  Portfolio   Fund's  or  Portfolio   Account's   investments  in
non-investment grade debt securities,  including  convertible debt securities, are considered by the Rating  Agencies to be  predominantly  speculative  with respect  to  the  issuer's  capacity  to pay  interest  and  repay  principal.
Non-investment  grade securities in the lowest rating categories may involve a substantial  risk  of  default  or  may  be in  default.  Adverse  changes  in economic  conditions or developments  regarding the individual issuer are more likely to cause  price  volatility  and weaken the  capacity of the issuers of non-investment  grade securities to make principal and interest  payments than is the case for higher grade  securities.  In  addition,  the market for lower grade  securities  may be thinner  and less  liquid than the market for higher grade securities.

NON-U.S. SECURITIES

            Portfolio  Funds and  Portfolio  Accounts may invest in equity and fixed-income  securities of non-U.S.  issuers and in depositary receipts, such as American  Depositary  Receipts ("ADRs"),  that represent indirect interests in  securities of non-U.S.  issuers.  Non-U.S.  securities in which  Portfolio
Funds and Portfolio  Accounts may invest may be listed on non-U.S.  securities exchanges or traded in non-U.S.  over-the-counter  markets or may be purchased in private  placements  and not be publicly  traded.  Investments  in non-U.S.
securities  are affected by risk factors  generally  not thought to be present
in  the  U.S.  These  factors  are  listed  in  the  prospectus   under  "Risk
Factors--Non-U.S. Investments."

            As a general matter,  Portfolio  Funds and Portfolio  Accounts are not required to hedge against non-U.S.  currency risks,  including the risk of changing  currency  exchange  rates,  which could reduce the value of non-U.S.
currency  denominated  portfolio  securities  irrespective  of the  underlying investment.  However,  from  time to  time,  a  Portfolio  Fund  or  Portfolio
Account  may  enter  into  forward  currency  exchange   contracts   ("forward
contracts")  for  hedging  purposes  and  non-hedging  purposes  to pursue its
investment  objective.   Forward  contracts  are  transactions  involving  the
Portfolio  Fund's or  Portfolio  Account's  obligation  to  purchase or sell a specific  currency at a future date at a specified  price.  Forward  contracts may be used by the Portfolio  Fund or Portfolio  Account for hedging  purposes to  protect  against  uncertainty  in the  level of future  non-U.S.  currency exchange  rates,  such  as  when  the  Portfolio  Fund  or  Portfolio  Account anticipates  purchasing or selling a non-U.S.  security.  This technique would allow the  Portfolio  Fund or Portfolio  Account to "lock in" the U.S.  dollar price  of the  security.  Forward  contracts  also may be used to  attempt  to protect the value of the  Portfolio  Fund's or  Portfolio  Account's  existing
holdings   of  non-U.S.   securities.   There  may  be,   however,   imperfect
correlation  between the  Portfolio  Fund's or  Portfolio  Account's  non-U.S.
securities  holdings  and the forward  contracts  entered into with respect to such holdings.  Forward  contracts also may be used for  non-hedging  purposes to pursue the Fund's or a Portfolio Fund's investment objective,  such as when a Portfolio  Manager  anticipates  that  particular  non-U.S.  currencies will appreciate or depreciate in value, even though securities  denominated in such currencies  are not then held in the  Fund's or  Portfolio  Fund's  investment portfolio.

            ADRs involve  substantially  the same risks as investing  directly in  securities  of non-U.S.  issuers,  as discussed  above.  ADRs are receipts typically  issued  by a U.S.  bank or trust  company  that  show  evidence  of
underlying   securities   issued  by  a  non-U.S.   corporation.   Issuers  of
unsponsored  Depository  Receipts  are  not  obligated  to  disclose  material
information  in  the  United  States,   and  therefore,   there  may  be  less
information available regarding such issuers.

MONEY MARKET INSTRUMENTS

            The  Fund,  Portfolio  Funds and  Portfolio  Accounts  may  invest during  periods  of  adverse  market  or  economic  conditions  for  defensive purposes some or all of their assets in high quality money market  instruments and other  short-term  obligations,  money market  mutual funds or  repurchase agreements with banks or  broker-dealers  or may hold cash or cash equivalents in such  amounts as  Tremont,  the Fund's  investment  manager,  or  Portfolio
Managers  deem  appropriate  under the  circumstances.  The Fund or  Portfolio
Funds also may invest in these  instruments  for  liquidity  purposes  pending allocation  of their  respective  offering  proceeds and other  circumstances.
Money  market   instruments   are  high   quality,   short-term   fixed-income
obligations,  which  generally have remaining  maturities of one year or less, and may include U.S. Government Securities,  commercial paper, certificates of deposit and bankers'  acceptances issued by domestic branches of United States banks that are  members of the  Federal  Deposit  Insurance  Corporation,  and
repurchase agreements.

REPURCHASE AGREEMENTS
            Repurchase  agreements  are  agreements  under  which the Fund,  a
Portfolio Fund or Portfolio Account  purchases  securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities  dealer that agrees to repurchase  the  securities  from the Company at a higher price on a  designated  future  date.  If the seller  under a  repurchase  agreement becomes  insolvent or otherwise fails to repurchase the securities,  the Fund,
Portfolio  Fund or  Portfolio  Account  would  have  the  right  to  sell  the securities.  This  right,  however,  may be  restricted,  or the  value of the securities may decline  before the securities can be liquidated.  In the event of the  commencement of bankruptcy or insolvency  proceedings  with respect to the seller of the securities  before the repurchase of the securities  under a repurchase  agreement is accomplished,  the Fund,  Portfolio Fund or Portfolio
Account  might  encounter a delay and incur costs,  including a decline in the
value  of  the   securities,   before  being  able  to  sell  the  securities.
Repurchase   agreements  that  are  subject  to  foreign  law  may  not  enjoy protections  comparable  to those  provided to certain  repurchase  agreements under U.S.  bankruptcy law, and they therefore may involve greater risks.  The
Fund has adopted specific  policies  designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

            Reverse repurchase  agreements involve the sale of a security to a bank or securities  dealer and the  simultaneous  agreement to repurchase  the security  for a fixed  price,  reflecting  a  market  rate of  interest,  on a specific  date.  These  transactions  involve a risk that the other party to a reverse  repurchase  agreement  will be unable or  unwilling  to complete  the transaction  as scheduled,  which may result in losses to a Portfolio  Fund or
Portfolio  Account.  Reverse  repurchase  agreements  are a form  of  leverage which also may  increase  the  volatility  of a Portfolio  Fund's or Portfolio
Account's investment portfolio.

SPECIAL INVESTMENT TECHNIQUES

            Portfolio  Funds  and  Portfolio  Accounts  may use a  variety  of special  investment  techniques  as more  fully  discussed  below  to  hedge a portion of their investment  portfolios against various risks or other factors that  generally  affect  the  values  of  securities.  They may also use these techniques for non-hedging  purposes in pursuing their investment  objectives.
These  techniques  may  involve  the  use  of  derivative  transactions.   The
techniques  Portfolio Funds and Portfolio  Accounts may employ may change over time as new  instruments  and  techniques  are  introduced  or as a result  of regulatory  developments.  Certain of the special  investment  techniques that
Portfolio  Funds or Portfolio  Accounts may use are  speculative and involve a high degree of risk,  particularly when used for non-hedging  purposes.  It is possible that any hedging  transaction may not perform as anticipated and that a Portfolio  Fund or  Portfolio  Account may suffer  losses as a result of its hedging activities.

            DERIVATIVES.  Portfolio  Funds and  Portfolio  Accounts may engage in transactions  involving  options,  futures and other  derivative  financial instruments.  Derivatives  can be  volatile  and  involve  various  types  and degrees  of  risk,  depending  upon  the  characteristics  of  the  particular derivative and the portfolio as a whole.  Derivatives  permit  Portfolio Funds and  Portfolio  Accounts to increase or decrease the level of risk,  or change the character of the risk, to which their  portfolios  are exposed in much the same way as they can  increase  or decrease  the level of risk,  or change the character of the risk, of their  portfolios by making  investments in specific securities.

            Derivatives may entail investment  exposures that are greater than their cost would  suggest,  meaning  that a small  investment  in  derivatives could  have a large  potential  impact  on a  Portfolio  Fund's  or  Portfolio
Account's performance.

            If a Portfolio  Fund or Portfolio  Account  invests in derivatives
at  inopportune   times  or  judges  market   conditions   incorrectly,   such
investments may lower the Portfolio  Fund's or Portfolio  Account's  return or
result  in  a  loss.  A  Portfolio  Fund  or  Portfolio   Account  also  could
experience  losses if its  derivatives  were poorly  correlated with its other investments,  or if the  Portfolio  Fund or  Portfolio  Account were unable to liquidate its position  because of an illiquid  secondary  market.  The market for many  derivatives  is,  or  suddenly  can  become,  illiquid.  Changes  in liquidity may result in significant,  rapid and  unpredictable  changes in the prices for derivatives.

            OPTIONS AND FUTURES.  The Portfolio  Managers may utilize  options and  futures  contracts.  They  also  may use  so-called  "synthetic"  options
(notional principal contracts with  characteristics of an OTC option) or other
derivative   instruments   written  by  broker-dealers  or  other  permissible
financial  intermediaries.  Such  transactions  may be effected on  securities exchanges,  in  the  over-the-counter  market,  or  negotiated  directly  with counterparties.  When such  transactions  are  purchased  over-the-counter  or negotiated  directly  with  counterparties,  a  Portfolio  Fund  or  Portfolio
Account  bears the risk that the  counterparty  will be unable or unwilling to perform its  obligations  under the option  contract.  Such  transactions  may also be illiquid and, in such cases, a Portfolio  Manager may have  difficulty
closing   out   its   position.   Over-the-counter   options   and   synthetic
transactions  purchased and sold by Portfolio Funds and Portfolio Accounts may include options on baskets of specific securities.

            The  Portfolio  Managers  may  purchase  call and put  options  on specific securities,  and may write and sell covered or uncovered call and put options  for  hedging  purposes  and  non-hedging  purposes  to  pursue  their investment  objectives.  A put option  gives the  purchaser  of the option the right to sell, and obligates the writer to buy, the  underlying  security at a stated  exercise  price at any time  prior to the  expiration  of the  option.
Similarly,  a call option gives the  purchaser of the option the right to buy, and  obligates  the  writer  to  sell,  the  underlying  security  at a stated
exercise  price at any time prior to the  expiration of the option.  A covered call  option  is a call  option  with  respect  to which a  Portfolio  Fund or
Portfolio  Account owns the  underlying  security.  The sale of such an option exposes a Portfolio  Fund or Portfolio  Account  during the term of the option to possible loss of  opportunity to realize  appreciation  in the market price of the  underlying  security  or to possible  continued  holding of a security that might  otherwise have been sold to protect  against  depreciation  in the market  price of the  security.  A covered  put  option is a put  option  with respect to which cash or liquid  securities  have been placed in a  segregated account on a Portfolio  Fund's or Portfolio  Account's books. The sale of such an option  exposes  the  seller  during the term of the option to a decline in price of the  underlying  security  while  also  depriving  the  seller of the opportunity  to invest the  segregated  assets.  Options sold by the Portfolio
Funds and Portfolio Accounts need not be covered.

            A  Portfolio  Fund or  Portfolio  Account may close out a position when writing  options by  purchasing  an option on the same  security with the same exercise price and  expiration  date as the option that it has previously written  on the  security.  The  Portfolio  Fund  or  Portfolio  Account  will realize a profit or loss if the amount  paid to  purchase an option is less or more, as the case may be, than the amount  received from the sale thereof.  To close out a position as a purchaser of an option,  a Portfolio  Manager  would ordinarily  effect  a  similar  "closing  sale  transaction,"  which  involves liquidating position by selling the option previously purchased,  although the
Portfolio  Manager could exercise the option should it deem it advantageous to do so.

            Synthetic  options  transactions  involve the use of two financial
instruments   that,   together,   have  the  economic  effect  of  an  options
transaction.  The risks of  synthetic  options  are  generally  similar to the risks  of  actual  options,  with  the  addition  of  increased  market  risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

            The use of  derivatives  that are  subject  to  regulation  by the
Commodity  Futures  Trading  Commission  (the "CFTC") by  Portfolio  Funds and
Portfolio  Accounts could cause the Fund to be a commodity  pool,  which would require the Fund to comply with certain rules of the CFTC.  However,  the Fund intends to conduct its  operations to avoid  regulation  as a commodity  pool.
If applicable  CFTC rules change,  such  percentage  limitations may change or different conditions may be applied to the Fund's use of certain derivatives.

            Portfolio  Funds and  Portfolio  Accounts  may enter into  futures contracts in U.S.  domestic markets or on exchanges located outside the United
States.  Foreign markets may offer  advantages  such as trading  opportunities or  arbitrage  possibilities  not  available  in the  United  States.  Foreign markets,  however,  may have greater risk potential than domestic markets. For example,  some  foreign  exchanges  are  principal  markets  so that no common clearing  facility  exists  and an  investor  may look only to the  broker for performance of the contract.  In addition,  any profits that might be realized in trading could be eliminated by adverse  changes in the exchange  rate, or a loss could be incurred as a result of those changes.  Transactions  on foreign exchanges may include both commodities which are traded on domestic  exchanges and those  which are not.  Unlike  trading on  domestic  commodity  exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

            Engaging in these transactions  involves risk of loss, which could adversely  affect the value of the  Fund's net  assets.  No  assurance  can be given that a liquid market will exist for any particular  futures  contract at any  particular  time.  Many futures  exchanges  and boards of trade limit the amount of  fluctuation  permitted in futures  contract  prices during a single trading day.  Once the daily limit has been reached in a particular  contract, no trades may be made that day at a price  beyond that limit or trading may be suspended  for  specified  periods  during the trading day.  Futures  contract prices  could  move to the limit for  several  consecutive  trading  days with little  or no  trading,  thereby  preventing  prompt  liquidation  of  futures positions and potentially  subjecting a Portfolio Fund or Portfolio Account to substantial losses.

            Successful   use  of  futures  also  is  subject  to  a  Portfolio
Manager's  ability to  correctly  predict  movements  in the  direction of the relevant  market,  and,  to the extent  the  transaction  is entered  into for hedging  purposes,  to  ascertain  the  appropriate  correlation  between  the transaction being hedged and the price movements of the futures contract.

            Some or all of the Portfolio  Managers may purchase and sell stock index futures  contracts for a Portfolio  Fund or Portfolio  Account.  A stock index  future  obligates  a  Portfolio  Fund or  Portfolio  Account  to pay or
receive  an amount of cash equal to a fixed  dollar  amount  specified  in the futures contract  multiplied by the difference between the settlement price of the  contract on the  contract's  last  trading day and the value of the index based on the stock prices of the  securities  that  comprise it at the opening of trading in those securities on the next business day.

            Some  or all of the  Portfolio  Managers  may  purchase  and  sell interest  rate futures  contracts for a Portfolio  Fund or Portfolio  Account.
An interest  rate future  obligates  represents  an  obligation to purchase or sell an amount of a  specific  debt  security  at a future  date at a specific price.

            Some  or all of the  Portfolio  Managers  may  purchase  and  sell currency  futures.  A currency  future  creates an  obligation  to purchase or sell an amount of a specific currency at a future date at a specific price.

            OPTIONS  ON  SECURITIES  INDEXES.  Some  or all  of the  Portfolio
Managers may purchase and sell for the Portfolio Funds and Portfolio  Accounts call and put options on stock indexes listed on national securities  exchanges or traded in the over-the-counter  market for hedging purposes and non-hedging purposes to pursue  their  investment  objectives.  A stock  index  fluctuates with  changes  in the  market  values of the  stocks  included  in the  index.
Accordingly,  successful  use by a  Portfolio  Manager  of  options  on  stock indexes  will  be  subject  to the  Portfolio  Manager's  ability  to  predict correctly  movements in the  direction  of the stock market  generally or of a particular  industry or market  segment.  This requires  different  skills and techniques than predicting changes in the price of individual stocks.

            WARRANTS AND RIGHTS.  Warrants  are  derivative  instruments  that permit,  but do not obligate,  the holder to subscribe for other securities or commodities.  Rights are  similar to  warrants,  but  normally  have a shorter duration  and  are  offered  or  distributed  to  shareholders  of a  company.
Warrants  and rights do not carry with them the right to  dividends  or voting rights  with  respect  to the  securities  that  they  entitle  the  holder to purchase,  and they do not  represent  any rights in the assets of the issuer.
As a result,  warrants  and rights may be  considered  more  speculative  than certain  other types of  equity-like  securities.  In addition,  the values of warrants  and  rights  do  not  necessarily  change  with  the  values  of the underlying  securities  or  commodities  and these  instruments  cease to have value if they are not exercised prior to their expiration dates.

            SWAP  AGREEMENTS.  The  Portfolio  Managers may enter into equity, interest rate,  index and currency rate swap agreements on behalf of Portfolio
Funds and  Portfolio  Accounts.  These  transactions  are  entered  into in an attempt to obtain a particular  return when it is  considered  desirable to do so,  possibly at a lower cost than if an  investment  was made directly in the
asset  that  yielded  the  desired  return.   Swap  agreements  are  two-party
contracts  entered  into  primarily  by  institutional  investors  for periods
ranging  from  a  few  weeks  to  more  than  a  year.   In  a  standard  swap
transaction,  two parties agree to exchange the returns (or  differentials  in rates of return)  earned or realized on particular  predetermined  investments or  instruments,  which may be  adjusted  for an  interest  factor.  The gross returns to be  exchanged  or  "swapped"  between  the  parties  are  generally calculated  with  respect  to a  "notional  amount,"  i.e.,  the  return on or increase in value of a  particular  dollar  amount  invested  at a  particular interest  rate,  in  a  particular  foreign  currency,  or  in a  "basket"  of securities  representing a particular index.  Forms of swap agreements include interest rate caps, under which, in return for a premium,  one party agrees to make  payments to the other to the extent  interest  rates  exceed a specified rate or "cap";  interest  rate floors,  under which,  in return for a premium, one party agrees to make  payments to the other to the extent  interest  rates fall below a specified  level or "floor";  and interest  rate  collars,  under which a party  sells a cap and  purchases  a floor or vice versa in an attempt to protect itself against  interest rate movements  exceeding given minimum or maximum levels.

            Most  swap  agreements   entered  into  by  a  Portfolio  Fund  or
Portfolio  Account would require the  calculation  of the  obligations  of the parties to the agreements on a "net basis."  Consequently,  a Portfolio Fund's or Portfolio  Account's current obligations (or rights) under a swap agreement generally  will be equal only to the net amount to be paid or  received  under the  agreement  based on the  relative  values of the  positions  held by each party to the agreement  (the "net  amount").  The risk of loss with respect to swaps is  limited  to the net  amount  of  interest  payments  that a party is contractually  obligated  to make.  If the other party to a swap  defaults,  a
Portfolio  Fund's or  Portfolio  Account's  risk of loss  consists  of the net amount of payments that it contractually is entitled to receive.

            To achieve  investment  returns  equivalent to those achieved by a
Portfolio  Manager  in whose  investment  vehicles  the Fund  could not invest directly,  perhaps because of its investment minimum or its unavailability for direct  investment,  the Fund may enter into swap  agreements  under which the
Fund may agree, on a net basis,  to pay a return based on a floating  interest rate,  such as  LIBOR,  and to  receive  the  total  return  of the  reference investment  vehicle  over a stated time  period.  The Fund may seek to achieve the same  investment  result  through the use of other  derivatives in similar circumstances.  The Federal income tax treatment of swap  agreements and other derivatives  used in the above manner is unclear.  The Fund does not currently intend to use swaps or other derivatives in this manner.

LENDING PORTFOLIO SECURITIES

            A Portfolio  Fund or Portfolio  Account may lend  securities  from its portfolio to brokers,  dealers and other financial institutions needing to borrow  securities to complete  certain  transactions.  The Portfolio  Fund or
Portfolio  Account  continues  to be entitled to payments in amounts  equal to
the  interest,   dividends  or  other  distributions  payable  on  the  loaned
securities   which  affords  the  Portfolio  Fund  or  Portfolio   Account  an
opportunity  to earn  interest  on the  amount  of the loan and on the  loaned securities'  collateral.  A Portfolio Fund or Portfolio Account generally will
receive  collateral   consisting  of  cash,  U.S.  Government   Securities  or
irrevocable  letters  of credit  which will be  maintained  at all times in an amount  equal to at  least  100% of the  current  market  value of the  loaned securities.  The Portfolio Fund or Portfolio  Account might experience risk of loss  if the  institution  with  which  it has  engaged  in a  portfolio  loan transaction  breaches  its  agreement  with the  Portfolio  Fund or  Portfolio
Account.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES

            To reduce the risk of changes in  securities  prices and  interest rates,  a Portfolio  Fund or Portfolio  Account may purchase  securities  on a forward  commitment,  when-issued  or  delayed  delivery  basis,  which  means delivery  and  payment  take  place a  number  of days  after  the date of the
commitment  to  purchase.   The  payment  obligation  and  the  interest  rate
receivable  with respect to such  purchases are fixed when the Portfolio  Fund or Portfolio  Account  enters into the  commitment,  but the Portfolio Fund or
Portfolio  Account does not make payment  until it receives  delivery from the
counterparty.   After  a  Portfolio  Fund  or  Portfolio  Account  commits  to purchase such securities,  but before delivery and settlement, it may sell the securities if it is deemed advisable.

            Securities  purchased on a forward  commitment or  when-issued  or delayed delivery basis are subject to changes in value,  generally changing in the same way, i.e.,  appreciating when interest rates decline and depreciating
when  interest  rates  rise,  based  upon  the  public's   perception  of  the
creditworthiness of the issuer and changes, real or anticipated,  in the level of interest  rates.  Securities  so purchased  may expose a Portfolio  Fund or
Portfolio  Account to risks  because  they may  experience  such  fluctuations prior to their actual  delivery.  Purchasing  securities on a  when-issued  or delayed  delivery  basis  can  involve  the  additional  risk  that the  yield available in the market when the delivery  takes place  actually may be higher than that  obtained in the  transaction  itself.  Purchasing  securities  on a forward  commitment,  when-issued  or delayed  delivery basis when a Portfolio
Fund or Portfolio  Account is fully or almost fully invested results in a form of leverage and may result in greater  potential  fluctuation  in the value of the net assets of a Portfolio Fund or Portfolio  Account.  In addition,  there is a risk that  securities  purchased  on a  when-issued  or delayed  delivery basis may not be  delivered  and that the  purchaser of  securities  sold by a
Portfolio  Fund or  Portfolio  Account  on a forward  basis will not honor its purchase  obligation.  In such cases, the Portfolio Fund or Portfolio  Account may incur a loss.

        REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF INTERESTS
REPURCHASE OFFERS

            As discussed in the  prospectus,  offers to  repurchase  Interests will be made by the Fund at such times and on such terms as may be  determined by the Board of Managers of the Fund (the "Board"),  in its sole discretion in accordance with the provisions of applicable  law. In determining  whether the
Fund should repurchase  Interests or portions thereof from Members pursuant to
written   tenders,   the   Board   will   consider   the   recommendation   of
OppenheimerFunds,  Inc.  ("OFI"),  the Fund's  investment  adviser.  The Board also will consider various factors,  including but not limited to those listed in the prospectus, in making its determinations.

            The  Board  will  cause  the  Fund to make  offers  to  repurchase
Interests or portions  thereof from Members  pursuant to written  tenders only on terms it  determines  to be fair to the Fund and to all  Members or persons holding  Interests  acquired from Members.  When the Board determines that the
Fund will repurchase  Interests or portions  thereof,  notice will be provided to each  Member  describing  the terms  thereof,  and  containing  information
Members  should  consider in deciding  whether and how to  participate in such repurchase  opportunity.  Members  who are  deciding  whether to tender  their
Interests or portions  thereof  during the period that a  repurchase  offer is open may  ascertain an estimated net asset value of their  Interests  from OFI during such period. If a repurchase offer is  oversubscribed  by Members,  the
Fund will  repurchase  only a pro rata  portion of the  Interests  tendered by each Member.

            As  discussed  in the  prospectus,  the Fund will  issue  notes to tendering  Members in connection  with the  repurchase of Interests.  Upon its acceptance of tendered Interests for repurchase,  the Fund will maintain daily on its  books  a  segregated  account  consisting  of (i)  cash,  (ii)  liquid securities or (iii)  interests in Portfolio  Funds that the Fund has requested be withdrawn (or any combination of the foregoing),  in an amount equal to the aggregate  estimated  unpaid  dollar amount of the notes issued by the Fund in connection with the repurchase offer.

            Payment  for  repurchased   Interests  may  require  the  Fund  to
liquidate  portfolio  holdings earlier than Tremont would otherwise  liquidate these holdings,  potentially  resulting in losses, and may increase the Fund's portfolio  turnover.  Tremont  intends  to  take  measures  (subject  to  such policies as may be  established  by the Board of Managers) to attempt to avoid or minimize  potential  losses and turnover  resulting  from the repurchase of
Interests.

MANDATORY REDEMPTIONS

            As noted in the  prospectus,  the Fund has the  right to redeem an
Interest  or portion of an  Interest  of a Member or any person  acquiring  an
Interest  or  portion   thereof  from  or  through  a  Member  under   certain
circumstances.  Such mandatory redemptions may be made if:

o.....an Interest or portion thereof has been  transferred or such an Interest or portion  thereof  has vested in any person by  operation  of law as the  result of the  death,  dissolution,  bankruptcy  or incompetency of a Member;

o     ownership  of an  Interest  by a Member or other  person  will cause the
               Fund to be in violation  of, or subject the Fund to  additional registration or regulation  under, the securities,  commodities or other laws of the U.S. or any other relevant jurisdiction;

o     continued  ownership  of such an Interest may be harmful or injurious to the business or  reputation  of the Fund or OFI, or may subject the Fund or any  Members  to an undue  risk of  adverse  tax or other fiscal consequences;

o     any  of  the   representations  and  warranties  made  by  a  Member  in
               connection  with the  acquisition  of an  Interest  or  portion thereof was not true when made or has ceased to be true; or

o     it would be in the best  interests  of the Fund to redeem an Interest or portion thereof.

TRANSFERS OF INTERESTS

            No person may become a  substituted  Member  without  the  written consent of the Board,  which  consent  may be  withheld  for any reason in its sole  and  absolute  discretion.  Interests  may be  transferred  only  (i) by operation of law pursuant to the death, bankruptcy,  insolvency or dissolution of a Member  or (ii)  with the  written  consent  of the  Board,  which may be withheld in its sole  discretion  and is  expected  to be granted,  if at all, only under  extenuating  circumstances.  Without  limiting the foregoing,  the
Board  generally  will not consent to transfer  unless the transfer is (i) one in which  the tax basis of the  Interest  in the  hands of the  transferee  is determined,  in whole or in part,  by  reference to its tax basis in the hands
of  the  transferor  (e.g.,   certain  transfers  to  affiliates,   gifts  and
contributions  to  family  partnerships),  (ii)  to  members  of the  Member's immediate family (brothers,  sisters,  spouse, parents and children), or (iii)
a distribution  from a qualified  retirement plan or an individual  retirement account.  The Board may permit other pledges,  transfers or assignments  under such other  circumstances and conditions as it, in its sole discretion,  deems appropriate;  provided,  however,  that prior to any such pledge,  transfer or
              --------   -------
assignment,  the Board shall  consult  with counsel to the Fund to ensure that such pledge,  transfer or assignment  will not cause the Fund to be treated as a "publicly traded partnership"  taxable as a corporation.  Notice to the Fund of any proposed  transfer must include evidence  satisfactory to the Fund that the  proposed  transferee  meets  any  requirements  imposed  by the Fund with respect to Member  eligibility and suitability.  In addition to the foregoing, no Member will be permitted to transfer an Interest or portion  thereof unless after such transfer the balance of the capital account of the transferee,  and of the Member  transferring  the Interest if the transfer  involves  less than
its  entire  Interest,   is  at  least  equal  to  Fund's  minimum  investment
requirement.

            Any transferee  meeting the Fund's  eligibility  requirements that acquires  an Interest or portion  thereof in the Fund by  operation  of law as the result of the death,  dissolution,  bankruptcy or incompetency of a Member or otherwise,  will be entitled to the allocations and distributions allocable to the Interest so acquired and to transfer such  Interest in accordance  with the  terms  of the  Fund's  Limited  Liability  Company  Agreement  (the  "LLC
Agreement"),  but will not be entitled to the other rights of a Member  unless and until such transferee  becomes a substituted Member as provided in the LLC
Agreement.  If a Member  transfers  an  Interest or portion  thereof  with the approval of the Board,  the Fund will promptly  take all necessary  actions to admit such  transferee  or successor to the Fund as a Member.  Each Member and
transferee  is  required  to  pay  all  expenses,   including  attorneys'  and
accountants' fees,  incurred by the Fund in connection with such transfer.  If such a transferee does not meet the Member eligibility requirements,  the Fund reserves  the right to redeem its  Interest.  Any  transfer  of an Interest in violation of the LLC Agreement will not be permitted and will be void.

            The  LLC  Agreement  provides  that  each  Member  has  agreed  to indemnify  and hold harmless the Fund,  the  Managers,  OFI, each other Member and any  affiliate  of the  foregoing  against  all losses,  claims,  damages, liabilities,  costs and expenses,  including legal or other expenses  incurred in  investigating  or  defending  against any such  losses,  claims,  damages, liabilities,  costs and expenses or any  judgments,  fines and amounts paid in settlement,  joint or several,  to which such  persons  may become  subject by reason of or arising  from any  transfer  made by such Member in  violation of these  provisions or any  misrepresentation  made by such Member in connection with any such transfer.

                              BOARD OF MANAGERS
            The  Board  of  the  Fund  provides   broad   oversight  over  the
operations  and affairs of the Fund. It has overall  responsibility  to manage and control the  business  affairs of the Fund,  including  the  complete  and exclusive  authority to establish policies  regarding the management,  conduct and  operation of the Fund's  business.  The Board  exercises the same powers, authority  and  responsibilities  on  behalf  of the  Fund as are  customarily exercised  by the  board  of  directors  of a  registered  investment  company organized as a corporation.

            The Managers are not required to  contribute to the capital of the
Fund  or to hold  Interests  in the  Fund.  A  majority  of the  Managers  are persons  who  are not  "interested  persons"  (as  defined  in the  Investment
Company  Act) of the Fund  (collectively,  the  "Independent  Managers").  The
Independent   Managers  perform  the  same  functions  for  the  Fund  as  are
customarily  exercised  by  the  non-interested   directors  of  a  registered
investment company organized as a corporation.

            The  identity of the  Managers  and officers of the Fund and brief biographical  information  regarding  each Manager and officer during the past five  years  is  set  forth  below.  Each  Manager  who  is  deemed  to  be an
"interested  person" of the Fund, as defined in the Investment Company Act, is indicated by an asterisk.

      Oppenheimer Tremont Market Neutral Fund, LLC Managers and Officers
------------------------------------------------------------------------------

      The address of each Manager and  Interested  Manager in the charts below is 6803 S. Tucson Way, Centennial,  CO 80112-3924.  Each Manager serves for an indefinite term, until his or her resignation, retirement, death or removal.

-------------------------------------------------------------------------------------
                                Independent Managers
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
-------------------- Years;                                    Range of  Any of the

Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Manager;                                  BeneficialFunds
Length of Service,   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Manager             the Fund  by Managers

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2003

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Ronald J. Abdow,     Chairman (since 1959) of Abdow            None      Over
Manager since 2002   Corporation (operator of restaurants);              $100,000
Age:  72             Trustee of the following real estate

                     businesses (owners and operators of

                     restaurants): G&R Realty Co. (since
                     1978), G&R Trust Co. (since 1973), Abdow
                     Partnership (since 1975), Auburn
                     Associates (since 1983); Hazard
                     Associates (since 1985); Trustee of MML
                     Series Investment Fund (since 1993) and
                     of MassMutual Institutional Funds (MMIF)
                     (since 1994) (open-end investment
                     companies); Trustee (since 1987) of Bay
                     State Health System (health services);
                     Chairman (since 1996) of Western Mass
                     Development Corp. (non-profit land
                     development); Chairman (since 1991) of
                     American International College
                     (non-profit college). Oversees 10
                     portfolios in the OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Joseph M. Wikler,    Self-employed as an investment            None      $10,001-$50,000
Manager since 2002   consultant; a director (since 1996) of
Age:  63             Lakes Environmental Association, and
                     Medintec (since 1992) and Cathco (since
                     1995) (medical device companies); a
                     member of the investment committee of
                     the Associated Jewish Charities of
                     Baltimore (since 1994); formerly a
                     director of Fortis/Hartford mutual funds
                     (1994 - December 2001). Oversees 10
                     portfolios in the OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Peter I. Wold,       President of Wold Properties, Inc. (an    Over      Over
Manager since 2002   oil and gas exploration and production    $100,000  $100,000
Age:  56             company); Vice President, Secretary and

                     Treasurer of Wold Trona Company, Inc.
                     (soda ash processing and production);
                     Vice President of Wold Talc Company,

                     Inc. (talc mining); Managing Member,
                     Hole-in-the-Wall Ranch (cattle
                     ranching); formerly Director and
                     Chairman of the Board, Denver Branch of
                     the Federal Reserve Bank of Kansas City
                     (1993 - 1999) and Director of
                     PacifiCorp. (1995 - 1999), an electric
                     utility. Oversees 10 portfolios in the
                     OppenheimerFunds complex.

-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                 Interested Manager
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                    Range of  Any of the

Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Manager;                                  BeneficialFunds
Length of Service,   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Manager             the Fund  by Manager

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2003

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Eustis Walcott,      Principal with Ardsley Associates (since  None      $10,001-$50,000
Manager since 2002   2000) (consulting firm); Director (since
Age:  66             October 2000) of Cornerstone Real Estate
                     Advisors (real estate equity investment
                     management services) and MML Investors
                     Services (individual retirement,
                     insurance, investment, and life event
                     planning products and services company)
                     (both affiliates of the Manager; Trustee
                     of OFI Trust Company (since 2001) (also
                     an affiliate of the Manager). Formerly
                     Trustee of the American International
                     College (1995 - December 2003); Senior
                     Vice President, MassMutual Financial
                     Group (May 1990 - July 2000). Oversees
                     10 portfolios in the OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------

      The address of Mr. Murphy in the chart below is Two World Financial
Center, 225 Liberty Street, 11th Floor, New York, NY 10281-1008. Mr. Murphy
serves for an indefinite term, until his resignation, death or removal.

-------------------------------------------------------------------------------------
                           Interested Manager and Officer
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in

                     Years;                                    Range of  any of the

Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Manager;                                  BeneficialFunds
Length of Service;   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Manager             the Fund  by Manager

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2003

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

John V. Murphy,      Chairman, Chief Executive Officer and     $50,001-10Over0
President, Manager   director (since June 2001) and President            $100,000
and Chairman of the  (since September 2000) of the Manager;
Board of Managers;   President and a director or trustee of
Manager since 2002   other Oppenheimer funds; President and a
Age: 54              director (since July 2001) of
                     Oppenheimer Acquisition Corp. (the
                     Manager's parent holding company) and of
                     Oppenheimer Partnership Holdings, Inc.
                     (a holding company subsidiary of the
                     Manager); a director (since November
                     2001) of OppenheimerFunds Distributor,
                     Inc. (a subsidiary of the Manager);
                     Chairman and a director (since July
                     2001) of Shareholder Services, Inc. and
                     of Shareholder Financial Services, Inc.
                     (transfer agent subsidiaries of the
                     Manager); President and a director
                     (since July 2001) of OppenheimerFunds
                     Legacy Program (a charitable trust
                     program established by the Manager); a
                     director of the following investment
                     advisory subsidiaries of the Manager:
                     OFI Institutional Asset Management,
                     Inc., Centennial Asset Management
                     Corporation, Trinity Investment
                     Management Corporation and Tremont
                     Capital Management, Inc. (since November
                     2001), HarbourView Asset Management
                     Corporation and OFI Private Investments,
                     Inc. (since July 2001); President (since
                     November 1, 2001) and a director (since
                     July 2001) of Oppenheimer Real Asset
                     Management, Inc.; Executive Vice
                     President (since February 1997) of
                     Massachusetts Mutual Life Insurance
                     Company (the Manager's parent company);
                     a director (since June 1995) of DLB
                     Acquisition Corporation (a holding
                     company that owns the shares of David L.
                     Babson & Company, Inc.); a member of the
                     Investment Company Institute's Board of
                     Governors (elected to serve from October
                     3, 2003 through September 30, 2006).
                     Formerly, Chief Operating Officer
                     (September 2000-June 2001) of the
                     Manager; President and trustee (November
                     1999-November 2001) of MML Series
                     Investment Fund and MassMutual
                     Institutional Funds (open-end investment
                     companies); a director (September
                     1999-August 2000) of C.M. Life Insurance
                     Company; President, Chief Executive
                     Officer and director (September
                     1999-August 2000) of MML Bay State Life
                     Insurance Company; a director (June
                     1989-June 1998) of Emerald Isle Bancorp
                     and Hibernia Savings Bank (a
                     wholly-owned subsidiary of Emerald Isle
                     Bancorp). Oversees 73 portfolios as
                     Trustee/Director and 10 portfolios as
                     Officer in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------

      The  address  of the  Officers  in the chart  below is as  follows:  for
Messrs.  Murphy and Zack and Ms. Lee, Two World Financial Center,  225 Liberty
Street,  New York, NY 10281-1008,  for Messrs.  Vottiero,  Petersen and Wixted
and Ms. Ives,  6803 S. Tucson Way,  Centennial,  CO  80112-3924.  Each Officer
serves for an annual  term or until his or her earlier  resignation,  death or removal.

--------------------------------------------------------------------------
                          Officers of the Fund
--------------------------------------------------------------------------
--------------------------------------------------------------------------

Name;                        Principal occupation(s) during past 5 years
Position;
Commencement of Service;
Age

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Brian W. Wixted,             Senior Vice  President and Treasurer  (since
Treasurer since 2002         March  1999) of the  Manager;  Treasurer  of
Age:  44                     HarbourView  Asset  Management  Corporation,
                             Shareholder   Financial   Services,    Inc.,
                             Shareholder  Services,   Inc.,   Oppenheimer
                             Real  Asset  Management   Corporation,   and
                             Oppenheimer   Partnership   Holdings,   Inc.
                             (since   March   1999),   of   OFI   Private
                             Investments,  Inc.  (since March  2000),  of
                             OppenheimerFunds   International   Ltd.  and
                             OppenheimerFunds  plc (since  May 2000),  of
                             OFI  Institutional  Asset  Management,  Inc.
                             (since     November     2000),     and    of
                             OppenheimerFunds  Legacy Program (a Colorado
                             non-profit  corporation)  (since June 2003);
                             Treasurer   and  Chief   Financial   Officer
                             (since  May  2000) of OFI Trust  Company  (a
                             trust  company  subsidiary  of the Manager);
                             Assistant  Treasurer  (since  March 1999) of
                             Oppenheimer   Acquisition   Corp.   Formerly
                             Assistant   Treasurer  of  Centennial  Asset
                             Management  Corporation (March  1999-October
                             2003) and  OppenheimerFunds  Legacy  Program
                             (April 2000-June 2003);  Principal and Chief
                             Operating  Officer (March  1995-March  1999)
                             at   Bankers   Trust   Company-Mutual   Fund
                             Services   Division.   An   officer   of  83
                             portfolios in the OppenheimerFunds complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Philip Vottiero,             Vice   President/Fund   Accounting   of  the
Assistant Treasurer since    Manager  since  March  2002.  Formerly  Vice
2002                         President/Corporate    Accounting   of   the
Age:  41                     Manager  (July  1999-March  2002)  prior  to
                             which  he was  Chief  Financial  Officer  at
                             Sovlink  Corporation (April 1996-June 1999).
                             An   officer   of  83   portfolios   in  the
                             OppenheimerFunds complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Robert G. Zack,              Executive  Vice  President   (since  January
Secretary since 2002         2004) and General  Counsel  (since  February
Age:  55                     2002) of the Manager;  General Counsel and a
                             director   (since   November  2001)  of  the
                             Distributor;    General    Counsel    (since
                             November    2001)   of   Centennial    Asset
                             Management    Corporation;    Senior    Vice
                             President   and   General   Counsel   (since
                             November   2001)   of   HarbourView    Asset
                             Management   Corporation;    Secretary   and
                             General  Counsel  (since  November  2001) of
                             Oppenheimer   Acquisition  Corp.;  Assistant
                             Secretary  and  a  director  (since  October
                             1997)  of   OppenheimerFunds   International
                             Ltd.   and   OppenheimerFunds    plc;   Vice
                             President  and a  director  (since  November
                             2001) of Oppenheimer  Partnership  Holdings,
                             Inc.; a director  (since  November  2001) of
                             Oppenheimer  Real  Asset  Management,  Inc.;
                             Senior Vice  President,  General Counsel and
                             a   director   (since   November   2001)  of
                             Shareholder   Financial   Services,    Inc.,
                             Shareholder  Services,   Inc.,  OFI  Private
                             Investments,  Inc.  and OFI  Trust  Company;
                             Vice  President  (since  November  2001)  of
                             OppenheimerFunds   Legacy  Program;   Senior
                             Vice  President and General  Counsel  (since
                             November  2001) of OFI  Institutional  Asset
                             Management,  Inc.;  a director  (since  June
                             2003) of  OppenheimerFunds  (Asia)  Limited.
                             Formerly    Senior   Vice   President   (May
                             1985-December  2003), Acting General Counsel
                             (November  2001-February 2002) and Associate
                             General Counsel (May  1981-October  2001) of
                             the   Manager;    Assistant   Secretary   of
                             Shareholder     Services,      Inc.     (May
                             1985-November 2001),  Shareholder  Financial
                             Services,   Inc.   (November   1989-November
                             2001);  and  OppenheimerFunds  International
                             Ltd.   (October   1997-November   2001).  An
                             officer    of   83    portfolios    in   the
                             OppenheimerFunds complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Kathleen T. Ives,            Vice President  (since June 1998) and Senior
Assistant Secretary since    Counsel  and  Assistant   Secretary   (since
2002                         October   2003)   of   the   Manager;   Vice
Age:  38                     President   (since   1999)   and   Assistant
                             Secretary   (since   October  2003)  of  the
                             Distributor;   Assistant   Secretary  (since
                             October    2003)   of    Centennial    Asset
                             Management  Corporation;  Vice President and
                             Assistant    Secretary   (since   1999)   of
                             Shareholder   Services,    Inc.;   Assistant
                             Secretary    (since    December   2001)   of
                             OppenheimerFunds   Legacy   Program  and  of
                             Shareholder   Financial   Services,    Inc..
                             Formerly  an   Assistant   Counsel   (August
                             1994-October   2003)  and   Assistant   Vice
                             President of the Manager  (August  1997-June
                             1998).  An officer of 83  portfolios  in the
                             OppenheimerFunds complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Dina C. Lee                  Assistant   Vice   President  and  Assistant
Assistant   Secretary  since Counsel  of  the  Manager  (since   December
2002                         2000);  formerly an attorney  and  Assistant
Age: 34                      Secretary of Van Eck Global (until  December
                             2000).  An officer of 48  portfolios  in the
                             OppenheimerFunds complex.

--------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Aggregate Compensation from Fund1

Total Compensation From Fund and Fund Complex Paid to Trustees (9 funds)*

     |X|  Remuneration of Managers.  The officers of the Fund and one Manager of the Fund (Mr.  Murphy) who are affiliated  with OFI or Tremont receive no salary or fee from the Fund. The Managers of the Fund received the  compensation  shown below from the Fund with  respect to the Fund's  fiscal  period  ended March 31,
2004. The compensation  from all of the Board IV Funds  represents  compensation received as a trustee,  manager or member of a committee (if  applicable) of the boards of those funds during the calendar year ended December 31, 2003.

COMPENSATION

Trustee Name and Other
Fund Position(s) (as

applicable)
-------------------------------------------------------------------------------------
--------------------------------------------------------------------------

Ronald J. Abdow                          $                 $67,5002
Trustee, Audit Committee Member

--------------------------------------------------------------------------
--------------------------------------------------------------------------
Eustis Walcott                           $                 $18,000

Trustee

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Joseph M. Wikler                         $                 $19,500
Trustee, Audit Committee Member

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Peter I. Wold                            $                 $19,500
Trustee, Audit Committee Member

--------------------------------------------------------------------------

1.    Aggregate   Compensation   from   Fund   includes   fees  and   deferred
   compensation, if any, for a Trustee.
Includes $48,000  compensation  paid to Mr. Abdow for serving as a trustee for two open-end investment companies  (MassMutual  Institutional Funds and MML
   Series  Investment  Fund) the investment  advisor for which is the indirect parent  company of the  Fund's  Manager.  The  Manager  also  serves as the
   Sub-Advisor  to the  MassMutual  International  Equity  Fund,  a series  of
   MassMutual Institutional Funds.

*  For purposes of this section only, "Fund Complex"  includes the Oppenheimer funds,  MassMutual  Institutional  Funds  and MML  Series  Investment  Fund in
accordance  with SEC  regulations.  The Manager does not  consider  MassMutual
Institutional  Funds  and  MML  Series  Investment  Fund  to be  part  of  the
OppenheimerFunds' "Fund Complex" as that term may be otherwise interpreted.

            The  Managers  who  are  not  employees  of  OFI,   including  its
affiliates,  are each paid an annual  retainer of $16,000 and per meeting fees of $500.  The other  Managers  receive  no annual or other fees from the Fund.
All  Managers  are  reimbursed  by the Fund for their  reasonable  travel  and
out-of-pocket   expenses.   The   Managers  do  not  receive  any  pension  or
retirement  benefits  from the Fund.  The  officers of the Fund do not receive any additional compensation from the Fund.

            The  Managers   serve  on  the  Board  for  terms  of   indefinite
duration.  A  Manager's  position  in  that  capacity  will  terminate  if the
Manager is removed,  resigns or is subject to various disabling events such as death or  incapacity.  A Manager may resign upon 90 days' prior written notice to the other Managers,  and may be removed either by vote of two-thirds of the
Managers not subject to the removal vote or vote of the  shareholders  holding not less than  two-thirds of the total number of votes  eligible to be cast by all  shareholders.  The Managers will render assistance to shareholders on the question of the removal of  Managers in the manner  required by Section  16(c)
of the  Investment  Company  Act. In the event of any vacancy in the  position of a Manager,  the remaining  Managers may appoint an individual to serve as a
Manager,  so long as immediately after such appointment at least two-thirds of the Managers  then serving  would have been elected by the  shareholders.  The
Managers  may  call a  meeting  of  shareholders  to fill any  vacancy  in the position  of a Manager,  and must do so within 60 days after any date on which
Managers who were elected by the  shareholders  cease to constitute a majority of the Managers  then  serving.  If no Manager  remains to manage the business of the Fund,  OFI may manage and control the Fund,  but must convene a meeting of  shareholders  within  60 days  for the  purpose  of  either  electing  new
Managers or dissolving the Fund.

                         INVESTMENT ADVISORY SERVICES
THE INVESTMENT ADVISER

            OFI  serves  as the  Fund's  investment  adviser,  subject  to the ultimate  supervision  of and  subject  to  any  policies  established  by the
Board.  OFI  is  a  majority  owned  subsidiary  of  Oppenheimer   Acquisition
Corporation,  which  in turn is a wholly  owned  subsidiary  of  Massachusetts
Mutual Life Insurance Company ("MassMutual").

            Pursuant to the terms of an investment  advisory agreement entered into  between  the  Fund  and OFI  dated  November  20,  2001  (the  "Advisory
Agreement"),  OFI is responsible for developing,  implementing and supervising the Fund's  investment  program and in connection  therewith  shall  regularly provide investment advice and  recommendations to the Fund with respect to its investments,  investment  policies and purchases  and sales of securities  for the Fund and arranging for the purchase and sale of such securities.

            OFI is  authorized,  subject  to the  approval  of the  Board  and
Members,  to  retain  one  of  its  affiliates  to  provide  any or all of the investment  advisory services required to be provided to the Fund or to assist
OFI  in  providing  these  services,  subject  to  the  requirement  that  OFI supervise the rendering of any such services to the Fund by its affiliates.

            As compensation for services  required to be provided by OFI under the Advisory  Agreement,  the Fund will pay OFI a monthly fee (the "Management
Fee")  computed  at the  annual  rate  of  1.00%  of the  aggregate  value  of outstanding  Interests  determined as of the last day of the month (before any repurchases  of Interests or Incentive  Allocations,  as defined  below).  OFI
(or an affiliated  company of OFI that it  designates)  is also entitled to be the special  advisory member of the Fund (the "Special  Advisory  Member") and to receive in such capacity a performance-based  incentive  allocation that is determined as a percentage of the net profits of the Fund otherwise  allocable to each Member (the  "Incentive  Allocation").  The method of  computation  of the Incentive Allocation is described in the prospectus.

            The  Advisory  Agreement  was  approved by the Board  (including a majority  of the  Independent  Managers),  at a  meeting  held  in  person  on
November  19, 2001,  and was  approved on November 20, 2001 by OFI,  then sole
Member of the Fund.  It has an initial  term of two years from the date of its execution,  and may be  continued  in effect from year to year  thereafter  if such  continuance  is approved  annually by the Board or by vote of a majority of the  outstanding  voting  securities  of the Fund;  provided that in either event the  continuance  is also  approved  by a  majority  of the  Independent
Managers by vote cast in person at a meeting  called for the purpose of voting on such approval.  The Advisory  Agreement is terminable  without penalty,  on
60 days'  prior  written  notice:  by the Board;  by vote of a majority of the outstanding  voting securities of the Fund; or by OFI. The Advisory  Agreement also  provides  that it  will  terminate  automatically  in the  event  of its
"assignment,"  as  defined  by  the  Investment  Company  Act  and  the  rules thereunder.

            The  Advisory  Agreement  provides  that in the absence of willful misfeasance,  bad faith,  gross negligence in the performance of its duties or
reckless   disregard  of  its   obligations  and  duties  under  the  Advisory
Agreement,  OFI is  not  liable  for  any  loss  the  Fund  sustains  for  any investment,  adoption  of any  investment  policy,  or the  purchase,  sale or retention  of any  security.  In  addition,  it  provides  that OFI may act as investment adviser for any other person,  firm or corporation and use the name
"Oppenheimer" in connection with other  investment  companies for which it may act as investment adviser or general  distributor.  If OFI shall no longer act as investment  adviser of the Fund,  OFI may withdraw the right of the Fund to use the name "Oppenheimer" as part of its name.

            OFI or its designee maintains the Fund's accounts, books and other documents required to be maintained under the Investment Company Act at
OppenheimerFunds, Inc., Two World Financial Center, 225 Liberty Street, 11th
Floor, New York, New York 10281-1008.

            Portfolio  Proxy Voting.  OppenheimerFunds,  Inc. has delegated to
Tremont Partners,  Inc., as the Fund's investment sub-adviser,  responsibility for  voting  proxies  relating  to  securities  owned  by the  Fund.  The Fund invests primarily in private  investment  partnerships and similar  investment vehicles,  which are not voting securities.  To the extent the Fund invests in voting  securities,  if  any,  the  Fund's  primary  consideration  in  voting portfolio  proxies  would  be the  financial  interests  of the  Fund  and its shareholders.

THE INVESTMENT MANAGER

            As authorized by the Advisory  Agreement,  Tremont Partners,  Inc.
("Tremont"),  an  affiliate  of OFI,  has  been  assigned  responsibility  for providing  day-to-day  investment  management services to the Fund, subject to the  supervision of OFI.  Tremont is primarily  responsible  for the selection of  Portfolio  Managers  and the  allocation  of the  assets  of the  Fund for investment among the Portfolio Managers.  In addition,  Tremont is responsible for  investing the cash portion of the Fund's assets not invested in Portfolio
Funds or through  Portfolio  Accounts.  Tremont is a majority owned subsidiary of  Oppenheimer  Acquisition  Corporation,  which  in turn is a  wholly  owned subsidiary of MassMutual.

            Tremont  provides  services to the Fund pursuant to the terms of a sub-advisory  agreement  entered  into  between  OFI and  Tremont  dated as of
November 20, 2001 (the  "Sub-Advisory  Agreement").  In  consideration  of the services  provided by Tremont,  OFI pays a monthly fee to Tremont equal to 50%
of the amount of the  Management  Fee earned by OFI  pursuant to the  Advisory
Agreement.  In addition,  OFI has designated  Tremont as the Special  Advisory
Member of the Fund.  In such  capacity,  Tremont is  entitled  to receive  the allocation  from the net  profits  of the  Fund  otherwise  allocable  to each
Member (the  "Incentive  Allocation").  As  discussed in the  prospectus,  the
Incentive  Allocation  is a  performance-based  allocation  equal to 5% of net profits,  if any, of the Fund in excess of a Preferred  Return that  otherwise would have been  credited to the capital  account of each  Member.  The method of computation of the Incentive Allocation is described in the prospectus.

            The Sub-Advisory  Agreement was approved by the Board (including a majority  of the  Independent  Managers),  at a  meeting  held  in  person  on
November  19, 2001,  and was  approved on November 20, 2001 by OFI,  then sole
Member of the Fund.  It has an initial  term of two years from the date of its execution,  and may be  continued  in effect from year to year  thereafter  if such  continuance  is approved  annually by the Board or by vote of a majority of the  outstanding  voting  securities  of the Fund;  provided that in either event the  continuance  is also  approved  by a  majority  of the  Independent
Managers by vote cast in person at a meeting  called for the purpose of voting on such approval.  The Sub-Advisory  Agreement is terminable  without penalty, on 60 days' prior written  notice:  by the Board; by vote of a majority of the outstanding  voting  securities  of the  Fund;  by  OFI;  or by  Tremont.  The
Sub-Advisory  Agreement also provides that it will terminate  automatically in the event of its  "assignment,"  as defined by the Investment  Company Act and the rules thereunder.

            The  Sub-Advisory  Agreement  provides  that  in  the  absence  of willful  misfeasance,  bad faith,  gross  negligence in the performance of its duties or reckless  disregard of its obligations and duties under the Advisory
Agreement,  Tremont  is not liable to the Fund or to OFI for any loss the Fund sustains  for  any  investment,  adoption  of any  investment  policy,  or the purchase,  sale or retention of any  security.  In addition,  it provides that
Tremont  may  act  as  investment  adviser  for  any  other  person,  firm  or corporation  and use the name  "Tremont" in connection  with other  investment companies  for which it may act as  investment  adviser.  If Tremont  shall no longer act as investment  manager of the Fund,  Tremont may withdraw the right of the Fund to use the name "Tremont" as part of its name.

FUND EXPENSES

            The  Fund  will  bear  all  costs  and  expenses  incurred  in its business and operations other than those specifically  required to be borne by
OFI pursuant to the Advisory  Agreement.  Costs and expenses borne by the Fund include, but are not limited to, the following:

o     all costs and expenses  directly related to investment  transactions and
                  positions  for  the  Fund's  account,   including,  but  not
                  limited to, brokerage  commissions,  research fees, interest and commitment fees on loans and debit  balances,  borrowing charges on  securities  sold short,  dividends on securities sold but not yet  purchased,  custodial  fees,  margin fees, transfer  taxes and  premiums,  taxes  withheld  on  foreign
                  dividends  and  indirect   expenses  from   investments   in
                  Portfolio Funds;

o     all costs and expenses  associated  with the operation and  registration of the Fund,  offering  costs  and the  costs of  compliance with, any applicable Federal and state laws;

o     all costs and expenses  associated with the  organization  and operation of separate  investment funds managed by Portfolio  Managers retained by the Fund;

o     the  costs  and  expenses  of  holding  meetings  of the  Board  and any meetings of Members,  including  costs  associated  with the preparation and dissemination of proxy materials;

o     the  fees  and  disbursements  of Fund  counsel,  legal  counsel  to the
                  Independent Managers,  independent auditors for the Fund and other  consultants  and  professionals  engaged on behalf of the Fund;

o     the Management Fee;

o     the  fees   payable   to   custodians   and  other   persons   providing
                  administrative services to the Fund;

o     the costs of a fidelity  bond and any  liability  insurance  obtained on behalf of the Fund or the Board;

o     all costs and  expenses  of  preparing,  setting in type,  printing  and distributing  reports and other  communications  to Members;
                  and

o     such other types of  expenses  as may be  approved  from time to time by the Board of Managers.

            The Portfolio Funds will bear all expenses  incurred in connection with their  operations.  These  expenses are similar to those  incurred by the
Fund. The Portfolio  Managers  generally will charge  asset-based  fees to and
receive   performance-based   allocations  from  the  Portfolio  Funds,  which
effectively will reduce the investment  returns of the Portfolio Funds and the amount  of any  distributions  from the  Portfolio  Funds to the  Fund.  These expenses,  fees and  allocations  will be in addition to those incurred by the
Fund itself.

            OFI  assumed  all  offering  costs  associated  with  the  initial registration and offering of Interests by way of a special  allocation of such costs  directly to the capital  account of OFI. In  addition,  OFI assumed all organizational expenses directly at the time of the seeding of the Fund.

CODES OF ETHICS

            The Fund,  OFI,  Tremont and  OppenheimerFunds  Distributor,  Inc.
("OFDI"),  the Fund's  distributor,  have each  adopted  codes of ethics.  The codes are designed to detect and prevent  improper  personal  trading by their
personnel,   including  investment  personnel,  that  might  compete  with  or otherwise  take  advantage  of  the  Fund's  portfolio  transactions.  Covered persons  include  the  Managers  and the  officers  and  directors  of OFI and
Tremont,  as well as  employees  of OFI and Tremont  having  knowledge  of the investments  and  investment  intentions  of the  Fund.  The  codes of  ethics permit  persons  subject  to the  Code  to  invest  in  securities,  including securities  that may be purchased or held by the Fund,  subject to a number of restrictions  and controls.  Compliance  with the codes of ethics is carefully monitored and enforced.

            The  codes of  ethics  are  included  as  exhibits  to the  Fund's registration  statement filed with the Securities and Exchange  Commission and can be reviewed and copied at the SEC's Public  Reference  Room in Washington,
D.C.  Information  on  the  operation  of the  Public  Reference  Room  may be obtained  by  calling  the SEC at  1-202-942-8090.  The  codes of  ethics  are
available   on  the   EDGAR   database   on  the   SEC's   Internet   site  at
http://www.sec.gov,  and also may be obtained, after paying a duplicating fee, by electronic  request at the following  E-mail  address:  publicinfo@sec.gov,
or  by  writing  the  SEC's  Public  Reference   Section,   Washington,   D.C.
20549-0102.

                            CONFLICTS OF INTEREST
OFI

            OFI and its affiliates manage the assets of registered  investment companies  other than the Fund and  provide  investment  advisory  services to other  accounts.  The Fund has no  interest in these  activities.  OFI and its officers or  employees  who assist in  providing  services to the Fund will be engaged  in  substantial  activities  other than on behalf of the Fund and may have conflicts of interest in allocating  their time and activity  between the
Fund and other  registered  investment  companies and accounts managed by OFI.
OFI and its  officers and  employees  will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

TREMONT

            Tremont also  provides  investment  advisory  and other  services, directly and through  affiliates,  to various entities and accounts other than the  Fund  (the  "Tremont  Accounts").  The  Fund  has no  interest  in  these activities.  Tremont  and the  investment  professionals  who,  on  behalf  of
Tremont,  will  provide  investment  advisory  services  to the  Fund  will be engaged in substantial  activities  other than on behalf of the Fund, may have differing  economic  interests  in  respect of such  activities,  and may have conflicts of interest in allocating  their time and activity  between the Fund and the Tremont  Accounts.  Such  persons will devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

            Tremont expects to employ an investment  program for the Fund that is substantially  similar to the investment program employed by it for certain
Tremont  Accounts,  including  a private  investment  partnership  that has an investment  program that is  substantially  the same as the Fund's  investment program.  As a general  matter,  Tremont will  consider  participation  by the
Fund in all appropriate investment  opportunities that are under consideration for those other Tremont Accounts.  There may be circumstances,  however, under which  Tremont  will  cause one or more  Tremont  Accounts  to commit a larger percentage of their  respective  assets to an investment  opportunity  than to which Tremont will commit the Fund's assets.  There also may be  circumstances under  which  Tremont  will  consider  participation  by Tremont  Accounts  in investment  opportunities in which Tremont does not intend to invest on behalf of the Fund, or vice versa.

            Tremont will evaluate for the Fund and for each Tremont  Account a variety of factors  that may be relevant in  determining  whether a particular investment  opportunity or strategy is  appropriate  and feasible for the Fund or a Tremont Account at a particular time, including,  but not limited to, the following:  (1) the nature of the investment  opportunity taken in the context of the other  investments  at the time;  (2) the  liquidity of the  investment
relative  to  the  needs  of  the  particular  entity  or  account;   (3)  the
availability of the opportunity (i.e., size of obtainable  position);  (4) the transaction costs involved;  and (5) the investment or regulatory  limitations applicable to the particular entity or account.  Because these  considerations may  differ  for the Fund  and the  Tremont  Accounts  in the  context  of any particular investment  opportunity,  the investment activities of the Fund and the Tremont  Accounts may differ from time to time. In addition,  the fees and expenses  of  the  Fund  will  differ  from  those  of the  Tremont  Accounts.
Accordingly,  the future performance of the Fund and the Tremont Accounts will vary.

            When Tremont  determines that it would be appropriate for the Fund and one or more Tremont  Accounts to participate in an investment  transaction in the same  Portfolio  Fund or other  investment  at the same  time,  it will attempt  to  aggregate,  place and  allocate  orders on a basis  that  Tremont believes to be fair and equitable,  consistent with its responsibilities under applicable  law.  Decisions  in this  regard are  necessarily  subjective  and there is no requirement that the Fund participate,  or participate to the same extent as the Tremont  Accounts,  in all  investments or trades.  However,  no participating entity or account will receive  preferential  treatment over any other and Tremont  will take steps to ensure that no  participating  entity or account will be  systematically  disadvantaged by the  aggregation,  placement and allocation of orders and investments.

            Situations   may   occur,   however,   where  the  Fund  could  be
disadvantaged  because of the investment  activities  conducted by Tremont for the Tremont  Accounts.  Such  situations  may be based on, among other things,
the  following:   (1)  legal  restrictions  or  other  limitations  (including limitations  imposed by Portfolio Managers with respect to Portfolio Funds) on the combined size of positions  that may be taken for the Fund and the Tremont
Accounts,   thereby   limiting  the  size  of  the  Fund's   position  or  the
availability of the investment opportunity;  (2) the difficulty of liquidating an investment  for the Fund and the Tremont  Accounts  where the market cannot absorb the sale of the combined  positions;  and (3) the determination  that a particular  investment  is  warranted  only if hedged  with an option or other instrument  and  there is a  limited  availability  of such  options  or other instruments.  In particular,  the Fund may be legally restricted from entering into a "joint  transaction"  (as defined in the  Investment  Company Act) with the Tremont  Accounts  with  respect to the  securities  of an issuer  without first obtaining exemptive relief from the SEC.  See "Other Matters" below.

            Directors,  officers,  employees and affiliates of Tremont may buy and sell  securities or other  investments for their own accounts and may have actual or potential  conflicts of interest with respect to investments made on behalf  of  the  Fund.  As  a  result  of  differing  trading  and  investment strategies or  constraints,  positions  may be taken by  directors,  officers, employees and affiliates of Tremont,  or by Tremont for the Tremont  Accounts,
that are the same,  different or made at a different time than positions taken for the Fund.

OTHER MATTERS

            Except in accordance with  applicable law, OFI,  Tremont and their affiliates  are not  permitted to buy  securities or other  property  from, or sell  securities or other property to, the Fund.  However,  subject to certain conditions  imposed by applicable rules under the Investment  Company Act, the
Fund may effect certain principal  transactions in securities with one or more accounts  managed  by OFI or  Tremont,  except for  accounts  as to which OFI,
Tremont or any of their affiliates  serves as a general partner or as to which they may be deemed to be an  affiliated  person  (or an  affiliated  person of such a person),  other  than an  affiliation  that  results  solely  from OFI,
Tremont or one of their  affiliates  serving as an  investment  adviser to the account.  These transactions would be made in circumstances  where Tremont has determined  it would be  appropriate  for the Fund to purchase (or sell),  and
Tremont or OFI has determined it would be appropriate  for another  account to sell (or purchase), the same security or instrument on the same day.

            Future   investment   activities   of  OFI,   Tremont   and  their
affiliates,  and of their  respective  directors,  officers or employees,  may give rise to additional conflicts of interest.

                                 TAX ASPECTS

            The  following  is a summary  of  certain  aspects  of the  income taxation  of the  Fund  and  its  Members  which  should  be  considered  by a prospective  Member.  The Fund  has not  sought  a  ruling  from the  Internal
Revenue  Service (the  "Service") or any other Federal,  state or local agency with respect to any of the tax issues  affecting the Fund, nor has it obtained an opinion of counsel  with  respect to any Federal tax issues  other than the characterization of the Fund as a partnership for Federal income tax purposes.

            This  summary  of  certain  aspects  of  the  Federal  income  tax treatment  of the Fund is based upon the  Internal  Revenue  Code of 1986,  as
amended  (the  "Code"),   judicial   decisions,   Treasury   Regulations  (the
"Regulations")  and rulings in existence on the date hereof,  all of which are subject  to  change.  This  summary  does not  discuss  the  impact of various
proposals  to  amend  the  Code  which  could   change   certain  of  the  tax
consequences  of an  investment  in the  Fund.  This  summary  also  does  not discuss  all of the tax  consequences  that may be  relevant  to a  particular investor  or to  certain  investors  subject to  special  treatment  under the
Federal income tax laws, such as insurance companies.

            EACH  PROSPECTIVE  MEMBER SHOULD  CONSULT WITH ITS OWN TAX ADVISER
IN ORDER FULLY TO UNDERSTAND THE FEDERAL,  STATE, LOCAL AND FOREIGN INCOME TAX
CONSEQUENCES OF AN INVESTMENT IN THE FUND.

            In addition to the  particular  matters set forth in this section, tax-exempt  organizations  should  review  carefully  those  sections  of  the prospectus  and the SAI  regarding  liquidity and other  financial  matters to ascertain  whether the investment  objectives of the Fund are consistent  with their overall  investment plans.  Each prospective  tax-exempt Member is urged to consult its own counsel regarding the acquisition of Interests.

Tax Treatment of Fund Operations
--------------------------------

            Classification  of the Fund.  The Fund has  received an opinion of
            ---------------------------
Schulte  Roth & Zabel  LLP  that  under  the  provisions  of the  Code and the
Regulations,  as in  effect on the date of the  opinion,  as well as under the relevant authority  interpreting the Code and the Regulations,  and based upon certain  representations  of  the  Board,  the  Fund  will  be  treated  as  a partnership for Federal income tax purposes and not as an association  taxable as a corporation.

            Under  Section 7704 of the Code,  "publicly  traded  partnerships"
are generally  treated as  corporations  for Federal  income tax  purposes.  A publicly  traded  partnership  is any  partnership  the interests in which are traded on an established  securities market or which are readily tradable on a secondary  market (or the substantial  equivalent  thereof).  Interests in the
Fund will not be  traded  on an  established  securities  market.  Regulations concerning the classification of partnerships as publicly traded  partnerships
(the  "Section 7704  Regulations")  provide  certain safe harbors  under which interests  in a  partnership  will not be  considered  readily  tradable  on a secondary  market (or the substantial  equivalent  thereof).  The Fund may not be  eligible  for any of  those  safe  harbors.  In  particular,  it will  not qualify under the private  placement safe harbor set forth in the Section 7704
Regulations if the Fund has more than 100 Members.

            The Section 7704  Regulations  specifically  provide that the fact that a partnership  does not qualify for the safe harbors is  disregarded  for purposes  of  determining  whether  interests  in a  partnership  are  readily tradable  on a  secondary  market  (or the  substantial  equivalent  thereof).
Rather,  in this event the  partnership's  status is examined  under a general facts  and  circumstances  test set  forth in the  Section  7704  Regulations.
Schulte  Roth & Zabel LLP has also  rendered  its  opinion  that,  under  this
"facts and circumstances"  test, and based upon the anticipated  operations of the Fund as well as the  legislative  history to Section 7704, the text of the
Section  7704  Regulations  and  certain  representations  of the  Board,  the interests in the Fund will not be readily  tradable on a secondary  market (or the substantial equivalent thereof) and, therefore,  that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

            Neither of the opinions of counsel  described above,  however,  is binding on the  Service or the  courts.  If it were  determined  that the Fund should be treated as an association or a publicly traded  partnership  taxable as a corporation  for Federal income tax purposes (as a result of a successful challenge  to  such  opinions  by  the  Service,  changes  in  the  Code,  the
Regulations or judicial  interpretations thereof, a material adverse change in facts,  or  otherwise),  the  taxable  income of the Fund  would be subject to corporate  income  tax when  recognized  by the  Fund;  distributions  of such income,  other than in certain  redemptions of Interests,  would be treated as dividend  income when  received by the Members to the extent of the current or accumulated  earnings  and  profits  of the  Fund;  and  Members  would not be entitled to report profits or losses realized by the Fund.

            UNLESS   OTHERWISE   INDICATED,   REFERENCES   IN  THE   FOLLOWING
DISCUSSION OF THE TAX CONSEQUENCES OF FUND  INVESTMENTS,  ACTIVITIES,  INCOME,
GAIN AND LOSS, INCLUDE THE DIRECT  INVESTMENTS,  ACTIVITIES,  INCOME, GAIN AND
LOSS OF THE FUND, AND THOSE  INDIRECTLY  ATTRIBUTABLE  TO THE FUND AS A RESULT
OF IT BEING AN INVESTOR IN A PORTFOLIO FUND.

            As a  partnership,  the  Fund is not  itself  subject  to  Federal income tax. The Fund files an annual  partnership  information return with the
Service  which reports the results of  operations.  Each Member is required to report  separately  on its income tax  return  its  distributive  share of the
Fund's net  long-term  capital gain or loss,  net  short-term  capital gain or loss and all other items of ordinary  income or loss.  Each Member is taxed on its  distributive  share of the Fund's taxable  income and gain  regardless of whether it has received or will receive a distribution from the Fund.

            Allocation  of Profits and Losses.  Under the LLC  Agreement,  the
            ---------------------------------
Fund's  net  capital   appreciation  or  net  capital  depreciation  for  each
accounting  period  is  allocated  among  the  Members  and to  their  capital accounts  without  regard to the amount of income or loss actually  recognized by the Fund for Federal income tax purposes.  The LLC Agreement  provides that items of income,  deduction,  gain, loss or credit actually  recognized by the
Fund for each  fiscal  year  generally  are to be  allocated  for  income  tax purposes  among the Members  pursuant to  Regulations  issued  under  Sections
704(b) and 704(c) of the Code,  based upon  amounts of the Fund's net  capital appreciation or net capital  depreciation  allocated to each Member's  capital account for the current and prior fiscal years.

            Under the LLC Agreement,  the Board has the discretion to allocate specially an amount of the Fund's capital gain (including  short-term  capital gain) for Federal income tax purposes to the Special  Advisory Member and to a withdrawing  Member to the extent  that the  Special  Advisory  Member's  or a
Member's  capital  account  balance  exceeds the  Federal  income tax basis in their  respective  Interests.  There can be no  assurance  that,  if the Board makes such a special allocation,  the Service will accept such allocation.  If such  allocation is successfully  challenged by the Service,  the Fund's gains allocable to the remaining Members would be increased.

            Tax  Elections;   Returns;  Tax  Audits.  The  Code  provides  for
            ---------------------------------------
optional  adjustments to the basis of partnership  property upon distributions of partnership  property to a partner and transfers of  partnership  interests
(including by reason of death)  provided that a partnership  election has been made  pursuant to Section 754.  Under the LLC  Agreement,  at the request of a
Member, the Board, in its sole discretion,  may cause the Fund to make such an election.  Any such  election,  once  made,  cannot  be  revoked  without  the
Service's  consent.  The actual  effect of any such  election  may depend upon whether any  Portfolio  Fund also makes such an  election.  As a result of the complexity and added expense of the tax accounting  required to implement such an election, the Board presently does not intend to make such election.

            The Board  decides  how to  report  the  partnership  items on the
Fund's tax returns,  and all Members are required  under the Code to treat the items  consistently  on their own returns,  unless they file a statement  with
the  Service   disclosing  the   inconsistency.   Given  the  uncertainty  and
complexity  of the tax laws,  it is  possible  that the  Service may not agree with the manner in which the Fund's  items  have been  reported.  In the event the  income  tax  returns  of the Fund are  audited  by the  Service,  the tax treatment of the Fund's income and  deductions  generally is determined at the limited  liability  company  level  in a  single  proceeding  rather  than  by individual  audits of the Members.  A Member  chosen by the Board,  designated as the "Tax Matters  Partner",  has  considerable  authority to make decisions affecting  the  tax  treatment  and  procedural  rights  of  all  Members.  In addition,  the Tax Matters  Partner has the authority to bind certain  Members to settlement  agreements and the right on behalf of all Members to extend the statute of limitations  relating to the Members' tax liabilities  with respect to Fund items.

Tax Consequences to a Withdrawing Member
----------------------------------------

            A Member receiving a cash liquidating  distribution from the Fund, in  connection  with a  complete  withdrawal  from the  Fund,  generally  will recognize  capital  gain or loss to the extent of the  difference  between the proceeds  received by such Member and such Member's  adjusted tax basis in its
Interest.  Such capital gain or loss will be  short-term,  long-term,  or some combination of both,  depending upon the timing of the Member's  contributions to the Fund.  However,  a withdrawing Member will recognize ordinary income to
the  extent  such  Member's   allocable   share  of  the  Fund's   "unrealized
receivables"  exceeds the Member's basis in such  unrealized  receivables  (as determined  pursuant  to the  Regulations).  For these  purposes,  accrued but untaxed  market  discount,  if any,  on  securities  held by the Fund  will be treated as an  unrealized  receivable,  with  respect  to which a  withdrawing
Member  would  recognize   ordinary   income.   A  Member   receiving  a  cash
nonliquidating  distribution will recognize income in a similar manner only to the extent that the amount of the distribution  exceeds such Member's adjusted tax basis in its Interest.

            As discussed above, the LLC Agreement  provides that the Board may specially  allocate items of Fund capital gain (including  short-term  capital gain)  to a  withdrawing  Member  to the  extent  its  capital  account  would otherwise  exceed  its  adjusted  tax  basis in its  Interest.  Such a special allocation of gain may result in the withdrawing  Member  recognizing  capital gain, which may include  short-term capital gain, in the Member's last taxable year in the Fund,  thereby  reducing  the  amount of  long-term  capital  gain
recognized   during  the  tax  year  in  which  it  receives  its  liquidating distribution upon withdrawal.

            Distributions of Property.  A partner's  receipt of a distribution
            -------------------------
of property  from a  partnership  is  generally  not taxable.  However,  under
Section 731 of the Code, a  distribution  consisting of marketable  securities generally is treated as a distribution  of cash (rather than property)  unless the  distributing  partnership  is  an  "investment  partnership"  within  the meaning of Section  731(c)(3)(C)(i) and the recipient is an "eligible partner"
within the meaning of Section  731(c)(3)(C)(iii).  The Fund will  determine at the  appropriate  time whether it qualifies  as an  "investment  partnership."
Assuming it so  qualifies,  if a Member is an "eligible  partner",  which term should include a Member whose  contributions  to the Fund consisted  solely of cash, the recharacterization rule described above would not apply.

Tax Treatment of Fund Investments
---------------------------------

            In General.  The Fund expects to act as a trader or investor,  and
            ----------
not as a dealer,  with respect to its  securities  transactions.  A trader and an investor are persons who buy and sell  securities  for their own  accounts.
A dealer,  on the other hand, is a person who purchases  securities for resale to customers rather than for investment or speculation.

            Generally,  the  gains  and  losses  realized  by a  trader  or an investor  on the sale of  securities  are  capital  gains  and  losses.  Thus, subject  to the  treatment  of certain  currency  exchange  gains as  ordinary income (see  "Currency  Fluctuations  - 'Section 988' Gains or Losses"  below)
and certain  other  transactions  described  below,  the Fund expects that its gains and losses from its  securities  transactions  typically will be capital gains and capital  losses.  These capital gains and losses may be long-term or short-term  depending,  in general, upon the length of time the Fund maintains a particular  investment  position and, in some cases,  upon the nature of the transaction.  Property held for more than one year  generally will be eligible for  long-term  capital gain or loss  treatment.  The  application  of certain rules  relating  to short  sales,  to  so-called  "straddle"  and "wash  sale"
transactions and to Section 1256 Contracts  (defined below) may serve to alter the manner in which the Fund's  holding period for a security is determined or may otherwise  affect the  characterization  as  short-term or long-term,  and also the  timing of the  realization,  of certain  gains or losses.  Moreover, the  straddle  rules and short sale rules may  require the  capitalization  of certain related expenses of the Fund.1

            The maximum ordinary income tax rate for individuals is 38.6%2 and, in general,  the maximum individual income tax rate for long-term capital gains is 20%3 (unless the taxpayer  elects to be taxed at ordinary rates - see
"Limitation  on  Deductibility  of Interest and Short Sale  Expenses"  below), although  in all cases the actual  rates may be higher due to the phase out of certain tax deductions,  exemptions and credits.  The excess of capital losses over capital gains may be offset against the ordinary  income of an individual taxpayer,  subject to an annual deduction  limitation of $3,000. For corporate taxpayers,  the maximum income tax rate is 35%.  Capital losses of a corporate taxpayer may be offset only against  capital gains,  but unused capital losses may be carried back three years (subject to certain  limitations)  and carried forward five years.

            The Fund may realize  ordinary  income from dividends and accruals of interest on securities.  The Fund may hold debt  obligations with "original issue  discount." In such case, the Fund would be required to include  amounts in taxable  income on a current basis even though  receipt of such amounts may occur in a subsequent  year. The Fund may also acquire debt  obligations  with
"market   discount."  Upon  disposition  of  such  an  obligation,   the  Fund
generally  would be required to treat gain realized as interest  income to the extent of the  market  discount  which  accrued  during  the  period  the debt obligation  was held by the  Fund.  The Fund may  realize  ordinary  income or loss with respect to its  investments  in  partnerships  engaged in a trade or business.  Income  or loss  from  transactions  involving  certain  derivative instruments,  such  as  swap  transactions,  will  also  generally  constitute ordinary  income or loss. In addition,  amounts,  if any,  payable by the Fund in  connection  with  equity  swaps,  interest  rate swaps,  caps,  floors and collars likely would be considered  "miscellaneous itemized deductions" which,
for  a  noncorporate   Member,   may  be  subject  to  restrictions  on  their
deductibility.   See   "Deductibility  of  Fund  Investment   Expenditures  by
Noncorporate   Members"   below.   Moreover,   gain  recognized  from  certain
"conversion transactions" will be treated as ordinary income.4

            Currency  Fluctuations  - "Section  988"  Gains or Losses.  To the
            ---------------------------------------------------------
extent that its  investments  are made in securities  denominated in a foreign currency,  gain or loss  realized by the Fund  frequently  will be affected by the fluctuation in the value of such foreign currencies  relative to the value of the  dollar.  Generally,  gains  or  losses  with  respect  to  the  Fund's investments in common stock of foreign  issuers will be taxed as capital gains or  losses  at the  time of the  disposition  of such  stock.  However,  under
Section 988 of the Code,  gains and losses of the Fund on the  acquisition and disposition of foreign  currency (e.g.,  the purchase of foreign  currency and
                                  ----
subsequent  use of the currency to acquire  stock) will be treated as ordinary income or loss.  Moreover,  under Section 988,  gains or losses on disposition
of  debt  securities   denominated  in  a  foreign   currency  to  the  extent
attributable to fluctuation in the value of the foreign  currency  between the date of acquisition  of the debt security and the date of disposition  will be treated as ordinary income or loss.  Similarly,  gains or losses  attributable to  fluctuations  in  exchange  rates  that  occur  between  the time the Fund
accrues   interest  or  other   receivables  or  accrues   expenses  or  other
liabilities  denominated in a foreign  currency and the time the Fund actually collects such  receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

            As indicated  above, the Fund may acquire foreign currency forward contracts,  enter into foreign currency futures  contracts and acquire put and call options on foreign  currencies.  Generally,  foreign  currency  regulated
futures   contracts  and  option  contracts  that  qualify  as  "Section  1256
Contracts"  (see  "Section  1256  Contracts"  below),  will not be  subject to ordinary  income or loss  treatment  under Section 988.  However,  if the Fund acquires  currency futures  contracts or option contracts that are not Section
1256 Contracts,  or any currency forward contracts,  any gain or loss realized by the Fund with respect to such instruments will be ordinary,  unless (i) the contract  is a  capital  asset in the hands of the Fund and is not a part of a straddle  transaction  and (ii) an  election  is made (by the close of the day the  transaction  is entered into) to treat the gain or loss  attributable  to such contract as capital gain or loss.

            Section 1256  Contracts.  In the case of Section  1256  Contracts,
            -----------------------
the Code  generally  applies a "mark to  market"  system of taxing  unrealized gains and losses on such  contracts and  otherwise  provides for special rules of taxation.  A Section  1256  Contract  includes  certain  regulated  futures contracts,  certain foreign  currency forward  contracts,  and certain options contracts.  Under these rules,  Section 1256 Contracts held by the Fund at the end of each  taxable  year of the Fund are  treated  for  Federal  income  tax purposes as if they were sold by the Fund for their fair  market  value on the last  business  day of such  taxable  year.  The net  gain  or  loss,  if any, resulting  from such deemed  sales  (known as "marking to  market"),  together with any gain or loss resulting  from actual sales of Section 1256  Contracts, must be taken into  account by the Fund in  computing  its taxable  income for such  year.  If a  Section  1256  Contract  held  by the  Fund at the end of a taxable  year is sold in the  following  year,  the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss  previously taken into account under the "mark to market" rules.

            Capital  gains  and  losses  from  such  Section  1256   Contracts
generally  are  characterized  as  short-term  capital  gains or losses to the extent of 40% thereof and as long-term  capital  gains or losses to the extent of 60%  thereof.  Such gains and losses will be taxed under the general  rules described above.  Gains and losses from certain foreign currency  transactions will be treated as ordinary income and losses.  (See "Currency  Fluctuations -
'Section  988'  Gains or  Losses.")  If an  individual  taxpayer  incurs a net capital loss for a year, the portion thereof,  if any, which consists of a net loss on Section  1256  Contracts  may,  at the  election of the  taxpayer,  be carried  back  three  years.  Losses  so  carried  back may be  deducted  only against  net  capital  gain to the  extent  that such gain  includes  gains on
Section 1256 Contracts.

            Mixed  Straddle  Election.  The Code allows a taxpayer to elect to
            -------------------------
offset gains and losses from positions  which are part of a "mixed  straddle."
A "mixed  straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts.  Pursuant to Temporary Regulations,  the Fund (and
any  Portfolio  Fund) may be eligible to elect to establish  one or more mixed straddle  accounts for certain of its mixed straddle  trading  positions.  The mixed  straddle  account rules require a daily "marking to market" of all open positions  in the  account  and a daily  netting  of  gains  and  losses  from positions in the account.  At the end of a taxable year,  the annual net gains or losses from the mixed  straddle  account are  recognized  for tax purposes.
The application of the Temporary  Regulations' mixed straddle account rules is not entirely  clear.  Therefore,  there is no assurance  that a mixed straddle account election by the Fund will be accepted by the Service.

            Short  Sales.  Gain or  loss  from a short  sale  of  property  is
            ------------
generally  considered  as capital gain or loss to the extent the property used to close the short  sale  constitutes  a capital  asset in the  Fund's  hands.
Except with respect to certain  situations  where the property used to close a short  sale has a  long-term  holding  period  on the date the  short  sale is entered into,  gains on short sales generally are short-term  capital gains. A loss on a short sale will be treated as a  long-term  capital  loss if, on the date of the short sale,  "substantially  identical  property" has been held by the Fund for more than one year. In addition,  these rules may also  terminate the running of the holding period of "substantially  identical  property" held by the Fund.

            Gain or loss on a short sale will  generally not be realized until such time that the short  sale is closed.  However,  if the Fund holds a short sale position with respect to stock,  certain debt  obligations or partnership interests  that has  appreciated  in value and then acquires  property that is the same as or  substantially  identical to the property sold short,  the Fund generally  will recognize gain on the date it acquires such property as if the short  sale were  closed on such date with such  property.  Similarly,  if the
Fund holds an appreciated  financial  position with respect to stock,  certain debt obligations,  or partnership  interests and then enters into a short sale with  respect  to the  same or  substantially  identical  property,  the  Fund generally will recognize gain as if the  appreciated  financial  position were sold at its fair market  value on the date it enters into the short sale.  The subsequent  holding  period for any  appreciated  financial  position  that is subject  to  these  constructive  sale  rules  will be  determined  as if such position were acquired on the date of the constructive sale.

            Effect of Straddle  Rules on Members'  Securities  Positions.  The
            ------------------------------------------------------------
Service  may  treat  certain   positions  in  securities   held  (directly  or
indirectly) by a Member and its indirect  interest in similar  securities held by the Fund as "straddles"  for Federal income tax purposes.  The  application of the "straddle"  rules in such a case could affect a Member's holding period for the  securities  involved  and may defer the  recognition  of losses  with respect to such securities.5

            Limitation on  Deductibility  of Interest and Short Sale Expenses.
            -----------------------------------------------------------------
For  noncorporate  taxpayers,  Section 163(d) of the Code limits the deduction
for  "investment   interest"  (i.e.,  interest  or  short  sale  expenses  for
                               ----
"indebtedness   properly   allocable  to  property   held  for   investment").
Investment  interest is not  deductible in the current year to the extent that it exceeds the taxpayer's "net investment  income," consisting of net gain and ordinary  income  derived  from  investments  in the current year less certain directly  connected  expenses  (other than  interest or short sale  expenses).
For this purpose,  any long-term  capital gain is excluded from net investment income  unless  the  taxpayer  elects to pay tax on such  amount  at  ordinary income tax rates.

            For  purposes of this  provision,  the Fund's  activities  will be treated as giving rise to investment  income for a Member,  and the investment interest  limitation  would  apply  to a  noncorporate  Member's  share of the interest and short sale  expenses  attributable  to the Fund's  operation.  In such case, a  noncorporate  Member would be denied a deduction for all or part of that  portion  of its  distributive  share of the  Fund's  ordinary  losses attributable  to interest  and short sale  expenses  unless it had  sufficient investment  income from all sources  including  the Fund.  A Member that could not deduct losses  currently as a result of the  application of Section 163(d)
would be entitled to carry  forward  such losses to future  years,  subject to the same limitation.  The investment  interest  limitation would also apply to interest  paid by a  noncorporate  Member on money  borrowed  to  finance  its investment  in the Fund.  Potential  investors  are  advised to  consult  with their own tax  advisers  with  respect to the  application  of the  investment interest limitation in their particular tax situations.

            Deductibility  of Fund Investment  Expenditures and Certain Other
            ------------------------------------------------------------------
Expenditures.  Investment  expenses  (e.g.,  investment  advisory  fees) of an
---------------                       ----
individual,  trust or estate are deductible  only to the extent they exceed 2%
of adjusted gross income.6  In  addition,   the  Code  further  restricts  the
ability  of an  individual  with an  adjusted  gross  income  in  excess  of a specified amount (for 2004,  $142,700 or $71,350 for a married person filing a separate  return) to deduct such  investment  expenses.  Under such provision, investment  expenses  in excess of 2% of  adjusted  gross  income  may only be deducted  to the  extent  such  excess  expenses  (along  with  certain  other itemized  deductions)  exceed  the  lesser  of  (i) 3% of  the  excess  of the individual's  adjusted  gross income over the specified  amount or (ii) 80% of the amount of certain itemized deductions  otherwise allowable for the taxable
year.7  Moreover,   such  investment   expenses  are  miscellaneous   itemized
deductions which are not deductible by a noncorporate  taxpayer in calculating its alternative minimum tax liability.

            Pursuant  to   Temporary   Regulations   issued  by  the  Treasury
Department,   these  limitations  on  deductibility  should  not  apply  to  a noncorporate  Member's  share of the trade or  business  expenses of the Fund.
These  limitations will apply,  however,  to a noncorporate  Member's share of the investment  expenses of the Fund  (including  the Management  Fee, the fee paid to OFI as the Fund's  administrator  and any fee payable to the  managers of a  Portfolio  Fund),  to  the  extent  such  expenses  are  allocable  to a
1     Generally, in the absence of Regulations requiring it, the Fund will not treat positions held through different investment Portfolio Accounts or
Portfolio Funds as offsetting positions for purposes of the straddle rules.
2     Under recently enacted legislation, this rate is reduced in stages until calendar year 2006 when the maximum rate will be 35%.  However, this legislation contains a "sunset" provision that will result in the top rate being restored to 39.6% in 2011.
3     The maximum individual long-term capital gains tax rate is 18% for certain property purchased after December 31, 2000 and held for more than five years.
4     Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction.  The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii)
generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.
5     The Fund will not generally be in a position to furnish to Members information regarding the securities positions of its Portfolio Funds which would permit a Member to determine whether its transactions in securities, which are also held by such Portfolio Funds, should be treated as offsetting positions for purposes of the straddle rules.
6     However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate.  There is a disagreement between two Federal
Courts of Appeal on the question of whether the investment advisory fees incurred by a trust are exempt (under Section 67(e)) from the 2% of adjusted gross income floor on deductibility.  Members that are trusts or estates should consult their tax advisers as to the applicability of these cases to the investment expenses that are allocated to them.
7     Under recently enacted legislation, the latter limitation on itemized deductions will be reduced starting in calendar year 2006 and will be completely eliminated by 2010.  However, this legislation contains a "sunset"
provision that will result in the limitation on itemized deductions being restored in 2011.
8     With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income."  The rate of the excise tax for any taxable year may be reduced to
1% if the private foundation meets certain distribution requirements for the taxable year.  A private foundation will be required to make payments of estimated tax with respect to this excise tax.
9     Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.

Portfolio  Fund that is not in a trade or  business  within the meaning of the
Code or to the  investment  activity  of the Fund.  The Fund  intends to treat its  expenses  attributable  to a  Portfolio  Fund that is engaged in trade or business  within the  meaning of the Code or to the  trading  activity  of the
Fund as not  being  subject  to such  limitations,  although  there  can be no assurance that the Service will agree.

            The  consequences  of these  limitations  will vary depending upon the  particular  tax  situation of each  taxpayer.  Accordingly,  noncorporate
Members should  consult their tax advisers with respect to the  application of these limitations.

             No  deduction  is  allowed  for sales  loads  paid by a Member to acquire an  Interest  in the Fund;  instead any such fees will be included in the Member's  adjusted tax basis for its Interest in the Fund.  To the extent that any  portion  of the  investor  servicing  fee is  treated  as a selling expense, such portion would be subject to the same treatment.

            Application   of  Rules  for  Income  and  Losses  from  Passive
            ------------------------------------------------------------------
Activities.  The Code  restricts the  deductibility  of losses from a "passive activity"  against  certain  income  which  is  not  derived  from  a  passive
activity.   This   restriction   applies  to  individuals,   personal  service
corporations  and certain  closely  held  corporations.  Pursuant to Temporary
Regulations issued by the Treasury Department,  income or loss from the Fund's securities  investment  and trading  activity  generally  will not  constitute income or loss from a passive activity.  Therefore,  passive losses from other sources  generally  could not be  deducted  against a  Member's  share of such income  and gain from the  Fund.  Income or loss  attributable  to the  Fund's investments  in  partnerships  engaged in  certain  trades or  businesses  may constitute passive activity income or loss.

            "Phantom  Income"  From  Fund  Investments.  Pursuant  to  various
             -----------------------------------------
"anti-deferral"  provisions  of the Code (the  "Subpart F,"  "passive  foreign investment  company"  and  "foreign  personal  holding  company"  provisions), investments (if any) by the Fund in certain foreign  corporations  may cause a
Member  to (i)  recognize  taxable  income  prior  to the  Fund's  receipt  of distributable  proceeds,  (ii) pay an  interest  charge on  receipts  that are deemed as having been deferred or (iii)  recognize  ordinary  income that, but for the  "anti-deferral"  provisions,  would have been treated as long-term or short-term capital gain.

Foreign Taxes
-------------

            It is possible  that certain  dividends  and interest  directly or indirectly  received by the Fund from sources within foreign countries will be subject to  withholding  taxes  imposed by such  countries.  In addition,  the
Fund or a  Portfolio  Fund may also be subject to capital  gains taxes in some of the  foreign  countries  where  they  purchase  and  sell  securities.  Tax treaties  between  certain  countries  and the  United  States  may  reduce or eliminate  such  taxes.  It is  impossible  to predict in advance  the rate of foreign tax the Fund will directly or  indirectly  pay since the amount of the
Fund's assets to be invested in various countries is not known.

            The   Members   will  be   informed   by  the  Fund  as  to  their
proportionate  share of the  foreign  taxes  paid by the  Fund or a  Portfolio
Fund,  which they will be  required  to include in their  income.  The Members generally  will be entitled to claim  either a credit  (subject,  however,  to various  limitations  on  foreign  tax  credits)  or,  if they  itemize  their deductions,  a deduction (subject to the limitations  generally  applicable to deductions)  for their share of such foreign taxes in computing  their Federal income  taxes.  A Member that is tax exempt will not  ordinarily  benefit from such credit or deduction.

Unrelated Business Taxable Income
---------------------------------

            Generally,  an exempt  organization  is exempt from Federal income tax on its passive investment income, such as dividends,  interest and capital gains,  whether realized by the organization  directly or indirectly through a partnership in which it is a partner.8  This type of income is exempt  even if it is realized from securities  trading activity which  constitutes a trade or business.

            This general  exemption  from tax does not apply to the "unrelated business  taxable  income"  ("UBTI")  of an  exempt  organization.  Generally, except as noted above with  respect to certain  categories  of exempt  trading activity,  UBTI includes  income or gain derived  (either  directly or through partnerships) from a trade or business,  the conduct of which is substantially unrelated to the exercise or performance of the organization's  exempt purpose or  function.  UBTI also  includes  "unrelated  debt-financed  income,"  which generally consists of (i) income derived by an exempt  organization  (directly or through a  partnership)  from  income-producing  property  with  respect to which  there is  "acquisition  indebtedness"  at any time  during the  taxable year, and (ii) gains derived by an exempt organization  (directly or through a partnership)  from the  disposition of property with respect to which there is
"acquisition  indebtedness" at any time during the twelve-month  period ending with  the  date  of such  disposition.  With  respect  to its  investments  in partnerships engaged in a trade or business,  the Fund's income (or loss) from these investments may constitute UBTI.

            The Fund may incur  "acquisition  indebtedness"  with  respect  to certain of its  transactions,  such as the purchase of  securities  on margin.
Based upon a published  ruling  issued by the Service  which  generally  holds that  income and gain with  respect to short sales of  publicly  traded  stock does not  constitute  income  from debt  financed  property  for  purposes  of computing  UBTI,  the Fund will  treat its short  sales of  securities  as not involving "acquisition indebtedness" and therefore not resulting in UBTI.9
To the extent the Fund recognizes  income (i.e.,  dividends and interest) from
                                           ----
securities with respect to which there is "acquisition  indebtedness" during a taxable  year,  the  percentage  of such income  which will be treated as UBTI generally  will be based on the  percentage  which  the  "average  acquisition indebtedness"  incurred  with  respect to such  securities  is of the "average amount of the adjusted basis" of such securities during the taxable year.

            To the  extent  the Fund  recognizes  gain  from  securities  with respect to which there is  "acquisition  indebtedness"  at any time during the twelve-month period ending with the date of their disposition,  the percentage of such gain which  will be  treated  as UBTI will be based on the  percentage which  the  highest  amount  of  such  "acquisition  indebtedness"  is of  the
"average amount of the adjusted  basis" of such securities  during the taxable year.  In  determining  the  unrelated  debt-financed  income of the Fund,  an
allocable   portion  of  deductions   directly   connected   with  the  Fund's
debt-financed   property  is  taken  into  account.   Thus,  for  instance,  a
percentage of losses from  debt-financed  securities  (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

            Since  the  calculation  of the  Fund's  "unrelated  debt-financed income" is complex  and will  depend in large part on the amount of  leverage,
if any, used by the Fund from time to time,10 it  is   impossible  to  predict
what  percentage  of the Fund's income and gains will be treated as UBTI for a
Member  which is an exempt  organization.  An exempt  organization's  share of the  income or gains of the Fund which is treated as UBTI may not be offset by losses of the exempt  organization  either from the Fund or otherwise,  unless such  losses are treated as  attributable  to an  unrelated  trade or business
(e.g., losses from securities for which there is acquisition indebtedness).
-----

            To the  extent  that  the  Fund  generates  UBTI,  the  applicable
Federal tax rate for such a Member  generally would be either the corporate or
trust  tax  rate  depending   upon  the  nature  of  the   particular   exempt
organization.  An exempt  organization  may be  required  to  support,  to the satisfaction  of the Service,  the method used to calculate its UBTI. The Fund will be  required  to  report  to a  Member  which is an  exempt  organization information  as to the portion,  if any, of its income and gains from the Fund for each year which will be treated as UBTI.  The  calculation  of such amount with respect to transactions  entered into by the Fund is highly complex,  and there is no assurance that the Fund's  calculation of UBTI will be accepted by the Service.

            In general,  if UBTI is allocated to an exempt  organization  such as a qualified  retirement  plan or a private  foundation,  the portion of the
Fund's  income  and gains  which is not  treated as UBTI will  continue  to be exempt  from tax,  as will the  organization's  income  and gains  from  other investments  which are not  treated as UBTI.  Therefore,  the  possibility  of realizing  UBTI from its  investment in the Fund  generally  should not affect
the tax-exempt status of such an exempt organization.11  However,            a
charitable  remainder  trust will not be exempt from Federal  income tax under
Section   664(c)  of  the  Code  for  any  year  in  which  it  has  UBTI.   A
title-holding  company will not be exempt from tax if it has certain  types of
UBTI.  Moreover,  the  charitable  contribution  deduction  for a trust  under
Section  642(c) of the Code may be limited for any year in which the trust has
UBTI. A prospective  investor  should  consult its tax adviser with respect to
the  tax   consequences   of  receiving  UBTI  from  the  Fund.   (See  "ERISA
Considerations.")

Certain Issues Pertaining to Specific Exempt Organizations
----------------------------------------------------------

            Private  Foundations.  Private  foundations and their managers are
            --------------------
subject  to excise  taxes if they  invest  "any  amount in such a manner as to jeopardize  the  carrying  out of any of the  foundation's  exempt  purposes."
This rule requires a foundation manager, in making an investment,  to exercise
"ordinary  business  care and  prudence"  under the  facts  and  circumstances prevailing  at the  time  of  making  the  investment,  in  providing  for the short-term  and  long-term  needs of the  foundation  to carry out its  exempt purposes.  The factors  which a  foundation  manager may take into  account in assessing an  investment  include the expected rate of return (both income and capital  appreciation),  the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

            In order to avoid  the  imposition  of an  excise  tax,  a private
foundation   may  be  required   to   distribute   on  an  annual   basis  its
"distributable  amount,"  which  includes,  among  other  things,  the private foundation's  "minimum  investment return," defined as 5% of the excess of the fair market value of its  nonfunctionally  related  assets (assets not used or held for use in carrying out the foundation's  exempt purposes),  over certain indebtedness  incurred by the  foundation in connection  with such assets.  It appears  that a  foundation's  investment  in the Fund would most  probably be classified  as a  nonfunctionally  related  asset.  A  determination  that  an interest in the Fund is a  nonfunctionally  related  asset  could  conceivably cause  cash  flow  problems  for  a  prospective  Member  which  is a  private foundation.  Such an organization  could be required to make  distributions in an amount  determined by reference to unrealized  appreciation in the value of its  interest  in the Fund.  Of course,  this  factor  would  create less of a problem  to the  extent  that the value of the  investment  in the Fund is not significant in relation to the value of other assets held by a foundation.

            In  some  instances,  an  investment  in  the  Fund  by a  private foundation may be prohibited by the "excess business  holdings"  provisions of the Code. For example,  if a private  foundation  (either directly or together with a "disqualified  person")  acquires more than 20% of the capital interest or profits  interest of the Fund, the private  foundation may be considered to have "excess  business  holdings."  If this  occurs,  such  foundation  may be required  to divest  itself of its  interest in the Fund in order to avoid the imposition  of an excise  tax.  However,  the  excise tax will not apply if at least  95% of  the  gross  income  from  the  Fund  is  "passive"  within  the applicable  provisions of the Code and  Regulations.  Although there can be no assurance,  the Board  believes  that the Fund will meet such 95% gross income test.

            A  substantial  percentage  of  investments  of  certain  "private operating  foundations"  may be restricted to assets directly devoted to their tax-exempt purposes.  Otherwise,  generally,  rules similar to those discussed above govern their operations.

     Qualified   Retirement  Plans.   Employee  benefit  plans  subject  to  the
     ---------   ----------  -----
provisions  of ERISA,  Individual  Retirement  Accounts  and Keogh Plans  should consult their counsel as to the  implications of such an investment under ERISA.
(See "ERISA Considerations.")

     Endowment  Funds.  Investment  managers of endowment  funds should consider whether the  acquisition  of an Interest is legally  permissible.  This is not a matter of Federal  law, but is  determined  under state  statutes.  It should be noted,  however,  that under the Uniform Management of Institutional  Funds Act, which  has  been  adopted,  in  various  forms,  by a large  number  of  states, participation in investment partnerships or similar organizations in which funds are commingled and investment  determinations are made by persons other than the governing board of the endowment fund is allowed.

State and Local Taxation
------------------------

     In  addition  to the  Federal  income  tax  consequences  described  above, prospective investors should consider potential state and local tax consequences of an investment  in the Fund.  State and local tax laws differ in the treatment of limited liability  companies such as the Fund. A few jurisdictions may impose entity  level  taxes  on a  limited  liability  company  if it is  found to have sufficient  contact with that  jurisdiction.  Such taxes are frequently based on the income and  capital of the entity  that is  allocated  to the  jurisdiction.
Although there can be no assurance,  except as noted below,  the Fund intends to conduct its  activities so that it will not be subject to entity level  taxation by any state or local jurisdiction.

     State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income,  gain, loss, deduction and credit.
A  Member's  distributive  share  of the  taxable  income  or loss  of the  Fund generally will be required to be included in determining  its reportable  income for state and local tax purposes in the  jurisdiction in which it is a resident.
A partnership  in which the Fund acquires an interest may conduct  business in a jurisdiction  which will  subject to tax a Member's  share of the  partnership's income  from that  business.  Prospective  investors  should  consult  their tax advisers  with  respect  to the  availability  of a  credit  for such tax in the jurisdiction in which that Member is a resident.

     The Fund, which is treated as a partnership for New York State and New York
City  income  tax  purposes,  should  not  be  subject  to  the  New  York  City unincorporated  business  tax,  which  is not  imposed  on a  partnership  which purchases and sells securities for its "own account." (This exemption may not be applicable  to the extent a  partnership  in which the Fund  invests  conducts a business in New York City.) By reason of a similar "own account"  exemption,  it is also expected that a nonresident  individual  Member should not be subject to
New York State  personal  income tax with respect to his share of income or gain realized  directly  by the Fund.  A  nonresident  individual  Member will not be subject  to New York City  earnings  tax on  nonresidents  with  respect  to his investment in the Fund.

     Individual  Members who are  residents  of New York State and New York City should be aware  that the New York State and New York City  personal  income tax laws limit the  deductibility  of itemized  deductions and interest  expense for individual  taxpayers at certain income levels. These limitations may apply to a
Member's share of some or all of the Fund's  expenses.  Prospective  Members are urged to  consult  their  tax  advisers  with  respect  to the  impact  of these provisions and the Federal  limitations on the deductibility of certain itemized deductions and investment expenses on their New York State and New York City tax liability.

     For purposes of the New York State corporate franchise tax and the New York
City  general  corporation  tax,  a  corporation  generally  is treated as doing business  in New York State and New York City,  respectively,  and is subject to such corporate taxes as a result of the ownership of a partnership interest in a
partnership   which  does  business  in  New  York  State  and  New  York  City, respectively.12 Each of the New York State and New York City corporate taxes are imposed,  in part, on the  corporation's  taxable income or capital allocable to
the  relevant   jurisdiction  by  application  of  the  appropriate   allocation
percentages.  Moreover,  a non-New York  corporation  which does business in New
York State may be subject to a New York State license fee. A  corporation  which is subject to New York State corporate franchise tax solely as a result of being
a   non-managing   member  in  a  New  York   partnership   may,  under  certain
circumstances,  elect to compute its New York State  corporate  franchise tax by taking into account only its distributive share of such partnership's income and loss. There is currently no similar  provision in effect for purposes of the New
York City general corporation tax.

     Regulations  under both the New York State corporate  franchise tax and New
York City general corporation tax, however, provide an exemption to this general rule in the case of a  "portfolio  investment  partnership,"  which is  defined, generally, as a partnership which meets the gross income requirements of Section
851(b)(2)  of the Code.  New York  State  (but not New York  City)  has  adopted regulations  that also  include  income  and gains from  commodity  transactions described  in Section  864(b)(2)(B)(iii)  as  qualifying  gross  income for this purpose. The qualification of the Fund as a "portfolio  investment  partnership"
with respect to its investments  through Portfolio  Accounts and Portfolio Funds must be determined  on an annual basis and, with respect to a taxable year,  the
Fund and/or one or more Portfolio Funds may not qualify as portfolio  investment partnerships. Therefore, a corporate non-managing member may be treated as doing business in New York State and New York City as a result of its  interest in the
Fund or its indirect interest in a nonqualifying Portfolio Fund.

     A trust  or  other  unincorporated  organization  which  by  reason  of its purposes or activities is exempt from Federal income tax is also exempt from New
York State and New York City personal income tax. A nonstock  corporation  which is exempt from Federal  income tax is  generally  presumed to be exempt from New
York State corporate  franchise tax and New York City general  corporation  tax.
New York  State  imposes a tax with  respect  to such  exempt  entities  on UBTI
(including unrelated debt-financed income) at a rate which is currently equal to the New York State  corporate  franchise tax rate (plus the  corporate  surtax).
There is no New York City tax on the UBTI of an otherwise exempt entity.

     Each  prospective  corporate  Member  should  consult its tax adviser  with regard to the New York State and New York City tax consequences of an investment in the Fund.

ERISA  CONSIDERATIONS  Persons who are  fiduciaries  with respect to an employee benefit  plan or other  arrangement  subject to the Employee  Retirement  Income
Security Act of 1974,  as amended (an "ERISA  Plan" and "ERISA,"  respectively), and persons who are fiduciaries  with respect to an IRA or Keogh Plan,  which is not  subject  to ERISA but is  subject to the  prohibited  transaction  rules of
Section 4975 of the Code  (together  with ERISA Plans,  "Benefit  Plans") should consider,  among other things,  the matters  described below before  determining whether to invest in the Fund.

     ERISA imposes certain general and specific  responsibilities on persons who
are   fiduciaries   with   respect  to  an  ERISA  Plan,   including   prudence,
diversification,  an obligation  not to engage in a prohibited  transaction  and other standards.  In determining whether a particular  investment is appropriate for an ERISA  Plan,  Department  of Labor  ("DOL")  regulations  provide  that a fiduciary of an ERISA Plan must give appropriate  consideration  to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration  whether the investment is designed reasonably to further the
ERISA  Plan's  purposes,  an  examination  of the risk and return  factors,  the portfolio's  composition  with  regard to  diversification,  the  liquidity  and current  return of the total  portfolio  relative to the  anticipated  cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax
Aspects--Unrelated  Business Taxable Income" and "--Certain Issues Pertaining to
Specific Exempt  Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives.  Before investing the assets of an  ERISA  Plan in the  Fund,  a  fiduciary  should  determine  whether  such an investment is consistent with its fiduciary  responsibilities  and the foregoing regulations.  For example,  a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether  the assets of the ERISA Plan would be  sufficiently  diversified.  If a
fiduciary   with   respect  to  any  such  ERISA  Plan   breaches   its  or  his
responsibilities  with regard to selecting an investment or an investment course of action for such  ERISA  Plan,  the  fiduciary  itself or himself  may be held liable for losses incurred by the ERISA Plan as a result of such breach.

     Because  the  Fund  is  registered  as  an  investment  company  under  the
Investment  Company  Act,  the  underlying  assets  of the  Fund  should  not be considered  to be "plan  assets" of the ERISA  Plans  investing  in the Fund for purposes of ERISA's  (or the Code's)  fiduciary  responsibility  and  prohibited transaction  rules.  Thus,  OFI and Tremont will not be  fiduciaries  within the meaning of ERISA by reason of their authority with respect to the Fund.

     A Benefit  Plan which  proposes  to invest in the Fund will be  required to represent that it, and any fiduciaries  responsible for such Plan's investments, are aware of and  understand  the  Fund's  investment  objective,  policies  and strategies,  that the  decision  to invest plan assets in the Fund was made with appropriate  consideration  of relevant  investment  factors  with regard to the
Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries  with regard to their  investment  decisions  under ERISA and/or the
Code.

     Certain   prospective   Benefit   Plan  Members  may   currently   maintain
relationships with OFI, Tremont or their affiliates. Each of such persons may be deemed to be a party in interest to and/or a  fiduciary  of any Benefit  Plan to which it provides investment management,  investment advisory or other services.
ERISA  prohibits  (and the Code  penalizes)  the use of ERISA and  Benefit  Plan assets for the benefit of a party in interest and also  prohibits (or penalizes)
an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an  investment  from  which it or  certain  third  parties  in  which  such fiduciary has an interest would receive a fee or other consideration.  ERISA and
Benefit Plan Members should  consult with counsel to determine if  participation in the  Fund  is a  transaction  that  is  prohibited  by  ERISA  or  the  Code.
Fiduciaries  of ERISA or Benefit Plan Members will be required to represent that the  decision  to  invest in the Fund was made by them as  fiduciaries  that are
independent  of  such  affiliated  persons,   that  such  fiduciaries  are  duly
authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

     The  provisions  of  ERISA  and the  Code  are  subject  to  extensive  and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code  contained in this SAI and the  prospectus  is general and may be affected by future  publication  of  regulations  and rulings.  Potential
Benefit  Plan  Members  should  consult  their  legal  advisers   regarding  the
consequences  under  ERISA  and the Code of the  acquisition  and  ownership  of
Interests.

     BROKERAGE Each Portfolio Manager is directly responsible for placing orders for the execution of portfolio  transactions for the Portfolio Fund or Portfolio
Account that it manages and for the  allocation  of brokerage.  Transactions  on
U.S. stock exchanges and on some foreign stock exchanges  involve the payment of negotiated  brokerage  commissions.  On the  great  majority  of  foreign  stock exchanges,  commissions are fixed. No stated commission is generally  applicable to  securities  traded  in  over-the-counter  markets,  but the  prices of those securities include undisclosed commissions or mark-ups.

     In  selecting  brokers and dealers to execute  transactions  on behalf of a
Portfolio Fund or Portfolio Account,  each Portfolio Manager will generally seek to obtain the best price and execution for the transactions, taking into account factors such as price,  size of order,  difficulty of execution and  operational facilities  of a brokerage  firm,  the scope and quality of  brokerage  services provided, and the firm's risk in positioning a block of securities.  Although it
is  expected  that  each  Portfolio   Manager  generally  will  seek  reasonably
competitive  commission  rates, a Portfolio Manager will not necessarily pay the lowest  commission  available on each transaction.  The Portfolio  Managers will typically  have no  obligation  to deal with any  broker or group of  brokers in executing  transactions in portfolio securities.  Brokerage practices adopted by
Portfolio Managers with respect to Portfolio Funds may vary and will be governed by each Portfolio Fund's organizational documents.

     Consistent  with the  principle  of  seeking  best price and  execution,  a
Portfolio  Manager may place orders for a Portfolio  Fund or  Portfolio  Account with  brokers  that  provide  the  Portfolio  Manager  and its  affiliates  with supplemental research,  market and statistical information,  including advice as to the value of  securities,  the  advisability  of investing in,  purchasing or selling securities,  and the availability of securities or purchasers or sellers
of  securities,   and  furnishing   analyses  and  reports  concerning  issuers,
industries,  securities, economic factors and trends, portfolio strategy and the performance  of  accounts.  The  expenses  of the  Portfolio  Managers  are  not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio  Managers or their  affiliates in providing services to clients  other than the Portfolio  Funds and the Portfolio  Accounts they manage. In addition, not all of the supplemental information is necessarily used by a Portfolio  Manager in connection  with the Portfolio Fund or Portfolio
Account it manages.  Conversely, the information provided to a Portfolio Manager by brokers and dealers  through which other clients of the Portfolio  Manager or its affiliates  effect  securities  transactions  may be useful to the Portfolio
Manager in providing services to the Portfolio Fund or a Portfolio Account.

     It is anticipated that Portfolio Managers (including each Portfolio Manager retained  to  manage  a  Portfolio  Account)  will  generally  follow  brokerage placement  practices  similar to those described above. The brokerage  placement practices  described  above  will also be  followed  by Tremont to the extent it places  transactions for the Fund.  However,  certain Portfolio  Managers (other than those managing Portfolio Accounts) may have policies that permit the use of brokerage  commissions of a Portfolio  Fund to obtain  products or services that are not research related and that may benefit the Portfolio Manager.

VALUATION OF ASSETS The Board of Managers  has  established  procedures  for the valuation of the Fund's securities. In general those procedures are as follows:

Equity securities,  puts, calls and futures traded on a U.S. securities exchange or on NASDAQ are valued as follows:

(1)  if last sale information is regularly reported, they are valued at the last reported sale price on the  principal  exchange on which they are traded or on NASDAQ, as applicable, on that day, or

(2)  if last sale  information  is not available on a valuation  date,  they are valued at the last reported sale price  preceding the valuation  date if it is  within  the  spread of the  closing  "bid"  and  "asked"  prices on the valuation  date or, if not,  at the closing  "bid"  price on the  valuation date.

Equity securities traded on a foreign  securities  exchange generally are valued in one of the following ways:

(1)  at the last sale price  available  to the pricing  service  approved by the
     Board of Managers, or

(2)  at the last sale price  obtained  by OFI from the  report of the  principal exchange on which the security is traded at its last trading  session on or immediately before the valuation date, or

(3)  at the  mean  between  the  "bid"  and  "asked"  prices  obtained  from the principal  exchange  on which the  security  is traded  or, on the basis of reasonable inquiry, from two market makers in the security.

The  following  securities  are valued at the mean between the "bid" and "asked"
prices  determined  by a pricing  service  approved  by the Board of Managers or obtained by OFI from two active  market  makers in the  security on the basis of reasonable inquiry:

(1)  debt instruments that have a maturity of more than 397 days when issued,

(2)  debt  instruments  that had a maturity  of 397 days or less when issued and have a remaining maturity of more than 60 days,

(3)  non-money  market debt  instruments that had a maturity of 397 days or less when issued and which have a remaining maturity of 60 days or less, and (4)
     puts, calls and futures that are not traded on an exchange or on NASDAQ.

     Money market debt securities that had a maturity of less than 397 days when issued  that have a  remaining  maturity  of 60 days or less are valued at cost, adjusted for amortization of premiums and accretion of discounts.

     Securities (including restricted  securities) not having  readily-available
market   quotations  are  valued  at  fair  value  determined  under  procedures established  by the Board of  Managers.  If OFI is unable to locate  two  market makers willing to give quotes,  a security may be priced at the mean between the
"bid" and "asked"  prices  provided by a single  active  market  maker (which in certain  cases may be the "bid"  price if no "asked"  price is  available).  The
Fund's  interests in  Portfolio  Funds will not have  readily  available  market quotations  and will be  valued  at their  "fair  value,"  as  determined  under procedures established by the Board of Managers. As described in the prospectus, with respect to its interests in Portfolio Funds, the Fund will normally rely on valuation  information  provided by Portfolio Managers as being the "fair value"
of such  investments.  The  Board  of  Managers,  however,  will  consider  such
information  provided  by  Portfolio  Managers,   as  well  as  other  available
information,  and may  possibly  conclude  in  unusual  circumstances  that  the information  provided by a Portfolio Manager does not represent the "fair value"
of the Fund's interests in Portfolio Funds.

     In the  case of U.S.  government  securities,  mortgage-backed  securities, corporate bonds and foreign government securities, when last sale information is not generally  available,  OFI may use pricing services approved by the Board of
Managers.  The pricing  service may use "matrix"  comparisons  to the prices for comparable  instruments  on the basis of quality,  yield,  and  maturity.  Other special  factors may be involved (such as the tax-exempt  status of the interest paid by  municipal  securities).  OFI will  monitor the  accuracy of the pricing services.  That  monitoring  may include  comparing  prices  used for  portfolio valuation to actual sales prices of selected securities.

     The closing  prices in the London foreign  exchange  market on a particular business day that are provided by a bank, dealer or pricing service that OFI has determined to be reliable are used to value foreign currency,  including forward foreign currency contracts, and to determine the U.S. dollar value of securities that are denominated or quoted in foreign currency.

INDEPENDENT  AUDITORS  AND  LEGAL  COUNSEL  Ernst  &  Young  LLP  serves  as the independent  auditors of the Fund.  Its  principal  business  address is 5 Times
Square, New York, NY 10036.

Mayer,  Brown, Rowe & Maw LLP, New York, New York, acts as Fund Counsel and
Independent Manager Counsel.

CUSTODIAN  PFPC Trust Company (the  "Custodian")  serves as the custodian of the
Fund's assets,  and may maintain  custody of the Fund's assets with domestic and
non-U.S.  subcustodians  (which  may  be  banks,  trust  companies,   securities
depositories and clearing  agencies)  approved by the Board.  Assets of the Fund are not held by OFI or Tremont or commingled  with the assets of other  accounts except to the extent that  securities  are held in the name of a custodian  in a securities  depository,  clearing  agency or  omnibus  customer  account of such custodian.  The Custodian's  principal business address is 400 Bellevue Parkway,
Wilmington, Delaware 19809.

CONTROL  PERSONS AND PRINCIPAL  HOLDERS OF SECURITIES As of March 31, 2004,  OFI
owned, beneficially and of record, approximately 40.97% of the Interests. OFI is a corporation  organized  under the laws of Colorado and maintains its principal office at Two World Financial  Center,  225 Liberty  Street,  New York, New York
10281-1008.  Also  as  of  that  date,  Tremont,  an  affiliate  of  OFI,  owned approximately  0.84%  of  the  Interests.  OFI  is  indirectly  wholly-owned  by
MassMutual,  a mutual life  insurance  company  organized  under the laws of the
Commonwealth of  Massachusetts  and maintains its principal office at 1295 State
Street, Springfield, Massachusetts 01111.

     Interests held by OFI alone or by OFI and Tremont together  constitute more than 25% of the Shares, and so OFI and Tremont may be deemed to control the Fund and generally would be in a position to control the outcome of voting on matters as to which Members are entitled to vote.

     No  other  person  owned,  beneficially  or of  record,  5% or  more of the outstanding Interests.

SUMMARY OF LLC AGREEMENT The  following is a summary  description  of additional items and of  select  provisions  of the LLC  Agreement  that are not  described elsewhere in this SAI or in the Fund's prospectus. The description of such items and provisions is not  definitive  and reference  should be made to the complete text of the LLC Agreement contained in Appendix B to the prospectus.

LIABILITY OF MEMBERS

     Members  in the Fund will be  members  of a limited  liability  company  as provided under Delaware law. Under Delaware law and the LLC Agreement,  a Member
will not be liable for the debts,  obligations or liabilities of the Fund solely by reason of being a Member,  except  that the Member may be  obligated  to make capital  contributions  to the Fund pursuant to the LLC Agreement,  to repay any funds  wrongfully  distributed  to the  Member.  A  Member  may be  required  to contribute to the Fund,  whether before or after the Fund's dissolution or after the Member  ceases to be a Member,  such amounts as the Fund deems  necessary to meet the Fund's debts, obligations or liabilities (not to exceed for any Member, the  aggregate  amount of any  distributions,  amounts  in  connection  with the repurchase  of all or a portion of the Member's  interests and any other amounts received  by the Member  from the Fund  during or after the fiscal year to which any debt, obligation or liability of the Fund is incurred).

DUTY OF CARE

     The LLC  Agreement  provides  that  neither the  Managers,  OFI, or Tremont
(including  certain of their  affiliates,  among  others) shall be liable to the
Fund or any of the  Members  for any  loss or  damage  occasioned  by any act or omission in the performance of their respective  services as such in the absence of willful  misfeasance,  bad faith,  gross negligence or reckless  disregard of
their   duties.   The  LLC   Agreement   also   contains   provisions   for  the
indemnification,  to the extent  permitted  by law, of the Managers by the Fund, but not by the Members individually,  against any liability and expense to which any of them may be liable which arises in  connection  with the  performance  of their activities on behalf of the Fund. A Manager will not be personally  liable to any Member for the repayment of any balance in such Member's  capital account or for  contributions  by such Member to the capital of the Fund or by reason of any change in the Federal or state income tax laws applicable to the Fund or its
Members.  The rights of indemnification  and exculpation  provided under the LLC
Agreement  do not provide for  indemnification  of a Manager for any  liability,
including   liability  under  Federal   securities  laws  which,  under  certain
circumstances,  impose  liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification  would be in violation of applicable law.

POWER OF ATTORNEY

     By  purchasing  an Interest  and by signing the LLC  Agreement  (which each
Member will do by virtue of signing the Member  certification  form  attached to the  prospectus  as Appendix  A),  each Member will  appoint OFI and each of the
Managers  his  or  her   attorney-in-fact   for  purposes  of  filing   required
certificates and documents relating to the formation and continuance of the Fund as a limited  liability  company under  Delaware law or signing all  instruments effecting  authorized  changes in the Fund or the LLC Agreement and  conveyances and other instruments  deemed necessary to effect the dissolution or termination of the Fund.

     The   power-of-attorney   granted  in  the  LLC   Agreement  is  a  special
power-of-attorney  coupled  with an  interest  in  favor  of OFI and each of the
Managers and as such is  irrevocable  and  continues in effect until all of such
Member's  Interest has been withdrawn  pursuant to a repurchase or redemption of the Interest or a transfer to one or more transferees that have been approved by the Board for admission to the Fund as substitute Members.

TERM, DISSOLUTION AND
LIQUIDATION

     The Fund will be dissolved:

o    upon the  affirmative  vote to dissolve  the Fund by both (1) the Board and
     (2)  Members  holding  at least  two-thirds  of the  total  number of votes eligible to be cast by all Members;

o    upon the  expiration of any two-year  period that  commences on the date on which any Member has submitted a written notice to the Fund  requesting the repurchase of its entire Interest, in accordance with the LLC Agreement, if the Fund has not repurchased the Member's Interest;

o    at the election of OFI;

o    upon the failure of Members to elect successor Managers at a meeting called by OFI when no Manager remains to continue the business of the Fund; or

o    as required by operation of law.

     Upon the occurrence of any event of  dissolution,  the Board or OFI, acting as liquidator  under  appointment  by the Board (or another  liquidator,  if the
Board does not appoint  OFI to act as  liquidator  or is unable to perform  this function),  is charged with  winding up the affairs of the Fund and  liquidating its  assets.  Net  profits or net loss during the fiscal  period  including  the period of  liquidation  will be allocated as described in the  prospectus  under
"Capital Accounts -- Allocation of Net Profits and Losses."

     Upon the  dissolution  of the Fund,  its assets are to be  distributed  (1)
first to satisfy the debts,  liabilities and obligations of the Fund, other than debts to Members, including actual or anticipated liquidation expenses, (2) next to satisfy debts,  liabilities and obligations owing to the Members, (3) next to the Special Advisory Member to the extent of any balance in the Special Advisory
Account  after giving  effect to any  Incentive  Allocation to be made as of the date of dissolution of the Fund, and (4) finally to the Members  proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that  such  a  distribution  would  be  in  the  interests  of  the  Members  in facilitating an orderly liquidation.

VOTING

     Each  Member has the right to cast a number of votes  equal to the value of the Member's  capital  account at a meeting of Members called by the Board or by
Members  holding 25% or more of the total  number of votes  eligible to be cast.
Members  will be  entitled  to vote on any  matter  on which  shareholders  of a registered  investment  company  organized as a  corporation  would  normally be entitled to vote,  including  the election of  Managers,  approval of the Fund's agreement  any  investment  adviser of the Fund,  and approval of the  Company's auditors,  and on  certain  other  matters,  to the extent  that the  Investment
Company  Act  requires  a vote of Members  on any such  matters.  Except for the exercise of their voting  privileges,  Members in their capacity as such are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund. The interest of the Special Advisory Member is non-voting.

REPORTS TO MEMBERS

     The Fund will  furnish to Members as soon as  practicable  after the end of each taxable year such  information as is necessary for such Members to complete
Federal and state income tax or  information  returns,  along with any other tax information  required by law. The Fund will send to Members a semi-annual and an audited  annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the Investment Company Act. Quarterly reports from OFI or Tremont  regarding the Fund's  operations during each fiscal quarter also will be sent to Members.

FISCAL YEAR

For accounting purposes, the Fund's fiscal year is the 12-month period ending on
March 31. For tax purposes, the Fund intends to adopt the 12-month period ending
December  31 of each year will be the taxable  year of the Fund.  as its taxable year.  However,  in certain  circumstances  the Fund may be  required to adopt a taxable  year ending on another  date.  A taxable year ending on such other date may therefore be required  temporarily  until the Fund has attracted  additional investors  with calendar  years for tax purposes,  at which time the Fund may be eligible to change its taxable year-end to December 31.

FUND ADVERTISING AND SALES MATERIAL Advertisements and sales literature relating to the  Fund and  reports  to  Members  may  include  quotations  of  investment performance.  In these  materials,  the  Fund's  performance  will  normally  be portrayed  as the net return to an  investor  in the Fund  during  each month or quarter  of  the  period  for  which  investment  performance  is  being  shown.
Cumulative  performance  and  year-to-date  performance  computed by aggregating quarterly or monthly  return data may also be used.  Investment  returns will be reported  on a net  basis,  after  all  fees  and  expenses  and  the  Incentive
Allocation.  Other  methods  may also be used to portray  the Fund's  investment performance.

     The Fund's  investment  performance  will vary from time to time,  and past results are not necessarily representative of future results.

     Comparative  performance  information,  as well as any  published  ratings, rankings and analyses,  reports and articles  discussing  the Fund,  may also be used to advertise or market the Fund,  including data and materials  prepared by recognized sources of such information. Such information may include comparisons of the Fund's  investment  performance to the  performance of recognized  market indices and indices,  including but not limited to the  CSFB/Tremont  Hedge Fund
Index, an index prepared in part by Tremont Advisers,  Inc., an affiliate of OFI and Tremont.  Comparisons may also be made to economic and financial  trends and data that may be relevant for  investors to consider in  determining  whether to invest in the Fund.

NO LETTER OF INTENT;  NO RIGHT OF ACCUMULATION  Effective May __, 2004, the Fund
ceased to honor Letters of Intent.

     Also effective May __, 2004, the Fund ceased to make Rights of Accumulation available to Members.  Existing  Members who properly  notified the Fund,  on or before that date, may still continue to acquire Interests pursuant to such Right of Accumulation. If you are such a Member, the following applies to you.

     To  qualify  for  the  lower  sales  charge  rates  that  apply  to  larger investments in the Fund, you and your spouse can add together:

o    Interests in the Fund you purchase for your individual  accounts (including
     IRAs),  or for your joint accounts,  or for trust or custodial  accounts on behalf of your children who are minors,  and o Current  investments  in the
     Fund to reduce the sales charge rate that  applies to current  purchases of
     Interests in the Fund, and o Interests of the Fund you previously purchased subject to a sales charge, provided that you still hold that investment.

     A fiduciary can count all Interests  purchased for a trust, estate or other fiduciary account that has multiple accounts. To determine the sales charge rate that applies,  the Distributor  will add, to the gross amount of the purchase to be held in escrow pending  investment in the Fund: (1) net amounts  already held in escrow  pending  investment  in the Fund,  (2)  Interests  purchased on first business  day of the  current  month,  and (3) all  other  Interests  previously purchased  (determined as of the most recent  valuation date). The reduced sales charge will apply only to the current purchase.

     As  stated  above,  the Fund  ceased  making  such  Right  of  Accumulation available  to Members who have not yet  notified  the Fund about their desire to participate.

                              FINANCIAL STATEMENTS

     The Fund's audited  financial  statements for the year ended March 31, 2004 immediately follow. 2

                                   APPENDIX A

                               Sales Load Waivers

In certain cases,  the initial sales load that applies to purchases of Interests may be  waived in  recognition  of the  realization  of the  economies  of sales efforts by OppenheimerFunds Distributor,  Inc., ("OFDI"), or by dealers or other financial institutions that offer Interests to certain classes of investors.

For the purposes of some of the waivers  described below and as described in the prospectus, the term "Retirement Plan" refers to the following types of plans:

(1)  plans  qualified  under Sections  401(a) or 401(k) of the Internal  Revenue
     Code,
(2)  non-qualified deferred compensation plans,
(3)  employee benefit plans1
(4)  Group Retirement Plans2
(5)  403(b)(7) custodial plan accounts
(6)  Individual  Retirement Accounts ("IRAs"),  including traditional IRAs, Roth
     IRAs, SEP-IRAs, SARSEPs or SIMPLE plans

The  interpretation of these provisions as to the applicability of a waiver in a particular case is in the sole discretion of OFDI.  These waivers may be amended or  terminated  at any time by the Fund,  OFDI,  and/or  OppenheimerFunds,  Inc.
("OFI").

     Waivers must be requested by the investor  and/or the investor's  broker or dealer at the time of purchase.

--------------

1.   An "employee benefit plan" means any plan or arrangement, whether or not it is "qualified"  under the Internal  Revenue Code, under which Interests are purchased  by a  fiduciary  or  other  administrator  for  the  account  of participants  who are  employees  of a  single  employer  or of  affiliated employers.  These may  include,  for  example,  medical  savings  accounts, payroll  deduction  plans  or  similar  plans.  The fund  accounts  must be registered in the name of the  fiduciary or  administrator  purchasing  the shares for the benefit of participants in the plan.
2.   The term "Group  Retirement  Plan"  means any  qualified  or  non-qualified retirement  plan for  employees of a  corporation  or sole  proprietorship, members and employees of a partnership or  association  or other  organized group of persons (the members of which may include  other  groups),  if the group has made special  arrangements with OFDI and all members of the group participating  in (or who  are  eligible  to  participate  in) the  plan to purchase  Interests  through a single  investment  dealer,  broker or other financial  institution  designated  by the group.  Such plans  include  457 plans,  SEP-IRAs,  SARSEPs,  SIMPLE plans and 403(b) plans other than plans for public school employees. The term "Group Retirement Plan" also includes qualified  retirement plans and non-qualified  deferred  compensation plans and IRAs that purchase Interests through a single investment dealer, broker or other financial institution that has made special arrangements with OFDI enabling those plans to purchase Interests.

II. Waivers of Sales Load

A. Waivers of Sales Load for Certain Purchasers.

Interests purchased by the following investors are not subject to any sales load
(and no commissions to brokers or dealers are paid by OFDI on such purchases):

|_|  OFI or its affiliates.

|_|  Present or former  officers,  directors,  trustees and employees (and their
     "immediate  families") of the Fund, OFI and its affiliates,  and retirement plans established by them for their employees.  The term "immediate family"
     refers to one's spouse,  children,  grandchildren,  grandparents,  parents,
     parents-in-law,   brothers  and  sisters,  sons-  and  daughters-in-law,  a
     sibling's spouse, a spouse's siblings,  aunts, uncles,  nieces and nephews;
     relatives by virtue of a remarriage (step-children, step-parents, etc.) are included.

|_|  Registered  management  investment  companies,   or  separate  accounts  of
     insurance companies having an agreement with OFI or OFDI for that purpose.
|_|  Dealers or brokers that have a sales  agreement with OFDI, if they purchase
     Interests  for  their  own  accounts  or for  retirement  plans  for  their employees.
|_|  Employees and registered  representatives (and their spouses) of dealers or brokers  described above or financial  institutions  that have entered into sales  arrangements  with such dealers or brokers (and which are identified as such to OFDI) or with OFDI.  The  purchaser  must certify to OFDI at the time of purchase that the purchase is for the  purchaser's  own account (or for the benefit of such employee's spouse or minor children).
|_|  Dealers, brokers, banks or registered investment advisers that have entered into an agreement with OFDI providing specifically for the use of Interests in particular  investment  products made available to their clients.  Those clients may be charged a transaction fee by their dealer,  broker,  bank or adviser for the purchase or sale of Interests.

|_|  Investment  advisers  and  financial  planners  who  have  entered  into an agreement for this purpose with OFDI and who charge an advisory, consulting or other fee for their services and buy Interests for their own accounts or the accounts of their clients.

     "Rabbi trusts" that buy Interests for their own accounts,  if the purchases are made through a broker or agent or other financial intermediary that has made special arrangements with OFDI for those purchases.

|_|  Clients of investment advisers or financial planners (who have entered into an agreement  for this purpose with OFDI) who buy  Interests  for their own accounts may also purchase Interests without a sales load but only if their accounts  are  linked to a master  account of their  investment  adviser or financial  planner  on the  books  and  records  of the  broker,  agent  or financial intermediary with which OFDI has made such special arrangements .
     Each of  these  investors  may be  charged  a fee by the  broker,  agent or financial intermediary for purchasing Interests.
|_|  Directors,  trustees,  officers or full-time employees of OpCap Advisers or its affiliates,  their relatives or any trust,  pension,  profit sharing or other benefit plan which beneficially owns Interests for those persons.
|_|  Accounts for which Oppenheimer Capital (or its successor) is the investment adviser  (OFDI must be advised of this  arrangement)  and  persons  who are directors or trustees of the company or trust which is the beneficial owner of such accounts.
|_|  A unit investment trust that has entered into an appropriate agreement with
     OFDI.
|_|  Dealers,  brokers,  banks,  or  registered  investment  advisers  that have
     entered  into  an  agreement   with  OFDI  to  sell  Interests  to  defined
     contribution  employee  retirement  plans for which the  dealer,  broker or investment adviser provides administration services.
|_|  Retirement  Plans and deferred  compensation  plans and trusts used to fund those plans  (including,  for example,  plans  qualified  or created  under sections  401(a),  401(k),  403(b) or 457 of the Internal Revenue Code), in
     each case if those  purchases  are made  through  a broker,  agent or other financial  intermediary  that has made special  arrangements  with OFDI for those purchases.

B. Waivers of Sales Load in Certain Transactions.

     Interests issued or purchased in the following transactions are not subject to sales  loads (and no  commissions  to brokers or dealers  are paid by OFDI on such purchases):
|_|  Interests  issued  in  plans  of  reorganization,  such as  mergers,  asset acquisitions and exchange offers, to which the Fund is a party.
|_|  Interests  purchased by the reinvestment of  distributions  reinvested from the Fund [or other Oppenheimer funds (other than Oppenheimer Cash Reserves)
     or unit investment  trusts for which  reinvestment  arrangements  have been made with the Distributor].
|_|  Interests purchased through a broker-dealer that has entered into a special agreement with OFDI to allow the broker's customers to purchase and pay for
     Interests using the proceeds of shares redeemed in the prior 30 days from a mutual fund (other than a fund  managed by OFI or any of its  subsidiaries)
     on which an initial  sales  charge was paid.  [This  waiver also applies to shares  purchased by exchange of shares of  Oppenheimer  Money Market Fund,
     Inc. that were  purchased and paid for in this manner.] This waiver must be requested  when the purchase  order is placed for  Interests,  and OFDI may require evidence of qualification for this waiver.
|_|  Interests  purchased with the proceeds of maturing  principal  units of any
     Qualified Unit Investment Liquid Trust Series.
|_|  Interests purchased by the reinvestment of loan repayments by a participant in a Retirement Plan for which OFI or an affiliate acts as sponsor.

--------

10    The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund.
An exempt organization is required to make estimated tax payments with respect to its UBTI.
11    Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section
514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI.  A prospective tax-exempt Member should consult its tax adviser in this regard.

12    New York State (but not New York City) generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

                 OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC

                                   FORM N-2

                                    PART C
                              OTHER INFORMATION

Item 24.    Financial Statements and Exhibits
---------------------------------------------

      Financial Statements:

            Part A:  Financial Highlights.

            Part B: Report of  Independent  Auditors,  Statement of Assets and
            Liabilities, Notes to Financial Statements.  Filed herewith.

      Exhibits:

(a)   (i)      Certificate of Formation of the  Registrant:  Previously  filed with  Registrant's  initial  registration  statement  (Reg. No.
               333-71716, 10/17/01), and incorporated herein by reference).

               (ii) Limited  Liability  Company  Agreement of the Registrant -
               Previously  filed  with   Pre-Effective   Amendment  No.  1  to
               Registrant's   Registration   Statement  (Reg.  No.  333-71716,
               12/7/01) and incorporated herein by reference.

            Not applicable.

            Not applicable.

            Not applicable.

            Not applicable.

            Not applicable.

(g)   (i) Investment  Advisory Agreement - Previously filed with Pre-Effective
               Amendment No. 1 to  Registrant's  Registration  Statement (Reg.
               No. 333-71716, 12/7/01) and incorporated herein by reference.

               (ii)     Investment  Sub-Advisory  Agreement - Previously filed
               with   Pre-Effective    Amendment   No.   1   to   Registrant's
               Registration  Statement  (Reg.  No.  333-71716,   12/7/01)  and
               incorporated herein by reference.

(h)   (i)  Distributor's  Agreement  -  Previously  filed  with  Pre-Effective
               Amendment No. 1 to  Registrant's  Registration  Statement (Reg.
               No. 333-71716, 12/7/01) and incorporated herein by reference.

               (ii)     Form of  Selling  Agreement  between  OppenheimerFunds
               Distributor,  Inc. and selected dealers - Previously filed with
               Pre-Effective  Amendment  No.  1 to  Registrant's  Registration
               Statement  (Reg.  No.  333-71716,   12/7/01)  and  incorporated
               herein by reference.

            Not applicable.

            Custody Agreement - Previously filed with Pre-Effective  Amendment
               No.  1  to  Registrant's   Registration   Statement  (Reg.  No.
               333-71716, 12/7/01) and incorporated herein by reference.

(k)   (i)      Escrow   Agreement  -  Previously   filed  with   Pre-Effective
               Amendment No. 1 to  Registrant's  Registration  Statement (Reg.
               No. 333-71716, 12/7/01) and incorporated herein by reference.

               (ii)   Administration   Agreement  -   Previously   filed  with
               Pre-Effective  Amendment  No.  1 to  Registrant's  Registration
               Statement  (Reg.  No.  333-71716,   12/7/01)  and  incorporated
               herein by reference.

               (iii)     Form of Investor  Servicing  Agreement  -  Previously
               filed  with  Pre-Effective  Amendment  No.  1  to  Registrant's
               Registration  Statement  (Reg.  No.  333-71716,   12/7/01)  and
               incorporated herein by reference.

               (iv)  Fund  and  Investor   Accounting   Services  Agreement  -
               Previously  filed  with   Pre-Effective   Amendment  No.  1  to
               Registrant's   Registration   Statement  (Reg.  No.  333-71716,
               12/7/01) and incorporated herein by reference.

               (v)      Representation   by   OppenheimerFunds,   Inc.:  Filed
               herewith.

            Opinion  and  Consent  of  Schulte  Roth & Zabel  LLP.  Previously
               filed  with  Pre-Effective  Amendment  No.  2  to  Registrant's
               Registration  Statement  (Reg.  No.  333-71716,   12/7/01)  and
               incorporated herein by reference.

            Not applicable.

(n)   (i)  Opinion  and  Consent of Schulte  Roth & Zabel LLP on tax  matters.
               Previously  filed  with   Pre-Effective   Amendment  No.  2  to
               Registrant's   Registration   Statement  (Reg.  No.  333-71716,
               12/7/01) and incorporated herein by reference.

               (ii)     Consent  of Ernst & Young as  Independent  Auditors  -
               Filed herewith.

            Not applicable.

(p)   Agreement  Regarding  Provision of Initial  Capital -  Previously  filed
               with   Pre-Effective    Amendment   No.   1   to   Registrant's
               Registration  Statement  (Reg.  No.  333-71716,   12/7/01)  and
               incorporated herein by reference.

            Not applicable.

            (i)   Code of Ethics of the Oppenheimer  Funds dated March 1, 2000 under  Rule  17j-1  of the  Investment  Company  Act  of  1940;
               previously  filed with the Initial  Registration  Statement  of
               Oppenheimer  Emerging  Growth Fund (Reg. No.  333-44176)  dated
               August 21, 2000 is incorporated herein by reference.

Item 25.    Marketing Arrangements
----------------------------------

      Not applicable.

Item 26.    Other Expenses of Issuance and Distribution
-------------------------------------------------------

      Registration fees     $[     ]
      Legal fees             [     ]
      NASD fees              [     ]
      Blue Sky fees          [     ]
      Accounting fees        [     ]
      Printing               [     ]
      Miscellaneous          [     ]
                             -------

            Total           $[     ]

Item 27.    Persons Controlled by or Under Common Control with the Registrant
-----------------------------------------------------------------------------

      None.

Item 28.    Number of Holders of Securities
-------------------------------------------

      As of August 21,  2003,  the  number of record  holders of each class of securities of the registrant, is shown below:

                         (1)                             (2)
                    Title of Class             Number of Recordholders
                    --------------             -----------------------

              Limited liability company                   1
                      interests

Item 29.    Indemnification
---------------------------

      Reference  is made in the  provisions  of  Section 3.7  of  Registrant's limited  liability  company  agreement  filed as Appendix C to the  prospectus
contained  in  this  Registration   Statement,   and  incorporated  herein  by
reference.

      Insofar as indemnification  for liabilities arising under the Securities
Act of 1933 may be permitted to Managers,  officers and controlling persons of
Registrant pursuant to the foregoing  provisions or otherwise,  Registrant has been advised  that in the opinion of the  Securities  and Exchange  Commission such  indemnification  is against public policy as expressed in the Securities
Act of 1933 and is,  therefore,  unenforceable.  In the event that a claim for
indemnification   against  such   liabilities   (other  than  the  payment  by
Registrant of expenses  incurred or paid by a Manager,  officer or controlling person  of  Registrant  in the  successful  defense  of any  action,  suit  or proceeding)  is  asserted  by such  Manager,  officer or  controlling  person,
Registrant  will,  unless in the  opinion of its  counsel  the matter has been
settled  by   controlling   precedent,   submit  to  a  court  of  appropriate
jurisdiction  the  question  whether  such  indemnification  by it is  against public policy as expressed in the  Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 30.    Business and Other Connections of the Investment Adviser
--------------------------------------------------------------------

(a)   OppenheimerFunds,  Inc. is the investment adviser of the Registrant;  it and certain  subsidiaries  and affiliates act in the same capacity to
         other  investment  companies,   including  without  limitation  those
         described in Parts A and B hereof and listed in Item 30(b) below.

(b)   There  is  set  forth  below  information  as  to  any  other  business, profession,  vocation or employment of a substantial  nature in which each  officer and  director of  OppenheimerFunds,  Inc. is, or at any time during the past two fiscal  years has been,  engaged for his/her own  account  or in the  capacity  of  director,  officer,  employee, partner or trustee.

---------------------------------------------------------------------------------
Name  and   Current   Position
with OppenheimerFunds, Inc.    Other Business and Connections During the Past
                               Two Years
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Timothy L. Abbuhl,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert Agan,                   Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.,  Shareholder Financial Services,  Inc., OFI
                               Private  Investments,  Inc. and Centennial  Asset
                               Management Corporation;  Senior Vice President of
                               Shareholders Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik Anderson,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Janette Aprilante,             Secretary     (since     December    2001)    of:
Vice President & Secretary     OppenheimerFunds  Distributor,  Inc.,  Centennial
                               Asset   Management    Corporation,    Oppenheimer
                               Partnership  Holdings,   Inc.,  Oppenheimer  Real
                               Asset  Management,  Inc.,  Shareholder  Financial
                               Services,  Inc.,  Shareholder Services,  Inc. and
                               OppenheimerFunds   Legacy   Program.    Secretary
                               (since   June   2003)   of:   HarbourView   Asset
                               Management Corporation,  OFI Private Investments,
                               Inc.  and  OFI  Institutional  Asset  Management,
                               Inc.  Assistant  Secretary  (since December 2001)
                               of OFI Trust Company.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hany S. Ayad,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert Baker,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Michael Banta,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joanne Bardell,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin Baum,                    None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeff Baumgartner,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Connie Bechtolt,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lalit K. Behal                 Assistant    Secretary   of   HarbourView   Asset
Assistant Vice President       Management Corporation.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathleen Beichert,             Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Gerald Bellamy,                Assistant  Vice  President  of OFI  Institutional
Assistant Vice President       Asset Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik S. Berg,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Victoria Best,                 Vice   President  of  OFI   Institutional   Asset
Vice President                 Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rajeev Bhaman,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Craig Billings,                Formerly  President of Lorac  Technologies,  Inc.
Assistant Vice President       (June 1997-July 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Binning,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert J. Bishop,              Treasurer     (since     October     2003)     of
Vice President                 OppenheimerFunds     Distributor,     Inc.    and
                               Centennial Asset Management Corporation.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Blinzer,                Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John R. Blomfield,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lisa I. Bloomberg,             Formerly   First  Vice  President  and  Associate
Vice President & Associate     General  Counsel of UBS  Financial  Services Inc.
Counsel                        (May 1999-May 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Veronika Boesch,               None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Chad Boll,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Antulio N. Bomfim,             A  senior  economist  with  the  Federal  Reserve
Vice President                 Board (June 1992-October 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Bonomo,                 None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michelle Borre Massick,        None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Boydell,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michael Bromberg,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lowell Scott Brooks,           Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joan Brunelle,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Buckmaster,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul Burke,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Mark Burns,                    None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bruce Burroughs,               None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Claudia Calich,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jeoffrey Caan,                 Formerly  Vice  President  of ABN AMRO  NA,  Inc.
Vice President                 (June  2002 - August  2003);  Vice  President  of
                               Zurich Scudder  Investments  (January 1999 - June
                               2002)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Catherine Carroll,             None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Debra Casey,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brett Clark,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
H.C. Digby Clements,           None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Peter V. Cocuzza,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Susan Cornwell,                Vice  President of  Centennial  Asset  Management
Vice President                 Corporation and Shareholder  Financial  Services,
                               Inc.;   Senior  Vice   President  of  Shareholder
                               Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott Cottier,                 None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Coulston,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie C. Cusker,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George Curry,                  None.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Damian,                   None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John M. Davis,                 Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Craig P. Dinsell,              None
Executive Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Randall C. Dishmon,            None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rebecca K. Dolan               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Steven D. Dombrower,           Senior    Vice    President    of   OFI   Private
Vice President                 Investments,     Inc.;    Vice    President    of

                               OppenheimerFunds Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas Doyle,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bruce C. Dunbar,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Edmiston,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel R. Engstrom,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Robert Erven             Formerly  an  Assistant   Vice   President/Senior
Assistant Vice President       Trader with Morgan Stanley Investment  Management
                               (1999-April 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George R. Evans,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward N. Everett,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathy Faber,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Falicia,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Farrar,               Vice President of OFI Private Investments, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Emmanuel Ferreira,             Formerly  a  portfolio   manager   with   Lashire
Vice President                 Investments (July 1999-December 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ronald H. Fielding,            Vice President of  OppenheimerFunds  Distributor,
Senior Vice President;         Inc.;  Director of ICI Mutual Insurance  Company;
Chairman: Rochester Division   Governor of St. John's  College;  Chairman of the
                               Board of  Directors  of  International  Museum of
                               Photography at George Eastman House.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Brian Finley,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John E. Forrest,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jordan Hayes Foster,           Vice   President  of  OFI   Institutional   Asset
Vice President                 Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
P. Lyman Foster,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Foxhoven,                Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Colleen M. Franca,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dominic Freud,                 Formerly,   a   Partner   and   European   Equity
Vice President                 Portfolio  manager  at  SLS  Management  (January
                               2002-February  2003)  prior  to which he was head
                               of  the  European   equities  desk  and  managing
                               director at SG Cowen (May 1994-January 2002).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dan Gagliardo,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hazem Gamal,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dan P. Gangemi,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Subrata Ghose,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles W. Gilbert,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alan C. Gilston,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill E. Glazerman,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mike Goldverg,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bejamin J. Gord,               Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and  of  OFI   Institutional   Asset

                               Management,   Inc.  Formerly  Executive  Director
                               with  Miller  Anderson  Sherrerd,  a division  of
                               Morgan  Stanley  Investment  Management.   (April
                               1992-March 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Granger,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert B. Grill,               None
Senior Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Gwynn,                  None
Vice President: Rochester
                                    Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Haley,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marilyn Hall,                  None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ping Han,                      None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kelly Haney,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Hauenstein,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas B. Hayes,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dennis Hess,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dorothy F. Hirshman,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel Hoelscher,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward Hrybenko,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Huebl,                Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Margaret Hui,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Huttlin,                  Senior   Vice   President    (Director   of   the
Vice President                 International  Division)  (since January 2004) of
                               OFI   Institutional   Asset   Management,   Inc.;
                               Director  (since  June 2003) of  OppenheimerFunds
                               (Asia) Limited

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James G. Hyland,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve P. Ilnitzki,             None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bridget Ireland,               Vice   President    (since   January   2004)   of
Vice President                 OppenheimerFunds   Distributor   Inc.   Formerly,
                               Director  of  INVESCO  Distributors  Inc.  (April
                               2000-December 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kathleen T. Ives,              Vice   President  and   Assistant   Secretary  of
Vice President and Assistant   OppenheimerFunds     Distributor,     Inc.    and
Secretary                      Shareholder  Services,  Inc.; Assistant Secretary
                               of  Centennial  Asset   Management   Corporation,
                               OppenheimerFunds  Legacy Program and  Shareholder
                               Financial Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

William Jaume,                 Senior  Vice  President  of   HarbourView   Asset
Vice President                 Management   Corporation  and  OFI  Institutional
                               Asset  Management,  Inc.;  Director  of OFI Trust
                               Company.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Frank V. Jennings,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Jennings,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Michael Johnson,          Formerly       Vice       President,       Senior
Assistant Vice President       Analyst/Portfolio   Manager  at  Aladdin  Capital
                               Holdings Inc. (February 2001-May 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles Kandilis,              Formerly  managing  director of Kandilis  Capital
Assistant Vice President       Management (September 1993-August 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jennifer E. Kane,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lynn O. Keeshan,               Assistant  Treasurer of  OppenheimerFunds  Legacy
Senior Vice President          Program
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas W. Keffer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cristina J. Keller,            Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Keogh,                 Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Walter G. Konops,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Kourkoulakos,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Kramer,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lisa Lamentino,                None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Lange,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Latino,                   Formerly a Senior  Trader/Portfolio  Engineer  at
Assistant Vice President       Jacobs Levy Equity  Management (June  1996-August
                               2002).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kristina Lawrence,             Formerly     Assistant    Vice    President    of
Vice President                 OppenheimerFunds,   Inc.   (November   2002-March
                               2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Guy E. Leaf,                   Formerly  a  Vice   President  of  Merrill  Lynch
Vice President                 (January 2000-September 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christopher M. Leavy,          None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dina C. Lee,                   Formerly    (until   December   2003)   Assistant
Assistant Vice President &     Secretary of OppenheimerFunds Legacy Program.
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Randy Legg,                    Formerly   an   associate    with   Dechert   LLP
Assistant Vice President &     (September 1998-January 2004).
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dana Lehrer,                   Assistant Secretary of Oppenheimer Legacy Program
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Laura Leitzinger,              Senior Vice  President of  Shareholder  Services,
Vice President                 Inc.;  Vice  President of  Shareholder  Financial
                               Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael S. Levine,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gang Li,                       None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Shanquan Li,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mitchell J. Lindauer,          None
Vice President & Assistant
General Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bill Linden,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Malissa B. Lischin,            Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Lolli,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel G. Loughran             None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Patricia Lovett,               Vice   President   of    Shareholder    Financial
Vice President                 Services,  Inc.  and  Senior  Vice  President  of
                               Shareholder Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dongyan Ma,                    Formerly  an  Assistant   Vice   President   with
Assistant Vice President       Standish   Mellon   Asset   Management   (October
                               2001-October 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Macchia,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michael Magee,                 Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jerry Mandzij,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Angelo G. Manioudakis          Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management  Corporation and of OFI  Institutional
                               Asset   Management,   Inc.   Formerly   Executive
                               Director  and   portfolio   manager  for  Miller,
                               Anderson  &   Sherrerd,   a  division  of  Morgan
                               Stanley Investment  Management (August 1993-April
                               2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
LuAnn Mascia,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Susan Mattisinko,              Assistant  Secretary  (as  of  January  2004)  of
Vice President                 HarbourView    Asset   Management    Corporation,
                               OppenheimerFunds   Legacy  Program,  OFI  Private
                               Investments,  Inc.  and OFI  Institutional  Asset
                               Management,  Inc. Formerly an Associate at Sidley
                               Austin Brown and Wood LLP (1995 - October 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Elizabeth McCormack,           Assistant    Secretary   of   HarbourView   Asset
Assistant Vice President       Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph McGovern,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Charles L. McKenzie,           As  of  May  2003:   Chief   Executive   Officer,
Senior Vice President          President,  Senior Managing Director and Director
                               of HarbourView  Asset Management  Corporation and
                               OFI   Institutional   Asset   Management,   Inc.;
                               President,   Chairman  and  Director  of  Trinity
                               Investment Management Corporation

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Andrew J. Mika,                None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joy Milan,                     None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Nikolaos D. Monoyios,          None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles Moon,                  Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and  of  OFI   Institutional   Asset
                               Management,  Inc. Formerly an Executive  Director
                               and  Portfolio  Manager  with  Miller  Anderson &
                               Sherrerd,    a   division   of   Morgan   Stanley
                               Investment Management (June 1999-March 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Murphy,                   Director of OppenheimerFunds  Distributor,  Inc.,
Chairman, President, Chief     Centennial    Asset    Management    Corporation,
Executive Officer & Director   HarbourView  Asset  Management  Corporation,  OFI
                               Private  Investments,   Inc.,  OFI  Institutional
                               Asset   Management,    Inc.,    Tremont   Capital
                               Management,    Inc.   and   Trinity   Investments
                               Management Corporation;  President and Management
                               Director  of   Oppenheimer   Acquisition   Corp.;
                               President    and    Director    of    Oppenheimer
                               Partnership  Holdings,   Inc.,  Oppenheimer  Real
                               Asset Management,  Inc.; Chairman and Director of
                               Shareholder   Financial   Services,    Inc.   and
                               Shareholder   Services,   Inc.;   Executive  Vice
                               President of MassMutual  Life Insurance  Company;
                               director of DLB Acquisition Corp.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin Murray,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas J. Murray,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kenneth Nadler,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christina Nasta,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Nichols,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William Norman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John O'Hare,                   Formerly  Executive  Vice President and Portfolio
Vice President                 Manager  (June 2000 - August 2003) and  Portfolio
                               Manager and Senior Vice President  (August 1997 -
                               June 2000) at Geneva Capital Management, Ltd.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lerae A. Palumbo,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Pellegrino,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allison C. Pells,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan Pergament,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Petersen,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Pfeffer,                 Formerly,  Director and Chief  Financial  Officer
Senior Vice President and      at   Citigroup   Asset    Management    (February
Chief Financial Officer        2000-February 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James F. Phillips,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Gary Pilc,                     None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Peter E. Pisapia,              Formerly,  Associate  Counsel at SunAmerica Asset
Assistant Vice President &     Management Corp. (December 2000-December 2002).
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Raghaw Prasad,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jane C. Putnam,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael E. Quinn,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie S. Radtke,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Norma J. Rapini,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian N. Reid,                 Formerly an Assistant  Vice  President with Eaton
Assistant Vice President       Vance Management (January 2000-January 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marc Reinganum,                Formerly  (until  August  2002)  Vaughn  Rauscher
Vice President                 Chair  in  Financial  Investments  and  Director,
                               Finance    Institute   of   Southern    Methodist
                               University, Texas.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jill Reiter,                   None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kristina Richardson,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Claire Ring,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Robertson,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Antoinette Rodriguez,          None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Stacey Roode,                  Formerly,   Assistant  Vice  President  of  Human
Vice President                 Resources of OFI (200-July 2002)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeffrey S. Rosen,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Stacy Roth,                    None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James H. Ruff,                 President   and   Director  of   OppenheimerFunds
Executive Vice President       Distributor,    Inc.   and    Centennial    Asset
                               Management Corporation;  Executive Vice President
                               of OFI Private Investments, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Andrew Ruotolo,                Vice   Chairman,   Treasurer,   Chief   Financial
Executive Vice President and   Officer and  Management  Director of  Oppenheimer
Director                       Acquisition  Corp.;  President  and  Director  of

                               Shareholder   Services,   Inc.  and   Shareholder
                               Financial  Services,  Inc.;  Director  of Trinity
                               Investment  Management  Corporation;  Chairman of
                               the Board,  Chief  Executive  Officer,  President
                               and Director of OFI Trust Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kim Russomanno,                None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Rohit Sah,                     None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Valerie Sanders,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Karen Sandler,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Tricia Scarlata,               Formerly,  Marketing Manager of OppenheimerFunds,
Vice President                 Inc. (April 2001-August 2002).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Rudi Schadt,                   Formerly  a   consultant   for  Arthur   Andersen
Assistant Vice President       (August 2001-February 2002).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ellen P. Schoenfeld,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maria Schulte,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott A. Schwegel,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allan P. Sedmak                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jennifer L. Sexton,            Senior    Vice    President    of   OFI   Private
Vice President                 Investments, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martha A. Shapiro,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Navin Sharma,                  Formerly,  Manager  at BNP  Paribas  Cooper  Neff
Vice President                 Advisors (May 2001-April 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Steven J. Sheerin,             None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bonnie Sherman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David C. Sitgreaves,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Edward James Sivigny           Formerly  a  Director  for  ABN  AMRO  Securities
Assistant Vice President       (July 2001-July 2002).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Enrique H. Smith,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Louis Sortino,                 None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith J. Spencer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Marco Antonio Spinar,          None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard A. Stein,              None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Arthur P. Steinmetz,           Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer Stevens,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gregory J. Stitt,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John P. Stoma,                 Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Stricker,              Vice President of Shareholder Services, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Deborah A. Sullivan,           Secretary  (since  December  2001)  of OFI  Trust
Assistant Vice President,      Company.
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mary Sullivan,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Sussman,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan B. Switzer,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martin Telles,                 Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul Temple,                   Formerly  a  Vice   President  of  Merrill  Lynch
Vice President                 (October 2001-January 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jeaneen Terrio,                None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Vincent Toner,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Eamon Tubridy,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith Tucker,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James F. Turner,               Formerly   portfolio   manager   for   Technology
Vice President                 Crossover Ventures (May 2000-March 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Tane Tyler,                    Formerly Vice  President  and  Assistant  General
Vice President and Associate   Counsel at INVESCO Funds Group,  Inc.  (September
Counsel                        1991 - December 2003)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cameron Ullyat,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Angela Utaro,                  None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Mark S. Vandehey,              Vice President of  OppenheimerFunds  Distributor,
Senior Vice President and      Inc.,  Centennial  Asset  Management  Corporation
Chief Compliance Officer       and Shareholder  Services,  Inc.  Formerly (until
                               March 2004) Vice  President of  OppenheimerFunds,
                               Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maureen Van Norstrand,         None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Rene Vecka,                    Formerly Vice President of Shareholder  Services,
Assistant Vice President,      Inc. (September 2000-July 2003).
Rochester Division

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Vincent Vermette,              Vice President of  OppenheimerFunds  Distributor,
Assistant Vice President       Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Phillip F. Vottiero,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lisa Walsh,                    None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Patricia Walters,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Teresa M. Ward,                Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jerry A. Webman,               Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Christopher D. Weiler,         None
Vice President: Rochester
Division

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Barry D. Weiss,                Vice  President of HarbourView  Asset  Management
Vice President                 Corporation
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Melissa Lynn Weiss,            Formerly an Associate  at Hoguet  Newman & Regal,
Vice President                 LLP (January 1998-May 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christine Wells,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph J. Welsh,               Vice  President of HarbourView  Asset  Management
Vice President                 Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Diederick Wermolder,           Director of  OppenheimerFunds  International Ltd.
Senior Vice President          and  OppenheimerFunds  plc; Senior Vice President
                               (Managing    Director   of   the    International
                               Division) of OFI Institutional  Asset Management,
                               Inc.;   Director   of   OppenheimerFunds   (Asia)
                               Limited.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Catherine M. White,            Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor,   Inc.;   member  of  the   American

                               Society of Pension Actuaries (ASPA) since 1995.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Annabel Whiting,               None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William L. Wilby,              Formerly  Senior Vice  President  of  HarbourView
Senior Vice President          Asset   Management   Corporation  (May  1999-July
                               2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Donna M. Winn,                 President,  Chief Executive  Officer and Director
Senior Vice President          of OFI Private  Investments,  Inc.;  Director and
                               President  of  OppenheimerFunds  Legacy  Program;
                               Senior   Vice   President   of   OppenheimerFunds
                               Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kenneth Winston,               None
Senior Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Philip Witkower,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian W. Wixted,               Treasurer   of   HarbourView   Asset   Management
Senior Vice President and      Corporation;    OppenheimerFunds    International
Treasurer                      Ltd.,  Oppenheimer  Partnership  Holdings,  Inc.,

                               Oppenheimer   Real   Asset   Management,    Inc.,
                               Shareholder    Services,     Inc.,    Shareholder
                               Financial    Services,    Inc.,    OFI    Private
                               Investments,   Inc.,  OFI   Institutional   Asset
                               Management,   Inc.,   OppenheimerFunds   plc  and
                               OppenheimerFunds  Legacy  Program;  Treasurer and
                               Chief  Financial  Officer  of OFI Trust  Company;
                               Assistant  Treasurer of  Oppenheimer  Acquisition
                               Corp.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Carol Wolf,                    Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management  Corporation;  serves  on the Board of

                               the Colorado Ballet.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kurt Wolfgruber,               Director  of  Tremont  Capital  Management,  Inc.
Executive Vice President,      (since  July  20012),  and of  HarbourView  Asset
Chief Investment Officer and   Management   Corporation  and  OFI  Institutional
Director                       Asset Management, Inc. (since June 2003)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Caleb C. Wong,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward C. Yoensky,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill Zachman,                  None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lucy Zachman,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert G. Zack                 General Counsel and Director of  OppenheimerFunds
Executive Vice President and   Distributor,  Inc.; General Counsel of Centennial
General Counsel                Asset   Management   Corporation;   Senior   Vice
                               President  and  General  Counsel  of  HarbourView
                               Asset    Management     Corporation    and    OFI
                               Institutional  Asset  Management,   Inc.;  Senior
                               Vice  President,  General Counsel and Director of
                               Shareholder     Financial     Services,     Inc.,
                               Shareholder    Services,    Inc.,   OFI   Private
                               Investments,  Inc.  and OFI Trust  Company;  Vice
                               President    and    Director    of    Oppenheimer
                               Partnership   Holdings,    Inc.;   Director   and
                               Assistant  Secretary  of  OppenheimerFunds   plc;
                               Secretary  and  General  Counsel  of  Oppenheimer
                               Acquisition   Corp.;   Director   and   Assistant
                               Secretary   of   OppenheimerFunds   International
                               Ltd.;   Director   of   Oppenheimer   Real  Asset
                               Management,   Inc.  and  OppenheimerFunds  (Asia)
                               Limited);   Vice  President  of  OppenheimerFunds
                               Legacy Program.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Neal A. Zamore,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark D. Zavanelli,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alex Zhou,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Arthur J. Zimmer,              Senior  Vice  President  (since  April  1999)  of
Senior Vice President          HarbourView Asset Management Corporation.
---------------------------------------------------------------------------------

The Oppenheimer Funds include the following:

Centennial America Fund, L.P.
Centennial California Tax Exempt Trust
Centennial Government Trust
Centennial Money Market Trust
Centennial New York Tax Exempt Trust
Centennial Tax Exempt Trust

Limited Term New York Municipal Fund (Rochester Portfolio Series)
OFI Tremont Core Diversified Hedge Fund
OFI Tremont Market Neutral Hedge Fund
Oppenheimer AMT-Free Municipals
Oppenheimer AMT-Free New York Municipals
Oppenheimer Balanced Fund
Oppenheimer Bond Fund (a series of Oppenheimer Integrity Funds)
Oppenheimer California Municipal Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Capital Income Fund
Oppenheimer Capital Preservation Fund
Oppenheimer Cash Reserves
Oppenheimer Champion Income Fund
Oppenheimer Convertible Securities Fund (Bond Fund Series)
Oppenheimer Developing Markets Fund
Oppenheimer Discovery Fund
Oppenheimer Emerging Growth Fund
Oppenheimer Emerging Technologies Fund
Oppenheimer Enterprise Fund
Oppenheimer Equity Fund, Inc.

Oppenheimer Global Fund
Oppenheimer Global Opportunities Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Growth Fund
Oppenheimer High Yield Fund
Oppenheimer International Bond Fund
Oppenheimer International Growth Fund

Oppenheimer International Large-Cap Core Fund (a series of Oppenheimer
International     Large-Cap Core Trust)
Oppenheimer International Small Company Fund
Oppenheimer International Value Fund (a series of Oppenheimer International
Value       Trust)
Oppenheimer Limited Term California Municipal Fund
Oppenheimer Limited-Term Government Fund
Oppenheimer Limited Term Municipal Fund (a series of Oppenheimer Municipal
Fund)
Oppenheimer Main Street Fund (a series of Oppenheimer Main Street Funds, Inc.)
Oppenheimer Main Street Opportunity Fund
Oppenheimer Main Street Small Cap Fund
Oppenheimer MidCap Fund
Oppenheimer Money Market Fund, Inc.

Oppenheimer Multi-Sector Income Trust
Oppenheimer Multi-State Municipal Trust (3 series):
   Oppenheimer New Jersey Municipal Fund
   Oppenheimer Pennsylvania Municipal Fund
   Oppenheimer Rochester National Municipals

Oppenheimer Principal Protected Main Street Fund (a series of Oppenheimer
Principal   Protected Trust)
Oppenheimer Principal Protected Main Street Fund II (a series of Oppenheimer
Principal   Protected Trust II)
Oppenheimer Quest Capital Value Fund, Inc.
Oppenheimer Quest For Value Funds (3 series):

   Oppenheimer Quest Balanced Fund
   Oppenheimer Quest Opportunity Value Fund
   Oppenheimer Small Cap Value Fund

Oppenheimer Quest International Value Fund, Inc.
Oppenheimer Quest Value Fund, Inc.
Oppenheimer Real Asset Fund
Oppenheimer Real Estate Fund
Oppenheimer Select Value Fund
Oppenheimer Senior Floating Rate Fund
Oppenheimer Series Fund, Inc. (2 series):
   Oppenheimer Disciplined Allocation Fund
Oppenheimer Value Fund
Oppenheimer Strategic Income Fund
Oppenheimer Total Return Bond Fund
Oppenheimer Tremont Market Neutral Fund, LLC
Oppenheimer Tremont Opportunity Fund, LLC
Oppenheimer U.S. Government Trust
Oppenheimer Variable Account Funds (11 series):
   Oppenheimer Aggressive Growth Fund/VA
   Oppenheimer Balanced Fund/VA

   Oppenheimer Bond Fund/VA
   Oppenheimer Capital Appreciation Fund/VA
   Oppenheimer Global Securities Fund/VA
   Oppenheimer High Income Fund/VA
   Oppenheimer Main Street Fund/VA
   Oppenheimer Main Street Small Cap Fund/VA
   Oppenheimer Money Fund/VA
   Oppenheimer Strategic Bond Fund/VA
   Oppenheimer Value Fund/VA
Panorama Series Fund, Inc. (4 series):
   Growth Portfolio
   Government Securities Portfolio
   Oppenheimer International Growth Fund/VA
   Total Return Portfolio
Rochester Fund Municipals

The address of the  Oppenheimer  funds  listed  above,  Shareholder  Financial
Services,  Inc.,  Shareholder  Services,  Inc.,   OppenheimerFunds   Services,
Centennial   Asset   Management   Corporation,   Centennial   Capital   Corp.,
Oppenheimer Real Asset Management,  Inc. and  OppenheimerFunds  Legacy Program
is 6803 South Tucson Way, Centennial, Colorado 80112-3924.

The address of OppenheimerFunds,  Inc.,  OppenheimerFunds  Distributor,  Inc.,
HarbourView Asset Management  Corporation,  Oppenheimer  Partnership Holdings,
Inc.,  Oppenheimer  Acquisition  Corp.,  OFI Private  Investments,  Inc.,  OFI
Institutional  Asset  Management,  Inc. and  Oppenheimer  Trust Company is Two
World Financial  Center,  225 Liberty Street,  11th Floor,  New York, New York
10281-1008.

The address of Tremont  Advisers,  Inc. is 555 Theodore  Fremd  Avenue,  Suite
206-C, Rye, New York 10580.

The  address  of  OppenheimerFunds  International  Ltd.  is Bloc C, Irish Life
Center, Lower Abbey Street, Dublin 1, Ireland.

The address of Trinity Investment  Management  Corporation is 301 North Spring
Street, Bellefonte, Pennsylvania 16823.

Item 31.    Location of Accounts and Records
--------------------------------------------

      The  accounts,  books and other  documents  required to be maintained by
Registrant  pursuant to Section  31(a) of the  Investment  Company Act of 1940
and rules  promulgated  thereunder are in the possession of  OppenheimerFunds,
Inc. at its offices at 498 Seventh Avenue, New York, New York 10018.

Item 32.    Management Services
-------------------------------

      Not applicable

Item 33.    Undertakings
------------------------

I.    The  Registrant  undertakes  to suspend the offering of Interests  until the  prospectus is amended if (1) subsequent to the effective date of its registration statement,  the net asset value of the Fund declines more than ten percent  from its net asset  value as of the  effective date of the registration  statement or (2) the net asset value of the
         Fund  increases to an amount  greater than its net proceeds as stated
         in the prospectus.

II.   The Registrant hereby undertakes:

(a)   to file,  during any period in which  offers or sales are being made,  a post-effective amendment to this registration statement:

(i)   to  include  any  prospectus   required  by  Section   10(a)(3)  of  the
            Securities Act of 1933;

(ii)  to  reflect  in the  prospectus  any facts or events  arising  after the effective date of the  registration  statement (or the most recent post-effective  amendment  thereof) which,  individually or in the aggregate,  represent a fundamental  change in the information set
            forth  in  the   registration   statement.   Notwithstanding   the
            foregoing,  any  increase  or  decrease  in volume  of  securities offered (if the total dollar  value of  securities  offered  would not exceed that which was  registered)  and any deviation from the low or high end of the  estimated  maximum  offering  range may be reflected  in the form of  prospectus  filed  with the  Commission pursuant to Rule 424(b)  under the  Securities  Act of 1933 if, in the aggregate,  the changes in volume and price  represent no more than a 20%  change in the  maximum  aggregate  offering  price set forth  in the  "Calculation  of  Registration  Fee"  table  in the effective registration statement; and

(iii) to  include  any  material  information  with  respect  to the  plan  of
            distribution   not  previously   disclosed  in  the   registration
            statement  or any  material  change  to  such  information  in the registration statement;

(b)   that, for the purpose of determining  any liability under the Securities
         Act of 1933,  each such  post-effective  amendment shall be deemed to be a new  registration  statement  relating to the Interests  offered therein,  and the  offering  of the  Interests  at that time shall be deemed be the initial bona fide offering thereof; and

(c)   to remove from  registration by means of a post-effective  amendment any of  the  Interests  being  registered  which  remain  unsold  at  the termination of the offering.
III.  The  Registrant  undertakes  to send by first  class mail or other means designed to ensure equally prompt  delivery  within two business days of receipt of a written or oral request,  the Registrant's  Statement of Additional Information.